8/6

02049075

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Remgro Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 08 2002
THOMSON FINANCIAL P

**NEW ADDRESS

FILE NO. 82- 5706 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/6/02

REMGRO LIMITED

REGISTRATION NUMBER 1968/006415/06

ISIN ZAE000026480 SHARE CODE REM

Remgro

Limited

REMGRO LIMITED
ANNUAL REPORT
2002

CONTENTS

Directorate	2
Salient features – Financial results	3
Group structure	4
Six year consolidated financial review	5
General review	6
Community service	12
Corporate governance	15
Statement of responsibility by the Board of Directors	17
Certificate by the Company Secretary	17
Report of the independent auditors	18
Report of the Board of Directors	19
Accounting policies	25
Balance sheets	28
Income statements	29
Statements of changes in equity	30
Cash flow statements	31
Notes to the annual financial statements	32
Principal subsidiary companies – Annexure A	52
Principal investments – Annexure B	53
Significant associated companies – Annexure C	54
Information on business and geographical segments – Annexure D	55
Analysis of shareholders	57
Share transactions totally electronic (STRATE)	59
Administration	59
Dates of importance to shareholders	60
Notice to shareholders	61
Brief guidelines for the use of:	64
– Form of proxy	Attached
– Voting instruction form	Attached

DIRECTORATE

EXECUTIVE DIRECTORS

M H Visser (48) #
Deputy Chairman and Chief Executive Officer
Years of service with the Group: 22

W E Bührmann (47) #
Investments
Years of service with the Group: 15

D M Falck (56) # *
Group Finance
Years of service with the Group: 30

J A Preller (mrs) (52) #
Corporate Affairs
Years of service with the Group: 30

T van Wyk (54) #
Investments
Years of service with the Group: 12

Member of the **Executive Committee**
* Member of the **Audit Committee**
‡ Member of the **Remuneration Committee**

NON-EXECUTIVE DIRECTORS

Johann Rupert (52) ‡
Chairman
Chief Executive Officer of
Compagnie Financière Richemont AG.

P E Beyers (52)
Businessman

G D de Jager (51)
Businessman

J W Dreyer (51)
Businessman

P J Erasmus (70) * ‡
Retired businessman

P K Harris (52) ‡
Chief Executive Officer: FirstRand Banking Group.
Appointed to the Board on 28 November 2001.

E de la H Hertzog (52)
Chairman: Medi-Clinic Corporation Limited.

E Molobi (57)
Chairman: Kagiso Trust Investment Company (Proprietary) Limited.

J F Mouton (55) * ‡
Chairman: PSG Group Limited and
PSG Investment Bank Limited.

F Robertson (47) * ‡
Chairman: The Lion of Africa Insurance Company Limited.
Chief Executive Officer: Brimstone Investment Corporation Limited.

P G Steyn (68) *
Businessman

SALIENT FEATURES – FINANCIAL RESULTS

	2002	2001
HEADLINE EARNINGS	**R4 277 million**	R3 195 million
BASIC EARNINGS – NET PROFIT FOR THE YEAR	**R3 532 million**	R6 574 million
Shares in issue		
– Ordinary shares of 1 cent each	486 493 650	486 493 650
– Unlisted B ordinary shares of 10 cents each	35 506 352	35 506 352
Total	522 000 002	522 000 002
HEADLINE EARNINGS PER SHARE	**819.3c**	612.1c
BASIC EARNINGS PER SHARE	**676.6c**	1 259.4c
Dividends per share		
– Ordinary	206.00c	162.00c
– Special	100.00c	
Net asset value per share (attributable to own members)		
– at book value	**R46.07**	R37.14
– allowing for market value/directors' valuation of investments and listed subsidiary companies	**R89.50**	R64.32

The comparative figures for the year ended 31 March 2001 have been restated. Please refer to the paragraph headed "Prior year adjustments" in the Report of the Board of Directors.

GROUP STRUCTURE

at 31 March 2002

REMGRO LIMITED

Interests	Company	%
TRADE MARK INTERESTS	British American Tobacco	11%
	Distell Group	30%
FINANCIAL INTERESTS	FirstRand	9%
	RMB Holdings	23%
	ABSA Group	9%
	Sage Group	16%
MINING INTERESTS	Gencor	11%
	Trans Hex Group	35%
INDUSTRIAL INTERESTS	Robertsons Holdings	72%
	Transvaal Sugar	72%
	Malbak	58%
	Total SA	34%
	Rainbow Chicken	56%
	Dorbyl	43%
	Air Products SA	50%
	Wispeco	100%
	Henkel SA	50%
CORPORATE AND OTHER INTERESTS	Remgro Finance Corporation	100%
	Remgro Finance and Services	100%
	Medi-Clinic Corporation	52%

Percentages represent the Group's effective direct interests and have been rounded.

Annexures A and B provide further information of subsidiary companies and investments.

SIX YEAR CONSOLIDATED FINANCIAL REVIEW

	2002 R million	2001 R million	2000 R million Pro forma	1999 R million Pro forma	1998 R million Pro forma	1997 R million Pro forma
Revenue of the Company and its subsidiaries	8 441	7 358	5 738	10 381	9 091	6 815
Operating profit	**816**	571	448	469	337	378
Finance costs	**58**	67	36	65	95	103
Profit from normal operations	**758**	504	412	404	242	275
Amortisation of goodwill	**(138)**	–	–	–	–	–
Exceptional items	**(20)**	1 523	202	(25)	(122)	307
	600	2 027	614	379	120	582
Taxation	**172**	109	100	114	119	99
Profit after tax of the Company and its subsidiaries	**428**	1 918	514	265	1	483
Share of after-tax profit of associated companies	**3 255**	4 765	1 733	2 178	1 793	1 556
Profit from normal operations	**3 881**	2 901	2 307			
Amortisation of goodwill	**(276)**	(159)	(33)			
Exceptional items	**(350)**	2 023	(541)			
Group profit after tax	**3 683**	6 683	2 247	2 443	1 794	2 039
Minority interest	**151**	109	76	107	36	107
Net profit for the year	**3 532**	6 574	2 171	2 336	1 758	1 932
Reconciliation of headline earnings:						
Basic earnings – net profit for the year	**3 532**	6 574	2 171	2 336	1 758	1 932
Plus/(minus) – portion attributable to own members:						
– Amortisation of goodwill	**414**	159	33	–	–	–
– Exceptional items	**351**	(3 541)	333	23	96	(273)
– Net surplus, after taxation, on the disposal of property, plant and equipment	**(35)**	(6)	(29)	(20)	(2)	(2)
– Other	**15**	9	–	–	–	–
Headline earnings	**4 277**	3 195	2 508	2 339	1 852	1 657
Total number of shares issued ('000)	**522 000**	522 000	522 000	522 000	522 000	522 000
Headline earnings per share (cents)	**819.3**	612.1	480.5	448.1	354.8	317.4
Basic earnings per share (cents)	**676.6**	1 259.4	415.9	447.5	336.8	370.1
Dividends per share (cents)						
– Ordinary	**206.00**	162.00	120.00	104.35	88.37	76.84
– Special	**100.00**			100.00		
Net asset value per share (Rand) (attributable to own members)						
– at book value	**46.07**	37.14	24.05			
– allowing for market value/directors' valuation of investments and listed subsidiary companies	**89.50**	64.32	51.43			

The pro forma comparative figures in the income statements above represent the figures of Rembrandt Group Limited after adjustments have been made for investments transferred to VenFin Limited in terms of the restructuring in 2000, and are based on the audited annual financial statements of Rembrandt Group Limited. Pro forma figures for the balance sheets for those years are not available.

The 2000, 2001 and 2002 figures in respect of exceptional items are not comparable with those of the prior years. From 1999, exceptional items are disclosed before taxation while up to and including 1998 it was reported after taxation.

GENERAL REVIEW

Headline earnings reflected growth of 33.9%, from R3 195 million to R4 277 million.

GROUP RESULTS

HEADLINE EARNINGS

Headline earnings reflected growth of 33.9%, from R3 195 million to R4 277 million. The contribution of the tobacco interests increased by 35.7% to R2 088 million of which R427 million was as a result of the weaker rand. 48.8% of total headline earnings was derived from tobacco (2001: 48.2%).

Financial services are now the second largest source of earnings, contributing R958 million or 22.4% of total headline earnings. Included in the combined contribution of R821 million by FirstRand Limited and RMB Holdings Limited, is an amount of R110 million relating to "abnormal" exchange profits during the six months to 31 December 2001. ABSA Group Limited's contribution decreased, from R234 million to R179 million, whilst Remgro's share of Sage Group Limited's results, according to South African Statements of Generally Accepted Accounting Practice (GAAP), was negative in the amount of R42 million.

The contribution of the industrial interests also increased, mainly as a result of the improved earnings of Malbak Limited, Dorbyl Limited and Rainbow Chicken Limited. The contribution of the mining interests was lower as a result of the exchange of the interests in Billiton Plc and Gold Fields Limited for shares in FirstRand Limited and RMB Holdings Limited. However, both Gencor Limited and Trans Hex Group Limited performed well.

BASIC EARNINGS

Basic earnings decreased from R6 574 million to R3 532 million, mainly as a result of the inclusion in the previous financial year of a surplus of R1 371 million in respect of the sale of the interests in Billiton Plc and Gold Fields Limited and a further surplus of R2 202 million relating to R&R Holdings exercising its put option in respect of one half of the British American Tobacco Plc convertible redeemable preference shares in June 2000. The attributable amortisation of goodwill by subsidiaries and associated companies was R255 million higher than in the previous year.

ATTRIBUTABLE CASH EARNINGS

Attributable cash earnings (which excludes the Group's share of net profits retained by associated companies), before exceptional items and amortisation of goodwill, increased by 40.3% from R1 416 million to R1 986 million or 380.5 cents per share, mainly as a result of an increase in dividends received from associated companies. The latter amounted to R1 508 million compared to R1 127 million in 2000/2001, mainly due to higher dividends from R&R Holdings as well as dividends from FirstRand Limited and RMB Holdings Limited.

DIVIDENDS

Ordinary dividends of 206 cents per share were declared for the year, compared with 162 cents the previous year. This represents an increase of 27%. The dividends are covered 4.0 times by headline earnings and 1.8 times by cash earnings, against 3.8 times and 1.7 times respectively the previous year. Over and above the ordinary dividends, a special dividend of 100 cents per share was also declared which will be paid together with the ordinary dividends.

TRADE MARK INTERESTS

Contribution to headline earnings:

- R2 167 million (2001: R1 598 million)
  - Increase 35.6%

Percentage of headline earnings:

- 51% (2001: 50%)

TOBACCO

R&R HOLDINGS: Effective interest 33⅓% (2001: 33⅓%)

Remgro's tobacco interests are represented by a one-third shareholding in R&R Holdings Luxembourg (R&R). The other two-thirds are held by Compagnie Financière Richemont AG (Richemont).

During the comparative period, R&R exercised its put option in respect of one half of its holding of British American Tobacco Plc (BAT) preference shares, reducing its effective interest in that company from 35.0% to 31.58% in June 2000. In terms of the Rembrandt Group Limited restructuring during 2000, the non-tobacco assets of R&R, including the proceeds of the aforementioned redemption, were transferred to R&V Holdings Limited, Jersey (R&V) of which VenFin Limited holds one-third and Richemont two-thirds. In R&R's results for the comparative twelve months, the income attributable to the redeemed BAT preference shares and other non-tobacco assets was allocated to R&V. In the period under review, R&R has equity accounted its effective 31.51% interest in BAT for the full twelve months period.

In line with the practice adopted in the prior year, R&R's share of BAT's earnings for the twelve months to 31 March 2002 is based on BAT's results for the twelve months period to 31 December 2001, adjusted to eliminate the results for the quarter to 31 March 2001 and to include the results for the quarter to 31 March 2002. After elimination of exceptional items and goodwill amortisation, R&R's contribution to Remgro's headline earnings is made up as follows:

	2002 £ million	2001 £ million
Attributable profit as reported by BAT for the year ended 31 December 2001	1 010	692
Less: attributable profit as reported by BAT for the quarter ended 31 March 2001 (2001: to 31 March 2000)	(226)	(75)
Add: attributable profit as reported by BAT for the quarter ended 31 March 2002 (2001: to 31 March 2001)	229	226
Adjustments:		
– to eliminate goodwill amortisation	390	388
– to eliminate exceptional items reported by BAT:		
– restructuring costs arising from the merger	51	81
– US and Imasco restructuring costs	–	75
– other	2	(35)
Adjusted attributable profit of BAT for the year	1 456	1 352
R&R's share of the adjusted attributable profit of BAT for the period 1 April 2000 to 7 June 2000	–	80
R&R's share of the adjusted attributable profit of BAT for the twelve months to 31 March 2002 (2001: 8 June 2000 to 31 March 2001)	459	354
R&R's other income	3	4
	462	438
Less: Portion allocated to R&V Holdings	–	(11)
R&R's headline earnings for the year to 31 March	462	427
Remgro's 33⅓% share thereof	154	142
	R million	R million
Translated at an average £/R rate of 13.5592 (2001: 10.8046)	2 088	1 539

BAT has a 15% share of the global cigarette market. It is the second largest international tobacco company and is the market leader outside of the United States. It has an impressive

market position in Latin America and a robust position in all other regions. With its strong broad-based portfolio of international, regional and local brands, BAT has the platform for achieving its vision to establish leadership of the global tobacco industry.

In the twelve months to 31 December 2001, shipments of BAT's international brand cigarettes grew by 3% but overall group sales volumes remained consistent with the prior year at 807 billion cigarettes. Europe recorded good growth of 7%, predominantly in the central and eastern European markets, but this was offset by small declines in the other regions. Despite flat sales volumes, net revenues were up by 4% to £12 039 million with increases being recorded in all regions except for Asia-Pacific. In addition to the increase in net sales revenue, the shift in brand mix resulted in the improved operating profit and margins compared to the prior year.

BAT's four principal global brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved an overall growth of more than 10%, with "light" blends growing by 11%. Strategically BAT continues to shift its brand mix towards more profitable segments of the tobacco market, being the international and premium priced brands and the "lights" category. The effect of this has beneficially impacted operating profit and margins.

Earnings per share on an adjusted basis, (after elimination of exceptional items and goodwill amortisation) which is regarded by BAT as being the most comparable measure of the company's performance, increased by 9% in BAT's financial year ended 31 December 2001 and by 10% in the quarter ended 31 March 2002.

Wine and Spirits

DISTELL: Effective interest 30.0% (2001: 30.0%)

Distell Group Limited's (Distell) contribution to the headline earnings of Remgro increased from R59 million in 2000/2001 to R79 million in 2001/2002. This relates to Distell's two consecutive six month periods ended 31 December 2001.

As reported in the press the Competition Appeal Court ruled on 27 November 2001 that notification of the merger between Stellenbosch Farmers' Winery Group Limited and Distillers Corporation (SA) Limited should be given to the Competition Authorities. Distell has provided full notification of the merger in accordance with the ruling of the South African Competition Tribunal. A ruling from the Competition Authorities regarding the merger itself is now being awaited.

FINANCIAL SERVICES

Contribution to headline earnings:

- R958 million (2001: R241 million)
  - Increase R717 million

Percentage of headline earnings:

- 22% (2001: 8%)

FIRSTRAND and RMBH

As reported last year, Remgro acquired its interests in FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH) with effect from 1 January 2001. As these companies have June year-ends, their results for the twelve months to 31 December 2001 were equity accounted by Remgro in the year under review. There was no contribution in the comparative period.

For the six months ended 31 December 2001 FirstRand reported translation gains amounting to R1 977 million, of which R714 million was included in its income statement. R64 million of these gains was attributable to the interest rate differential between the rand and FirstRand's main foreign operating currencies. The balance of R650 million was reflected separately in FirstRand's headline earnings. Remgro's portion of these translation gains was R110 million – R61 million through its direct interest in FirstRand, and R49 million through its interest in RMBH. These amounts are included in Remgro's headline earnings.

FIRSTRAND: Effective direct interest 9.3%

FirstRand's direct contribution to Remgro's headline earnings was R437 million. This excludes the indirect contribution of FirstRand through the interest in RMBH.

During March this year it was announced that FirstRand Bank Limited acquired BOE Limited's retail residential mortgage book for approximately R11.9 billion. On 17 May 2002 it was announced that FirstRand Bank Holdings Limited acquired all the shares in and claims against Saambou Bank Limited (Saambou). The latter transaction, with a value of approximately R12.8 billion, resulted in FirstRand effectively assuming the depositor liabilities and also acquiring the residential mortgage loan book of Saambou. Together these transactions increase FirstRand's market share of mortgage loans to approximately 20%.

RMBH: Effective interest 23.1%

RMBH's contribution to Remgro's headline earnings was R384 million. For the twelve months ended 31 December 2001 92.3% of RMBH's headline earnings was derived from FirstRand while 7.7% was contributed by its other interests.

ABSA: Effective interest 9.4% (2001: 9.5%)

ABSA Group Limited's (ABSA) contribution to Remgro's headline earnings was R179 million (2001: R234 million).

ABSA's results for the year ended 31 March 2002 were materially affected by the losses incurred by its microlending subsidiary Unifer Holdings Limited (Unifer). These losses were the result of excessive advances growth, exacerbated by a breakdown in corporate governance, administrative procedures and internal controls at Unifer.

Although ABSA only held 61.1% of Unifer's shares, the extent of ABSA's loss was increased by its decision to prevent the failure of the bank and protect the interests of depositors. Consequently ABSA made provision for 100% of Unifer's losses which exceeded net asset value. This had a negative effect of R984 million on ABSA's headline earnings.

SAGE: Effective interest 16.0% (2001: 16.3%)

Sage Group Limited's (Sage) primary financial statements are prepared according to the Financial Soundness basis. On this basis Sage's headline earnings decreased from R232.6 million in 2001 to R180.6 million. In addition, Sage also reports according to the Generally Accepted Accounting Practice basis. On the latter basis Sage reported a headline loss of R240.5 million (2001: R55.3 million headline earnings). Remgro's portion of this headline loss was R42 million (2001: R7 million headline earnings).

INDUSTRIAL INTERESTS

Contribution to headline earnings:

- R570 million (2001: R364 million)
  - Increase 56.6%

Percentage of headline earnings:

- 13% (2001: 11%)

HL&H: Effective interest 72.4% (2001: 72.5%)

Hunt Leuchars & Hepburn Holdings Limited's (HL&H) contribution to Remgro's headline earnings was R183 million (2001: R145 million).

During September 2001 it was announced that Robertsons Holdings (Proprietary) Limited (Robertsons) and Unilever Plc (Unilever) had agreed in principle to restructure their interests in the existing joint venture between Robertsons and Bestfoods Europe. This proposal was a direct result of Unilever's acquisition of Bestfoods' global interests.

All the conditions required to implement this transaction were met, and the new Unilever Bestfoods Robertsons enterprise, in which Robertsons has an interest of 41%, was established with effect from 1 April 2002. In granting their approval, the Competition Authorities required the disposal of certain brand names by the enlarged Unilever Bestfoods Robertsons venture.

RAINBOW: Effective interest 55.7% (2001: 55.9%)

Rainbow Chicken Limited's contribution to Remgro's headline earnings was R86 million (2001: R65 million).

AIR PRODUCTS: Effective interest 50% (2001: 50%)

Air Products South Africa (Proprietary) Limited's (Air Products) contribution to Remgro's headline earnings was

GENERAL REVIEW

R42 million compared to R29 million in 2000/2001. This relates to Air Products' two consecutive six-month periods ended 31 March 2002.

DORBYL: Effective interest 42.6% (2001: 41.4%)

Dorbyl Limited's (Dorbyl) contribution to Remgro's headline earnings was R47 million (2001: R28 million).

As part of Dorbyl's rationalisation strategy various businesses were sold during the year, of which the sale of the Metals Trading division to Kulungile Metals (Proprietary) Limited was the most significant. This transaction was approved by Dorbyl's shareholders on 21 May 2002.

TOTAL: Effective interest 34.4% (2001: 34.4%)

Total South Africa (Proprietary) Limited (Total) produced real growth in earnings for the year to December 2001. Total's retail market share grew in 2001 and it also improved efficiencies.

LENCO: Effective interest 0% (2001: 35.4%)

During May 2001 Lenco Holdings Limited (Lenco) unbundled its interest in Malbak Limited (Malbak), and thereafter, in terms of an offer to the minority shareholders, became a wholly-owned subsidiary of Lenco (Proprietary) Limited. The latter was subsequently put into voluntary liquidation and the assets were distributed to the two shareholders of Lenco (Proprietary) Limited in such a manner that Remgro received Malbak shares and the other shareholder all the shares in Lenco.

Remgro no longer has an interest in any of the Lenco companies.

MALBAK: Effective interest 58.0% (2001: 48.9%)

Malbak's contribution to Remgro's headline earnings was R101 million compared to R57 million in 2000/2001. This represents an increase of 77.2%.

As a result of the liquidation of Lenco (Proprietary) Limited and further acquisitions, Remgro's direct interest in Malbak increased by 9.1% to 58.0%. On 2 November 2001 Malbak and Nampak Limited (Nampak) announced that the two companies had entered into negotiations regarding a possible merger. Since then it was announced that Nampak, subject to certain suspensive conditions, will make a formal offer to Malbak shareholders to acquire their total shareholding of Malbak.

On 19 June 2002 the Competition Tribunal approved this transaction subject to the merged business selling the Kohler Bubblepack insulation machinery. Remgro's interest in this new merged business will be diluted to less than 20%.

WISPECO: Effective interest 100% (2001: 100%)

Wispeco Holdings Limited's (Wispeco) contribution to Remgro's headline earnings was R27 million (2001: R17 million). During the course of the year Wispeco strengthened its position as one of the major suppliers of aluminium extrutions by inter alia obtaining the assets (in liquidation) of Metallumin/Almar.

MINING INTERESTS

Contribution to headline earnings:

- R306 million (2001: R823 million)
  - Decrease R517 million

Percentage of headline earnings:

- 7% (2001: 26%)

The decrease in the contribution of the mining interests was a result of the exchange of all Remgro's shares in Billiton Plc and Gold Fields Limited for the interests in FirstRand and RMBH in January 2001.

GENCOR: Effective interest 10.9% (2001: 10.9%)

Gencor Limited's (Gencor) contribution to headline earnings was R231 million (2001: R186 million). This represents an increase of 24%. These figures relate to Gencor's twelve months to 31 December 2001.

GFSA: Effective interest 18.2% (2001: 18.2%)

As mentioned in the previous year's review, Gold Fields of South Africa Limited (GFSA) proposed a liquidation dividend of 85 cents per share during February 2001, of which 70 cents per share was paid to shareholders. The remaining 15 cents per share was retained in order to cover costs resulting from a claim against GFSA. Should this matter be resolved in favour of GFSA, the funds held back will be distributed to shareholders as a final liquidation dividend, after which GFSA will be liquidated.

As a result of the liquidation process Remgro has not accounted for any income from GFSA for the year under review. In the previous year GFSA's contribution to Remgro's headline earnings was R34 million.

TRANS HEX: Effective interest 35.2% (2001: 42.7%)

Trans Hex Group Limited's (Trans Hex) contribution to Remgro's headline earnings was R75 million (2001: R54 million).

16 million unsecured 13.5% participating compulsory convertible debentures were issued by Trans Hex to Mvelaphanda Diamonds (Proprietary) Limited (Mvelaphanda) at the end of February 2002 and this, together with Mvelaphanda's current holding, brings its effective interest in Trans Hex to approximately 19.4%. Mvelaphanda also has an option to acquire 5 million shares in Trans Hex from Remgro, which could further dilute Remgro's interest to 30.2%.

CORPORATE FINANCE AND OTHER INTERESTS

Contribution to headline earnings:

- R276 million (2001: R169 million)
  - Increase 63.3%

Percentage of headline earnings:

- 7% (2001: 5%)

CORPORATE: Effective interest 100% (2001: 100%)

The central treasury division's contribution to Remgro's headline earnings increased from R84 million to R143 million. This was mainly the result of higher cash resources than the previous year.

Net corporate costs, including donations, decreased by R1 million from R60 million in 2001 to R59 million in 2002.

MEDI-CLINIC: Effective interest 52.3% (2001: 51.1%)

Medi-Clinic Corporation Limited's (Medi-Clinic) contribution to Remgro's headline earnings was R158 million (2001: R126 million).

During the year under review Medi-Clinic acquired 9 million of its own shares on the JSE Securities Exchange South Africa for approximately R60 million. These shares will be held in treasury and 399 700 shares have already been utilised in terms of its share option scheme.

ACKNOWLEDGEMENT

To all of those who contributed to the success of the Group over the past year, we extend our sincere thanks: to the shareholders for their continued confidence; the managing directors and all colleagues in the various Group companies for their co-operation and support; all other directors, officials and employees for their dedication and all parties concerned for services rendered.

We welcome Paul Harris who joined the Board of this Company on 28 November 2001.

Johann Rupert **Thys Visser**

Stellenbosch

19 June 2002

COMMUNITY SERVICE

"The best definition of a business I have heard of is that it is an institution which serves the community honourably at a profit."
– Dr Anton Rupert

Whilst reviewing briefly the Company's involvement in a few community initiatives, we want to pay tribute to those who give so much of their time and energy in the interest of a better future for the people of our country.

We wish to dedicate, with gratitude, the award the Company recently received from the Birmingham International Festival to these people. The *Crystal Crown* award, presented to Remgro and two other South African companies in April, was made *in recognition of corporate excellence and social responsibility to the people of South Africa*.

What follows is a brief summary of projects and institutions in which the Company is presently involved:

ENTREPRENEURSHIP AND TRAINING

During the past two years Remgro and VenFin joined forces to boost substantially two major educational and job-creation initiatives in Southern Africa: the *College for Tourism* in Graaff-Reinet and the *Southern African Wildlife College* near the border of the Kruger National Park. The two companies jointly granted a loan of R30 million to these projects.

SA College for Tourism – has been established as a Section 21 company by the Rupert Family Trusts in partnership with international agencies and public donors who share the vision of sustainable economic development in rural Southern Africa through the creation of trans-frontier conservation areas.

The College, situated at the Panorama Guest House on Magazine Hill, overlooking Graaff-Reinet and bordering the town's wildlife and nature reserve, is the first training centre in Southern Africa primarily concerned with operational and management skills training for the guesthouse and lodge industry.

The aim of the College is to train annually at least 40 individuals, preferably black women between the ages of 25 – 35 from rural areas, as managers and proprietors of small business accommodation units to deal with the expected increase in tourist numbers to the trans-frontier parks in Southern Africa.

In June last year, the College opened its doors to an intake of 20 students as part of a pilot programme. The students, all women from previously disadvantaged communities in Southern Africa and all receiving full bursaries, completed their training at the end of November. In accordance with the ideals of the Peace Parks Foundation, the College this year accepted three learners from Lesotho and four from Namibia from a total of 30 students for the course which started in February.

Southern African Wildlife College – conservation in Southern Africa received a major boost on 25 October last year with the establishment of the *Southern African Conservation Trust*. The founding coincided with the fourth diploma ceremony for students of the Southern African Wildlife College.

During the founding ceremony it was announced that Remgro and VenFin jointly became sponsors in the Bateleur class of the trust with a donation of R1 million. The aim of the trust is to collect R60 million of which the local target is approximately 20%.

The multimillion capital trust fund firstly aims to fund education and training in nature conservation management at the SA Wildlife College and other institutions with similar objectives. Thus an important contribution will be made to broaden significantly the levels of expertise in environment conservation in Southern Africa.

Last year 41 students (from as far as Cameroon) graduated from the College and they could return as trained managers to manage in a sustainable manner the bio-diversity of conservation areas in Southern Africa and to plough back their knowledge in a region which possibly has the greatest tourism potential in the world.

Scimathus – is an intensive post-matric programme presented by the University of Stellenbosch to afford a selected group of students the opportunity to qualify for university entrance in certain fields of study. Remgro and VenFin have jointly invested just more than half a million rand in this programme over a period of three years.

The students who participated for the first time in the programme in 2001 were drawn from historically disadvantaged schools in the Stellenbosch region. There were two groups: one of 18 students focusing on mathematics and physical science and the other group of 17 who focused on mathematics and accountancy.

At the end of the year the students wrote the national public matriculation examination and some of them gained admission to the University of Stellenbosch (US) and other tertiary institutions.

Despite the limited success achieved, the US is convinced that the programme has potential and that the first year has been a learning experience for all participants. This year the programme is continuing along the lines of the same model with the exception that a group of 20 students from further afield, for whom lodging is provided, has been included.

Environment

WWF South Africa – as corporate member Remgro supports the objectives of this conservation organisation. Noteworthy projects of the past year included the following:

- A WWF supported community-based project involving rural people in eco-tourism, saw the launch of the first aerial forest boardwalk in Southern Africa. The 125 metre walkway through the canopy of the trees in the Dlinza Forest near Eshowe in KwaZulu-Natal, offers visitors a bird's eye view of the forest and culminates in a 20 metre steel observation tower, with a spectacular view over the entire forest to the Indian Ocean beyond. The project was funded by the Sappi/WWF Forests and Wetlands Venture.
- A generous bequest to WWF South Africa enabled the organisation to acquire two significant properties for conservation. One of them is on the banks of the Gouritz River in the Little Karoo and is the first core property in the establishment of the proposed Gouritz Mega Reserve.
- A significant publication on the effects of climate change in South Africa, co-funded by WWF South Africa, was published by the National Botanical Institute. *The heat is on* is the first comprehensive coverage of the impacts of climate change on the biological riches of South Africa. It will play a major role in presenting South Africa's environmental status at the World Summit on Sustainable Development in September 2002.
- The Green Trust, a partnership between WWF South Africa and Nedbank, has made it possible to launch the initiative of the Ekangala Grassland Trust which will establish a one million hectare grassland biosphere reserve in Mpumalanga. South Africa's temperate grassland ecoregion is one of the Global 200 Ecoregions defined by WWF as being the most important areas worldwide for biodiversity conservation.

Cultural development

Klein Karoo National Arts Festival – for the second year a contribution was made to the development aspect of the festival. Remgro comes from a tradition where art has been used since the earliest years to foster understanding and appreciation for one another's spiritual assets in a country of diverse cultures.

More than 40 years ago in 1960, the Company was already involved in a successful countrywide competition to stimulate interest in the arts among the youth of all population groups. As a sponsor of the Arts Festival, Remgro is excited about this show-window for the performing arts which has grown considerably over the years.

In South Africa art in all its modes of expression has an exceptional, yet to date greatly unutilised, capacity to build bridges of goodwill across colour and cultural divides. The Art Festival is an important workshop for the realisation of this ideal.

Rembrandt van Rijn Art Foundation – this Foundation, which aims to make local and international productions, especially in the field of the visual arts, more accessible to local and overseas art lovers, is partially supported administratively by the Company.

An exhibition of 41 paintings by the artist Townley Johnson, from the Art Fondation's collection, has been on an extended overseas tour since October 2000. Exhibitions were held in Zug, Switzerland, Berlin and Lübeck in Germany as well as in Linz, Austria.

COMMUNITY SERVICE

These paintings, copies of San (Bushmen) rock paintings in Southern Africa, elicited great interest overseas and the exhibitions have already been visited by some 45 000 people.

Stellenbosch Festival – the Stellenbosch Music and Art Festival was held successfully for the 14th time in September 2001. Remgro and VenFin sponsored the opening concert which was dedicated to a former employee, the late Dries Smit, who was a co-founder of the Stellenbosch Festival.

The Festival focused on classical and traditional music, with a variety of children and youth programmes as well as participation by the local community. Presentations by three farm worker theatre groups from the area, high-school learners from Kayamandi and the Street Festival were very popular and enjoyed good support.

SPORT DEVELOPMENT

SA Golf Development Board (SAGDB) – this initiative, of which the administrative costs are borne by Remgro and VenFin, has been nominated the most successful development project in South Africa last year, according to a market survey conducted by Sanlam.

Sponsorships by Sanlam and Mercedes-Benz enabled SAGDB to launch projects for children from disadvantaged communities in various regions, amongst which Border, Free State, Gauteng, KwaZulu-Natal and the Western Cape. Thus jobs were created for 10 coordinators and 29 coaches, while more than 2 200 children were registered on SAGDB's data base.

COMMUNITY DEVELOPMENT

Ikamva Labantu – when, in 2000, Remgro and VenFin chose to support this community organisation as an umbrella charity project, it was not an attempt to give momentum to a new initiative, but rather to give support to a group of dedicated people who for more than 30 years worked hard to make a difference to the living standards of some of the poorest communities in the country.

Ikamva Labantu is a project which fits like a glove in the philosophy that Remgro inherited from the former Rembrandt Group. *Help others to help themselves* is a slogan which for half a century has been the core of the Company's approach to the rendering of services to needy communities.

Ikamva Labantu practises this philosophy daily in the more than 1 000 community projects that fall under its management. In recognition of its achievements, Ikamva was asked in 1998 by the Mandela government to act as the leader partner of a pilot project to establish and test a new funding policy for social services in South Africa.

Youth development, care for senior citizens, special programmes for the disabled and the establishment of shelters for the homeless are some of the most important areas which enjoy Ikamva's attention.

Organ Donor Foundation of SA – speed is vital when life-supporting organs are transported. In this regard the staff of Falconair, who are involved in four sponsored flights per year, excelled once again in the services they provided. Many lives have already been saved by this service for which there is generally great appreciation.

NSRI, Plettenberg Bay – a special relationship with Station 14 of the National Sea Rescue Institute at Plettenberg Bay has recently been renewed when a substantial donation was made to this station. Outstanding services rendered by the voluntary crew of Station 14 earlier this year, which undoubtedly saved the life of the son of the Company's chief executive officer, inspired this donation.

Sixteen years ago, in 1986, a tragic accident involving a company plane and the death, amongst others, of Mr Ian Hepburn, a director of HL&H, led to the donation of NSRI's main rescue boat at Plettenberg Bay. In memory of her father, Mr Hepburn's daughter donated money for the purchase of the boat, which was named the *Ian Hepburn*.

Remgro and VenFin's joint donation was deposited in Station 14's capital fund and will probably be used in time to replace the 14 year-old rescue boat.

Mozambique – floods, which caused havoc in this neighbouring country the previous year, led to an appeal for assistance by Mrs Graca Machel, Executive Chairman of the *Foundation for Community Development, Mozambique*. Remgro and VenFin responded to this appeal by jointly donating R1 million to the Foundation. The money will be used to meet a variety of community needs.

CORPORATE GOVERNANCE

Remgro is a long-term investor, forging strategic alliances on a partnership basis while endeavouring to add value.

The Company endorses the principles of the King Report's Code of Corporate Practices and Conduct. Various projects have already been launched to ensure compliance with the revised requirements as contained in the King 2 Report.

Corporate structure

The Company is an investment holding company.

Subsidiaries which are not wholly-owned are mainly listed companies with independent Boards of Directors on which this Company has non-executive representation. Other non-subsidiary investments comprise both listed and unlisted companies which are not controlled by this Company and which are mostly associated companies due to significant influence and Board representation.

The Company's activities are, therefore, mainly concentrated on the management of investments and the provision of support, than of being involved in the day-to-day management of business units of those investees. The Company is a long-term investor, forging strategic alliances on a partnership basis while endeavouring to add value where possible.

All the Company's listed subsidiaries and associates endorse the Code of Corporate Practices and Conduct. The Company continues to encourage full compliance where possible and disclosure where not.

Board of Directors

The Board, which meets at least six times a year, consists of sixteen directors, eleven of whom are non-executive. Details of the directors are provided on page 2 of the Annual Report.

The Non-executive Chairman of the Board is Mr Johann Rupert.

Board Committees

The Company has an Executive Committee which meets between Board meetings to deal with issues delegated by the main Board.

The Audit Committee, which consists of four non-executive and one executive director, meets four times a year to deal with issues relating to risk management and internal control including internal and external audit, accounting policies and financial reporting within the mandate given of the Board. The committee is chaired by a non-executive director and meetings are attended by the Chief Executive Officer as well as both the external and internal auditors.

The Remuneration Committee consists of five non-executive directors.

Service company

An agreement was concluded with a service company, M&I Management Services (Proprietary) Limited (M&I), to render management and support services to Remgro. The shareholders of M&I are employees of M&I who own all the issued ordinary shares. Rembrandt Trust (Proprietary) Limited owns all the "A" ordinary shares of M&I. The "A" ordinary shares only have voting rights but have no rights to the income or assets of M&I.

Remgro pays fees to M&I which cover the overhead costs of the management of Remgro. These fees will not exceed 0.463% per year of the market capitalisation of Remgro, calculated on a monthly average basis. This percentage may not be exceeded without the approval of 75% of all classes of shareholders of Remgro. The fees for the past year are disclosed in note 14 to the annual financial statements.

Employment equity

The service company, M&I, strives to afford all staff the opportunity to realise their full potential, in accordance with the Employment Equity Act.

A Steering Committee and various Work Groups, together with M&I's management, are involved in determining training and development needs and in the implementation and monitoring of a labour plan. Special attention is given to those groups which, because of historic reasons, might be in a disadvantaged position.

CORPORATE GOVERNANCE

The service company believes that the quality of its staff affords it an important sustainable competitive advantage. Therefore it believes that its success does not lie in the uniformity of its staff but in the diversity and development of their collective talents. For that, space and opportunities will always be created.

Risk management

The Board, in giving effect to its risk management responsibilities, has approved the maintenance of an entity wide risk management programme.

The objective of the risk management strategy is to maximise opportunity, within the confines of the Group's risk appetite, whilst minimising the Company's cost of risk, which includes:

- Cost of internal control
- Risk financing cost
- Losses incurred
- Cost of assurance providers

This programme, which prescribes to international control criteria, incorporates the following structured processes:

- Communication of the risk management strategy including the Company's value systems, culture, management philosophies and delegated responsibilities
- A system of continuous risk identification, including emerging risks and opportunities
- Risk assessment processes measuring both the effectiveness of control (likelihood of occurence) and estimated maximum loss (potential impact)
- Duly integrated combined assurance programmes monitoring the effectiveness and efficiency of control
- Continuous control enhancement, and
- The optimisation of risk financing activities

Being an investment company, the Group distinguishes between risk inherent to the Company and its wholly-owned subsidiaries and that of the companies it invests in.

A Group Risk Management forum was established to ensure best practice amongst investee companies, where appropriate.

Internal control

The directors are responsible for the Company's system of internal control, which is designed to provide reasonable, but not absolute, assurance against material misstatement and loss. Internal control is broadly defined as a process, effected by a company's board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of efficiency and effectiveness of operations, sound financial controls and compliance with applicable laws and regulations. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

The Company has an internal audit function which has been contracted out to M&I Risk Management and Internal Audit. This department meets the requirements and standards of the Institute of Internal Auditors for the professional practising of internal audit. The head of the department reports administratively to the Chief Executive Officer of Remgro and has unlimited access to the Audit Committee as well as the Chairman of the Group. The head of the department is also the chairman of the Group's Risk Management and Internal Audit Forum. The department endorses a risk-based audit approach, as contained in the Internal Audit Mandate approved by the Board.

The Audit Committee has reviewed the risk management programmes and systems of internal control of the Company and its wholly-owned subsidiaries for the financial year to 31 March 2002. The directors are of the opinion that, based on inquiries made and the reports from the internal and external auditors, the risk management programmes and systems of internal control were effective for the period under review.

The Audit Committee has also satisfied itself that there are effective audit committees functioning at the Company's non wholly-owned subsidiaries and associated companies.

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements included in this Annual Report. The independent auditors are responsible for reporting on the annual financial statements.

The annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa, on the going concern basis and incorporate full and responsible disclosure. The annual financial statements are based upon appropriate accounting policies which, with the exception of accounting for property, plant and equipment, investment properties and employee benefits are in accordance with those of the previous year and supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the Group will continue as a going concern in the future.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer/Deputy Chairman

Stellenbosch
19 June 2002

CERTIFICATE BY THE COMPANY SECRETARY

I, Mariza Lubbe, being the Company Secretary of Remgro Limited hereby certify that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up-to-date.

Mariza Lubbe
Secretary

Stellenbosch
19 June 2002

REPORT OF THE INDEPENDENT AUDITORS

to the members of Remgro Limited

We have audited the annual financial statements and Group annual financial statements of Remgro Limited set out on pages 19 to 56 for the year ended 31 March 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures included in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and Group at 31 March 2002 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PRICEWATERHOUSECOOPERS

Registered Accountants and Auditors

Chartered Accountants (SA)

Stellenbosch

19 June 2002

REPORT OF THE BOARD OF DIRECTORS

for the year ended 31 March 2002

Dear Shareholder

The Board has pleasure in reporting on the activities and financial results for the year under review.

Nature of activities

The Company is an investment holding company. The Group derives its cash income mainly from dividends and interest. The consolidated annual financial statements also incorporate the equity accounted attributable income of associated companies.

The Group's interests consist mainly of investments in tobacco products, banking and financial services, printing and packaging, engineering and motor components, adhesives, life assurance, medical services, mining, petroleum products, food, wine and spirits and various other trade mark products.

General review

Operating results

Year ended 31 March:	2002	2001
Headline earnings (R million)	**4 277**	3 195
– per share (cents)	**819.3**	612.1
– diluted (cents)	**817.8**	611.6
Basic earnings – net profit for the year (R million)	**3 532**	6 574
– per share (cents)	**676.6**	1 259.4
– diluted (cents)	**675.3**	1 258.5
Dividends (R million)*	**1 597**	845
– ordinary – per share (cents)	**206.00**	162.00
– special – per share (cents)	**100.00**	

* *The final dividend of 133 cents (2001: 106 cents) per share and the special dividend of 100 cents per share were declared after the year-end and were therefore not provided for in the annual financial statements.*

Investments

The most important changes during the year under review were as follows:

Lenco Holdings Limited (Lenco)

During May 2001, Lenco unbundled its shareholding in Malbak and thereafter, in terms of an offer made to minority shareholders, became a wholly-owned subsidiary of Lenco (Proprietary) Limited. The latter was subsequently put into voluntary liquidation and the assets were distributed to the two shareholders of Lenco (Proprietary) Limited in such a manner that Remgro received Malbak shares and the other shareholder all the shares in Lenco.

Malbak Limited (Malbak)

As a result of the liquidation of Lenco (Proprietary) Limited and further acquisitions, Remgro's direct interest in Malbak increased by 9.1% to 58.0%.

During the past financial year, Malbak and Nampak Limited (Nampak) issued a joint cautionary announcement stating that the two companies entered into negotiations regarding a possible merger.

It was subsequently announced that an agreement had been reached that Nampak, subject to certain suspensive conditions, will make a formal offer to Malbak shareholders to acquire their total shareholding of Malbak.

The transaction has been approved conditionally by the Competition Authorities. Certain further suspensive conditions have yet to be met.

Due to the potential dilution of Remgro's effective interest in the larger packaging group, Malbak was not consolidated in the year under review but equity accounted as in the past.

REPORT OF THE BOARD OF DIRECTORS

for the year ended 31 March 2002

Trans Hex Group Limited (Trans Hex)

On 28 February 2002, Trans Hex issued 16 million unsecured 13.5% participating compulsory convertible debentures to Mvelaphanda Diamonds (Proprietary) Limited (Mvelaphanda). After conversion of these debentures Mvelaphanda will have an interest of approximately 19.4% in Trans Hex. On 31 March 2002, Remgro's diluted interest was 35.2%.

Mvelaphanda also has an option to acquire 5 million shares in Trans Hex from Remgro which could further dilute Remgro's interest to 30.2%.

Robertsons Holdings (Proprietary) Limited (Robertsons)

On 12 September 2001 it was announced that Robertsons and Unilever Plc (Unilever) had agreed in principle to restructure their interests in the existing joint venture between Robertsons and Bestfoods Europe. This proposal was a direct result of Unilever's acquisition of Bestfoods' global interests.

All the necessary conditions were met and the new Unilever Bestfoods Robertsons venture, in which Robertsons holds 41%, was established with effect from 1 April 2002.

Medi-Clinic Corporation Limited (Medi-Clinic)

As a result of the buy-back of shares by Medi-Clinic, the interest in Medi-Clinic as at 31 March 2002 was 52.3%. As previously reported, the interest in excess of 50% is considered to be temporary as a result of personnel options which have not yet been exercised and would dilute the interest, before the buy-back of the shares held in treasury, to 50% or less. Medi-Clinic has therefore not been consolidated as a subsidiary company, but, as in the past, has been equity accounted as an associated company.

Subsequent to the year-end:

Standard Bank Investment Corporation Limited (Stanbic)

The 3.1 million Stanbic shares received during April 2000 by way of a dividend in specie from the Gencor Limited unbundling, was sold during May 2002. A capital surplus of R78 million was realised and will be accounted for as an exceptional item.

FirstRand Limited (FirstRand)

During May 2002 a further investment of R111 million (0.24%) was made in FirstRand.

GROUP FINANCIAL REVIEW

Prior year adjustments

Changes in accounting policy

The accounting policy in respect of accounting for investment properties has been changed to comply with the amended South African Statement of Generally Accepted Accounting Practice (AC 135). Investment properties are accounted for as long-term investments and are stated at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over their expected useful lives. This represents a change in accounting policy as investment properties were previously accounted for at cost.

Rainbow Chicken Limited has changed its accounting policy in respect of property, plant and equipment. Effective 1 April 2001, land and buildings are accounted for on the historical cost basis whereas previously they were revalued.

During 2002 the Group implemented AC 116 (revised) in respect of employee benefits.

Remgro's comparative figures have been restated as follows:

Restatement of comparative figures

	Year ended 31 March 2001 Cents per share
Income statement	
Headline earnings as previously reported	615.1
Change in accounting policy	(3.0)
Restated headline earnings	612.1

	R million
Balance sheet	
Reduction in property, plant and equipment and investment properties	215
Reduction in investments	18
Reduction in interest of own members	149
Reduction in minority interest	98
Increase in liabilities	14

Balance sheet

The analyses of "Equity" and of "Source of headline earnings" below reflect the divisions into which the interests have been classified. Each division represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but also have interests in other sectors.

	2002		2001	
	R million	**R per share**	R million	R per share
Equity employed				
Interest of own members	**24 047**	**46.07**	19 387	37.14
Employment of equity				
Trade mark interests	**8 117**	**15.55**	5 359	10.26
Financial services	**8 222**	**15.75**	7 549	14.46
Industrial interests	**4 169**	**7.99**	3 459	6.63
Mining interests	**722**	**1.38**	687	1.32
Corporate finance and other interests	**2 817**	**5.40**	2 333	4.47
	24 047	**46.07**	19 387	37.14

Income statement

	2002		2001	
	R million	**%**	R million	%
Source of headline earnings				
Trade mark interests	**2 167**	**51**	1 598	50
Financial services	**958**	**22**	241	8
Industrial interests	**570**	**13**	364	11
Mining interests	**306**	**7**	823	26
Corporate finance and other interests	**276**	**7**	169	5
	4 277	**100**	3 195	100

REPORT OF THE BOARD OF DIRECTORS

for the year ended 31 March 2002

	2002 R million	2001 R million
Composition of headline earnings		
Subsidiary companies and joint ventures	414	296
Profits	420	296
Losses	6	*
Associated companies	3 863	2 899
Profits	3 914	2 908
Losses	51	9
	4 277	3 195

* *Amounts smaller than R500 000*

Company net profit and appropriation

	2002 R million	2001 R million
The Company's own distributable reserves at the beginning of the year amounted to	7 350	7 328
Net profit for the year	1 584	314
Dividend No 2 of 106.00c per share paid in August 2001	(553)	–
Dividend No 3 of 73.00c per share paid in January 2002 (2001: 56.00c)	(381)	(292)
The Company's own distributable reserves carried forward to the following year amounted to	8 000	7 350

Share capital

During the year the trustees of the Remgro Share Scheme (the 'scheme') offered ordinary shares to participants as follows: (Also refer note 25)

Date	Offer price (Rand)	Number of shares offered	Number of shares accepted on 31 March 2002
2/4/2001	47.00	29 094	29 094
1/9/2001	59.70	20 102	20 102
25/9/2001	54.10	18 984	18 984
1/11/2001	64.10	3 452	3 452
1/12/2001	62.80	469	469
1/1/2002	65.00	394	394
1/2/2002	62.30	13 543	853
1/3/2002	64.00	11 433	–
		97 471	73 348**

** *Refer note 7*

The offers are valid for one year from the date of the offer. The scheme is a deferred purchase scheme and payment is made in three equal annual instalments of which the first instalment is only payable after three years. Participants have no right to delivery, voting or dividends on shares before payment has been made. Participants may choose to pay on a later date with the resultant deferment of rights. Payment must, however, be made within ten years.

Service company

In 2000, an agreement was concluded with a service company, M&I Management Services (Proprietary) Limited (M&I), to render management and support services to Remgro. The shareholders of M&I are employees of M&I who own all the issued ordinary shares. Rembrandt Trust (Proprietary) Limited owns all the "A" ordinary shares of M&I. The "A" ordinary shares only have voting rights but have no rights to the income or assets of M&I.

Remgro pays fees to M&I which cover the overhead costs of the management of Remgro. These fees will not exceed 0.463% per year of the market capitalisation of Remgro, calculated on a monthly average basis. This percentage may not be exceeded without the approval of 75% of all classes of shareholders of Remgro. The fees for the past year are disclosed in note 14 to the annual financial statements.

Principal shareholder

Rembrandt Trust (Proprietary) Limited holds all the issued unlisted B ordinary shares of the Company and is entitled to 42.2 % of the total votes.

An analysis of the shareholders appears on page 57.

Subsidiary companies and investments

Particulars of subsidiary companies, associated companies and other investments are disclosed in Annexures A and B.

Directors

Mr P K Harris was appointed as director on 28 November 2001.

The names of the directors appear on page 2.

In terms of the provision of the Articles of Association, Messrs P E Beyers, W E Bührmann, J W Dreyer, P K Harris, T van Wyk, Dr E de la H Hertzog and Mrs J A Preller retire from the Board by rotation. These directors are eligible and offer themselves for re-election.

The following directors of the Company served on Committees of the Board during the past financial year:

Audit Committee:	Messrs D M Falck, P J Erasmus, J F Mouton, F Robertson and P G Steyn.
Remuneration Committee:	Messrs Johann Rupert, P J Erasmus, J F Mouton and F Robertson.

On 6 March 2002, Mr P K Harris was appointed as member of the Remuneration Committee.

Directors' interests

At 31 March 2002 the aggregate of the direct and indirect interests of the directors in the issued share capital of the Company amounted to 0.63% (2001: 0.62%).

An analysis of Directors' interests in the issued capital of the Company appears on page 58.

Directors' emoluments

The Board recommends that directors' fees for services rendered as directors during the past financial year be fixed at R499 000 (2001: R411 000).

REPORT OF THE BOARD OF DIRECTORS

for the year ended 31 March 2002

ACQUISITION OF SHARES OF THE COMPANY

It is recommended that a general authority be granted to the Board to acquire, should circumstances warrant it, the Company's own shares and to approve the acquisition of shares in the Company by any of its subsidiaries, subject to the provisions of the Companies Act 61 of 1973, as amended, and the Listing Requirements of the JSE Securities Exchange South Africa (JSE).

Special resolutions to this effect are incorporated in the notice of the Annual General Meeting that appears on page 61.

DIVIDENDS

Dividend No 4

A final dividend of 133 cents (2001: 106.00 cents) per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2002.

Together with the interim dividend of 73 cents (2001: 56.00 cents) per share paid during January 2002, total dividends for the financial year amounted to 206 cents (2001: 162 cents) per share.

Special Dividend

A special dividend of 100 cents per share was declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each.

Payment

The final and special dividend are payable to shareholders of the Company registered at the close of business on Friday, 16 August 2002.

On payment date, Monday 19 August 2002, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to bank accounts, or alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with their Central Securities Depository Participant (CSDP) or btoker.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Friday, 2 August 2002 and Friday, 16 August 2002, both days inclusive.

SECRETARY

On 28 November 2001, Mrs M Lubbe was appointed as Company Secretary in the place of Mr J C Engelbrecht who has retired.

The name and address of the Company Secretary appears on page 59.

APPROVAL

The annual financial statements set out on page 19 to 56 have been approved by the Board.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer/Deputy Chairman

Stellenbosch
19 June 2002

ACCOUNTING POLICIES

for the year ended 31 March 2002

The annual financial statements are prepared mainly on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate the following principal accounting policies which, with the exception of accounting for property, plant and equipment, investment properties and employee benefits are consistent in all respects with those of the previous year:

(I) Consolidation, proportionate consolidation and equity accounting

Preference shares and debentures which are compulsorily convertible, are regarded as part of the permanent equity capital of a company for the purposes of consolidation, proportionate consolidation and equity accounting. In cases where the Group's controlling interest is only of a temporary nature the particular companies are not consolidated but accounted for according to the equity method as associated companies.

Consolidation – subsidiary companies

All companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are included in the consolidated financial statements in the accepted manner.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from or to the date on which effective control was obtained or ceased.

Proportionate consolidation – joint ventures

All jointly controlled ventures are accounted for according to the proportionate consolidation method. In terms of this method the attributable share of assets, liabilities, income, expenditure and cash flow are included in the consolidated statements. The share of retained income is transferred to non-distributable reserves.

Equity accounting – associated companies

Companies which are neither subsidiaries nor joint ventures, but in which a long-term interest is held and over whose financial and operating policies a significant influence can be exercised, are accounted for according to the equity method as associated companies. Certain associated companies have year-ends which differ from that of the Company. In such circumstances the results of listed and certain unlisted companies are accounted for from the latest published information and management accounts as at year-end, respectively. The Group's share of retained income is transferred to non-distributable reserves. The Group's share of other movements in the reserves of associated companies are accounted for as changes in consolidated non-distributable reserves.

The results of associated companies acquired or disposed of are included in the consolidated income statement from the effective date of acquisition and up to the effective date of disposal.

(II) Property, plant and equipment and depreciation

Capitalised leased assets – assets leased in terms of finance lease agreements are capitalised at their equivalent cash consideration. Depreciation is provided on the straight-line basis over the expected useful lives of the capital leased assets. Finance charges are written off over the term of the lease in accordance with the effective interest rate method. Leases of assets in terms of which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are accounted for in normal income.

Preproduction costs and interest – preproduction costs as well as interest on borrowings directly related to major capital projects under construction are capitalised until such assets are brought into a working condition for their intended use.

Land and buildings – are stated at cost. On 1 April 2001 a subsidiary company changed its accounting policy in respect of the valuation of land and buildings. These assets are accounted for on the historical cost basis whereas previously they were revalued. The comparative figures for the year ended 31 March 2001 have been restated. Buildings are depreciated on a straight-line basis over their expected useful lives. Leasehold improvements are stated at cost and are written off over the periods of the leases.

Machinery, equipment, office equipment and vehicles – are stated at cost and are depreciated on a straight-line basis over their expected useful lives.

Crops – are stated at cost. Cost consists of the aggregate of agricultural establishment and development costs. Agricultural establishment costs represent the costs incurred in establishing sugar cane and other perennial crops and are not amortised. Agricultural development costs consist of planting and other development costs. These costs are capitalised in the first year of planting and costs during the years thereafter are written off directly against income. Ongoing cultivation costs are expensed as incurred.

Where assets are identified as being impaired, that is when the recoverable amount has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. Such amounts written off are accounted for in normal income.

ACCOUNTING POLICIES

for the year ended 31 March 2002

(iii) Investment properties

Investment properties are held to generate rental income and appreciate capital value. Investment properties are treated as long-term investments and are carried at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over their expected useful lives. This represents a change in accounting policy as investment properties have previously been accounted for at cost. The comparative figures for the year ended 31 March 2001 have been restated.

Investment properties are valued by external independent professional valuers every third year. Where assets are identified as being impaired the carrying amount is reduced. Such amounts written off are accounted for in normal income.

(iv) Intangible assets

Goodwill – on the acquisition of an investment, fair values at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

The goodwill or negative goodwill is the difference between the cost of the investments and the reasonable value of attributable net assets of the subsidiary companies, joint ventures and associated companies at the acquisition dates. Goodwill or negative goodwill is reported in the balance sheet as non-current assets and amortised using the straight-line method over its estimated useful life, not exceeding twenty years. Where the net assets of subsidiary companies, joint ventures and associated companies at the date of acquisition exceed the cost of investments acquired, this excess is accounted for as negative goodwill.

Trade marks – the costs of trade marks which are established and developed by the Group itself are expensed as incurred. The value thereof is consequently not reflected in the annual financial statements. The costs of trade marks which have been purchased are written off on a straight-line basis over their expected useful lives, which is twenty years.

Research and development costs – research and development costs are written off against income as incured. Where the asset recognition criteria have been met, development expenditure is capitalised and written off over the expected useful life of the product.

(v) Investments

Associated companies – are stated at cost after adjustment for goodwill. In the consolidated annual financial statements the share of post-acquisition reserves and retained income, accounted for according to the equity method, is included in the carrying value.

Other long-term investments – are stated at cost, less amounts written off for declines in value considered not to be of a temporary nature. Such amounts written off are accounted for as exceptional items.

Portfolio investments – are stated at cost less amounts written off for declines in value considered not to be of a temporary nature. Such amounts written off and profits and losses on realisation, are accounted for in normal income.

(vi) Inventories and contracts in progress

Inventories are stated at the lower of cost or net realisable value. The basis of determining cost is the first-in-first-out cost method. Where applicable, provision is made for slow-moving and redundant inventories. Work in progress and finished goods include direct costs and an appropriate allocation of manufacturing overheads.

(vii) Taxation

Deferred taxation is provided for at current rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Assets are not raised in respect of deferred taxation on assessed losses, unless it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

Secondary taxation on companies is provided for in respect of dividend payments, net of dividends received or receivable and is recognised as a taxation charge for the year.

(viii) Foreign currencies

Transactions in foreign currencies are accounted for at the rates of exchange ruling on the dates of the transactions. Foreign currency monetary items at year-end are translated to SA rand at the rates of exchange ruling at that date. Exchange differences that arise as a result thereof, are accounted for in income together with realised exchange differences on forward exchange contracts.

Assets, liabilities and reserves of foreign entities at year-end are translated to SA rand at the rates of exchange ruling at that date. Operating results of foreign subsidiaries and income of foreign associated companies are translated to SA rand at the average of the exchange rates prevailing during the year for each of the currencies concerned. Differences arising on translation are accounted for in reserves as exchange rate adjustments.

(ix) Financial instruments

Financial instruments include those carried on the balance sheet and off-balance sheet instruments.

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, trade and other receivables, trade and other payables, provisions, leases and borrowings.

Certain group companies are also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange rates. These instruments, which mainly comprise forward exchange contracts, are not recognised in the financial statements on inception.

Fair values and the recognition methods of the different financial instruments are disclosed in the notes to the financial statements. Fair values represent an approximation of possible values, which may differ from the value that will be finally realised.

Where the redemption of loans is provided for by means of investments in financial instruments which allow for the contractual right of set-off against the loan and it is expected that the loan will be settled in this way, the related balance sheet items are set-off against one another.

(x) Provisions

Provisions are recognised when a legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Employee entitlements to leave are recognised when they accrue to employees involved. A provision is made for the estimated liability for leave as a result of services rendered by employees up to balance sheet date.

(xi) Employee benefits

Pension obligations – Companies in the Group provide defined benefit and defined contribution plans for the benefit of employees, the assets of which are held in separate trustee-administered funds. These plans are funded by payments from the employees and the Group, taking into account recommendations of independent qualified actuaries.

For the defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement to spread the regular costs over the service lives of the employees in accordance with advice of qualified actuaries who carry out a full valuation of the plans every three years. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability.

The net surplus or deficit of the benefit obligation is the difference between the present value of the funded obligations and the fair value of the plan assets.

All actuarial gains and losses are spread forward over the average remaining service lives of the employees. During 2002 the Group implemented AC 116 (revised), and thus restated the comparative figures for the year ended 31 March 2001.

The Group's contribution to the defined contribution pension plans is charged to the income statement in the year in which they relate.

Post-retirement medical obligations – the Group provides post-retirement medical benefits to its retirees. The entitlement to post-retirement medical benefits is based on the employees remaining in service up to retirement age and the completion of a minimum service period.

The expected costs of these benefits are accumulated over the period of employment, using accounting methodology similar to that for defined pension plans. Valuation of these obligations is carried out by independent qualified actuaries.

(xii) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short-term interest-bearing loans.

(xiii) Revenue recognition

The sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred. Revenue arising from services is recognised when the service is rendered. Interest is recognised on a time proportion basis (taking into account the principal outstanding, the effective rate and the period), unless collectability is in doubt. Dividends are recognised when the right to receive payment is established.

BALANCE SHEETS

at 31 March 2002

	Notes	Consolidated 2002 R million	Consolidated 2001 R million	The Company 2002 R million	The Company 2001 R million
ASSETS					
Non-current assets					
Property, plant and equipment	1	2 056	2 007	–	–
Investment properties	2	20	20	–	–
Goodwill and trade marks	3	2 687	2 834	–	–
Investments – Associated companies	4	16 958	13 164	–	–
– Other	5	115	115	8 009	7 357
Loans		12	10	–	–
Deferred taxation	18	17	9	–	–
		21 865	18 159	8 009	7 357
Current assets		4 435	3 395	1	2
Inventories	6	616	538	–	–
Trade and other receivables		1 117	1 029	–	–
Taxation		5	18	1	2
Cash and cash equivalents		2 697	1 810	–	–
Total assets		26 300	21 554	8 010	7 359
EQUITY AND LIABILITIES					
Capital and reserves					
Issued capital	7	8	8	8	8
Reserves	8	24 039	19 379	8 000	7 350
Interest of own members		24 047	19 387	8 008	7 358
Minority interest		945	790		
Total shareholders' equity		24 992	20 177	8 008	7 358
Non-current liabilities		210	310	–	–
Retirement benefits	9	74	53	–	–
Long-term interest-bearing loans	10	41	211	–	–
Deferred taxation	18	95	46	–	–
Current liabilities		1 098	1 067	2	1
Trade and other payables		859	858	2	1
Short-term interest-bearing loans	11	110	89	–	–
Provisions	12	82	84	–	–
Taxation		47	36	–	–
Total equity and liabilities		26 300	21 554	8 010	7 359

INCOME STATEMENTS

for the year ended 31 March 2002

	Notes	Consolidated 2002 R million	Consolidated 2001 R million	The Company 2002 R million	The Company 2001 R million
Revenue of the Company and its subsidiaries	13	8 441	7 358	1 589	302
Operating profit	14 & 15	816	571	1 584	314
Finance costs		58	67	–	–
Profit from normal operations	14	758	504	1 584	314
Amortisation of goodwill	16	(138)	–		
Exceptional items	17	(20)	1 523	–	–
Profit before tax		600	2 027	1 584	314
Taxation	18	172	109	–	–
Profit after taxation of the Company and its subsidiaries		428	1 918	1 584	314
Share of after-tax profit of associated companies	19	3255	4 765		
Profit from normal operations		3 881	2 901		
Amortisation of goodwill	16	(276)	(159)		
Exceptional items	17	(350)	2 023		
Group profit after tax		3 683	6 683	1 584	314
Minority interest	20	151	109		
Net profit for the year		3 532	6 574	1 584	314

Reconciliation of headline earnings:

	Notes	2002 R million	2001 R million
Basic earnings – net profit for the year		3 532	6 574
Plus/(minus) – portion attributable to own members:			
– Amortisation of goodwill	16	414	159
– Exceptional items	17	351	(3 541)
– Net surplus, after taxation, on the disposal of property, plant and equipment		(35)	(6)
– Other		15	9
Headline earnings		4 277	3 195

Earnings per share		Cents	Cents
Headline earnings per share	21	819.3	612.1
– Diluted		817.8	611.6
Basic earnings per share	21	676.6	1 259.4
– Diluted		675.3	1 258.5

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 March 2002

	CONSOLIDATED				
	Issued capital R million	Equity accounted reserves R million	Other non-distributable reserves R million	Distributable reserves R million	Total R million
2002					
Balances at 1 April – as previously reported	8	8 009	266	11 253	19 536
Prior year adjustments		(17)	(115)	(17)	(149)
Adjusted balances at 1 April	8	7 992	151	11 236	19 387
Net profit for the year				3 532	3 532
Dividends paid				(934)	(934)
Exchange rate adjustments		1 996	98	37	2 131
Change in interests in subsidiary companies, associated companies and joint ventures		36	(34)	(1)	1
Change in reserves of associated companies and other non-distributable reserves		(65)	(5)		(70)
Income of associated companies retained		1 844		(1 844)	–
Transfer between reserves		31	19	(50)	–
Balances at 31 March	8	11 834	229	11 976	24 047
2001					
Balances at 1 April – as previously reported	8	7 375	31	5 142	12 556
Prior year adjustments			(115)	(18)	(133)
Adjusted balances at 1 April	8	7 375	(84)	5 124	12 423
Net profit for the year				6 574	6 574
Dividends paid				(292)	(292)
Exchange rate adjustments		533	44	315	892
Change in interests in subsidiary companies, associated companies and joint ventures		(3 355)	3 305	(1)	(51)
Change in reserves of associated companies		(159)			(159)
Income of associated companies retained		3 598		(3 598)	–
Transfer between reserves			(3 114)	3 114	–
Balances at 31 March	8	7 992	151	11 236	19 387

	THE COMPANY	
	2002 R million	2001 R million
Balances at 1 April	7 358	7 336
Issued capital	8	8
Distributable reserves	7 350	7 328
Net profit for the year	1 584	314
Dividends paid	(934)	(292)
Balances at 31 March	8 008	7 358

CASH FLOW STATEMENTS

for the year ended 31 March 2002

		Consolidated		The Company	
		2002	2001	2002	2001
	Notes	R million	R million	R million	R million
Cash flows – operating activities					
Net operating profit before taxation		600	2 027	1 584	314
Adjustments	22.1	225	(1 390)	(1 584)	(319)
Operating profit/(loss) before working capital changes		825	637	–	(5)
Working capital changes	22.2	(314)	(236)	1	–
Cash generated from/(utilised in) operations		511	401	1	(5)
Interest received		235	108	–	–
Interest paid		(58)	(67)	–	–
Dividends received	22.3	1 627	1 155	1 584	301
Dividends paid	22.4	(968)	(303)	(934)	(292)
Taxation (paid)/received	22.5	(111)	(116)	1	(2)
Net cash inflow from operating activities		1 236	1 178	652	2
Cash flows – investing activities		(201)	356	–	48
Proceeds on disposal of property, plant and equipment		22	32	–	–
Additions to property, plant and equipment		(145)	(136)	–	–
Replacement of property, plant and equipment		(40)	(40)	–	–
Additions to investments		(86)	(12)	–	–
Proceeds on disposal of investments		7	258	–	45
Proceeds on disposal of business		–	26	–	3
Capital proceeds of investments		41	228	–	–
Cash flows– financing activities		(158)	(631)	(652)	(58)
(Increase)/decrease in loans to subsidiary companies		–	–	(652)	595
Decrease in interest-free loans		–	(653)	–	(653)
(Increase)/decrease in interest-bearing debt		(158)	22	–	–
Net increase/(decrease) in cash and cash equivalents		877	903	–	(8)
Cash and cash equivalents at the beginning of the year		1 800	897	–	8
Cash and cash equivalents at the end of the year		2 677	1 800	–	–
Cash and cash equivalents – per balance sheet		2 697	1 810		
Bank overdraft		(20)	(10)		

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2002

1. Property, plant and equipment

	2002 Cost R million	2002 Accumulated depreciation R million	2002 Net value R million	2001 Cost R million	2001 Accumulated depreciation R million	2001 Net value R million
Land and buildings	914	190	724	820	161	659
Capital expansion in progress	60	–	60	86	–	86
Machinery and equipment	2 206	1 079	1 127	2 041	923	1 118
Vehicles	141	93	48	141	92	49
Office equipment	3	2	1	5	3	2
Crops	96	–	96	93	–	93
	3 420	1 364	2 056	3 186	1 179	2 007

Depreciation rates are as follows:	2002 %	2001 %
Buildings	2 – 10	2 – 10
Machinery and equipment	4 – 33⅓	4 – 33⅓
Vehicles	7½ – 33⅓	7½ – 33⅓
Office equipment	8⅓ – 33⅓	8⅓ – 33⅓

Reconciliation of carrying value at the beginning and end of the year	*Land and buildings* R million	*Machinery and equipment* R million	*Crops* R million	2002 R million	2001 R million
Balances at 1 April – as previously reported	954	1 169	93	2 216	2 233
Prior year adjustments	(209)	–	–	(209)	(213)
Adjusted balances at 1 April	745	1 169	93	2 007	2 020
Additions	88	94	3	185	172
Disposals	(12)	(5)	–	(17)	(17)
Depreciation	(24)	(160)	–	(184)	(169)
Impairment	–	*	*	*	(16)
Other	(13)	78	–	65	17
Balances at 31 March	784	1 176	96	2 056	2 007

* *Amounts smaller than R500 000*

Liabilities resulting from mortgage loans, finance leases and instalment sale agreements are secured by property, plant and equipment with a book value of R452 million (2001: R467 million).

The registers containing details of land and buildings are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong. The directors are of the opinion that the market value of buildings exceeds the book value.

2. INVESTMENT PROPERTIES

	2002 Cost R million	2002 Accumulated depreciation R million	2002 Net value R million	2001 Cost R million	2001 Accumulated depreciation R million	2001 Net value R million
Land	3	–	3	3	–	3
Buildings	23	6	17	22	5	17
	26	6	20	25	5	20

Depreciation rates are as follows:	2002 %	2001 %
Buildings	2	2

Reconciliation of carrying value at the beginning and end of the year	*Land* R million	*Buildings* R million	2002 R million	2001 R million
Balances at 1 April – as previously reported	3	23	26	26
Prior year adjustments	–	(6)	(6)	(6)
Adjusted balances at 1 April	3	17	20	20
Additions	–	*	*	4
Depreciation	–	*	*	*
Business disposed	–	–	–	(4)
Balances at 31 March	3	17	20	20

* *Amounts smaller than R500 000*

The fair value of the investment properties at 31 March 1999 was R86 million. These valuations were done on a market-related basis by an independent qualified assessor. The valuation of investment properties as at 1 October 2001 for capital gains tax purposes is still in process.

The registers containing details of investment properties are available for inspection by members or their proxies at the registered offices of the companies to which the relevant properties belong.

3. GOODWILL AND TRADE MARKS

	2002 Cost or valuation R million	2002 Accumulated amortisation R million	2002 Net value R million	2001 Cost or valuation R million	2001 Accumulated amortisation R million	2001 Net value R million
Goodwill	2 759	138	2 621	2 759	–	2 759
Trade marks	146	80	66	144	69	75
	2 905	218	2 687	2 903	69	2 834

Amortisation rates are as follows:	2002 %	2001 %
Goodwill	5	5
Trade marks	4 – 6⅔	4 – 6⅔

Reconciliation of carrying value at the beginning and end of the year	*Goodwill* R million	*Trade marks* R million	2002 R million	2001 R million
Balances at the beginning of the year	2 759	75	2 834	80
Additions	*	–	*	2 760
Disposals	–	(1)	(1)	–
Amortisation	(138)	(9)	(147)	(7)
Other	–	1	1	1
Balances at the end of the year	2 621	66	2 687	2 834

* *Amounts smaller than R500 000*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2002

4. INVESTMENTS – ASSOCIATED COMPANIES

(Annexures B & C)

	2002			2001		
	Listed	***Unlisted***	***Total***	*Listed*	*Unlisted*	*Total*
	R million	**R million**	**R million**	R million	R million	R million
Shares – at cost less goodwill	4 466	359	4 825	4 414	471	4 885
Equity adjustment	2 300	9 781	12 081	1 366	6 871	8 237
Carrying value	6 766	10 140	16 906	5 780	7 342	13 122
Debentures and long-term loans	–	52	52	–	42	42
	6 766	10 192	16 958	5 780	7 384	13 164
Market values of listed investments	10 786		10 786	9 943		9 943
Directors' valuation of unlisted investments		30 895	30 895		18 442	18 442
Market values and directors' valuation	10 786	30 895	41 681	9 943	18 442	28 385
Excess of market values and directors' valuation over the book value of investments and appropriate goodwill:						
– attributable to own members			22 102			12 462

Of the directors' valuations of unlisted investments stated above, a substantial proportion amounting to R29 070 million (2001: R17 796 million) was based on the stock exchange prices of underlying listed shares held by the unlisted investments concerned.

In prior years the valuations of the other unlisted investments that do not hold listed shares were done internally on a conservative basis. The 31 March 2002 valuations of the more important of those investments were based on the opinions of independent professional experts.

Valuations of unlisted investments as at 1 October 2001 for the purpose of capital gains tax is currently being performed by an independent professional expert and have not yet been completed.

	2002	2001
	R million	R million
5. INVESTMENTS – SUBSIDIARY COMPANIES AND OTHER (Annexures A & B)		
5.1 The Company		
Unlisted subsidiary companies and other:		
Advances and loans	8 009	7 357

5. INVESTMENTS – SUBSIDIARY COMPANIES AND OTHER *(continued)*

	2002			2001		
	Listed **R million**	***Unlisted*** **R million**	***Total*** **R million**	*Listed* R million	*Unlisted* R million	*Total* R million
5.2 Consolidated						
Investments – Other						
Shares – at cost	50	65	115	50	65	115
Market values of listed investments	136		136	131		131
Directors' valuation of unlisted investments		73	73		75	75
Market values and directors' valuation	136	73	209	131	75	206
Excess of market values and directors' valuation over the book value of investments:						
– attributable to own members			94			90
– attributable to minority			*			1
			94			91

* *Amounts smaller than R500 000*

	2002 R million	2001 R million
6. INVENTORIES		
Raw materials	387	302
Finished products	164	171
Work in progress	11	13
Consumable stores	54	52
	616	538

Included above is inventory valued at R1 million (2001: R3 million) that has been written down to net realisable value.

	2002 R million	2001 R million
7. SHARE CAPITAL		
Authorised		
512 493 650 Ordinary shares of 1 cent each	5.1	5.1
40 506 352 B ordinary shares of 10 cents each	4.1	4.1
	9.2	9.2
Issued		
486 493 650 (2001: 486 493 650) Ordinary shares of 1 cent each	4.9	4.9
35 506 352 (2001: 35 506 352) B ordinary shares of 10 cents each	3.5	3.5
	8.4	8.4

7. Share capital *(continued)*

Each ordinary share has one vote
Each B ordinary share has ten votes.

The unissued capital of the Company consists of 26 000 000 ordinary shares and 5 000 000 B ordinary shares that both have been reserved for the Remgro Share Scheme. At a general meeting, the Company has placed these shares under the control of the Board of Directors of the Company as a general authority in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended (the Act), subject to the provisions of the Act and the Rules and Requirements of the JSE until the next Annual General Meeting of the Company, for allotment and issue to such persons and on such conditions as the Directors may deem fit.

The present position of the Remgro Share Scheme is as follows:

	Average offer price	Number of shares
Ordinary shares offered and accepted:		
Previous financial year	44.13	3 879 290
Current financial year	53.50	73 348
Total accepted on 31 March 2002	44.31	3 952 638

Details in respect of the share scheme and the current year's offers are disclosed in the Report of the Board of Directors.

	2002 R million	2001 R million
8. Reserves		
8.1 Composition of reserves		
The Company:		
Distributable reserves	8 000	7 350
Subsidiary companies and joint ventures	4 205	4 037
Non-distributable reserves	229	151
Distributable reserves	3 976	3 886
Associated companies:		
Non-distributable reserves	11 834	7 992
	24 039	19 379
Included in general capital reserves are:		
Statutory non-distributable reserves	9	9

8.2 Included in the respective reserves above are reserves arising on exchange rate translation

	General capital reserves R million	*Equity accounted reserves* R million	*Unappropriated profit* R million	2002 Total R million	2001 Total R million
Balances at 1 April	45	2 458	–	2 503	1 611
Exchange rate adjustments during the year	98	1 996	37	2 131	892
Transfer of equity adjustment		58	(58)	–	–
Balances at 31 March	143	4 512	(21)	4 634	2 503

9. Retirement benefits

9.1 Retirement benefits

The Company and its subsidiaries have various defined benefit pension funds, defined contribution pension funds and defined contribution provident funds which are privately administered independent of the finances of the Group. All the funds are governed by the Pension Funds Act, 1956. All salaried employees are obliged to accept membership of one of these funds.

The defined benefit pension funds are actuarially valued every three years and reviewed every year by independent actuaries according to the projected unit credit method. The other funds are financially reviewed every year.

	Assets	
	2002 R million	2001 R million
Balance sheet		
Amounts recognised in the balance sheet are as follows:		
Present value of funded obligations	(248)	(271)
Fair value of plan assets	324	316
Funded position	76	45
Unrecognised actuarial profits	(27)	*
Pension fund surplus limitation**	(49)	(45)
Net asset in balance sheet	**Nil**	Nil
Movement for the year:		
Balances at 1 April	–	–
Pension fund surplus limitation**	(4)	(5)
Total expense	(14)	(10)
Contributions	18	15
Balances at 31 March	**Nil**	Nil

* *Amounts smaller than R500 000*

** *The pension fund surplus is not recognised as an asset in the balance sheet as the process of allocating these surpluses according to the Pension Fund Act is not yet finalised.*

	Assets 2002 R million	Assets 2001 R million
9. RETIREMENT BENEFITS *(continued)*		
9.1 Retirement benefits *(continued)*		
Income statement		
Amounts recognised in the income statement are as follows:		
Current service costs	(17)	(15)
Interest on liability	(38)	(33)
Expected return on plan assets	41	38
Recognised net actuarial profits/(losses) in the year	*	–
Total expense	(14)	(10)
Pension fund surplus limitation	(4)	(5)
Totals included in staff costs	(18)	(15)
Actual return on plan assets	59	41

* *Amounts smaller than R500 000*

Principal actuarial assumptions on balance sheet date	%	%
Discount rate	11.5	14.5
Expected rates of return on plan assets	11.5 – 12.0	14.5 – 15.0
Future salary increases	8.0 – 10.5	11.0 – 13.5
Future pension increases	6.5	9.5
Inflation rate	6.5	9.5

	Liabilities 2002 R million	Liabilities 2001 R million
9.2 Post-retirement medical benefits		
Balance sheet		
Amounts recognised in the balance sheet are as follows:		
Present value of funded obligations	74	53
Movement for the year:		
Balances at 1 April – as previously reported	33	31
Prior year adjustment	20	20
Adjusted balances at the beginning of the year	53	51
Total expense in the income statement recognised	22	4
Contributions	(1)	(2)
Balances at 31 March	74	53

	Liabilities 2002 R million	2001 R million
9. Retirement benefits *(continued)*		
9.2 Post-retirement medical benefits *(continued)*		
Income statement		
Amounts recognised in the income statement are as follows:		
Current service costs	11	2
Interest on liability	5	2
Recognised net actuarial profits/(losses) in the year	6	*
Totals included in staff costs	22	4

**Amounts smaller than R500 000*

Principal actuarial assumptions on balance sheet date	%	%
Discount rate	10.5 – 13.0	11.3 – 13.0
Future salary increases	8.3 – 10.0	9.6 – 10.0
Annual increase in health costs	11.0 – 12.6	10.0 – 11.0

	2002 R million	2001 R million
10. Long-term interest-bearing loans		
25 year redeemable debentures bearing an effective interest rate of 15.38% per annum. The net liability, after deduction of an investment of R72 million in related financial instruments amounts to	–	73
Net liabilities, after deduction of an investment of R106 million (2001: R89 million) in related financial instruments, resulting from various capitalised finance leases and instalment sale agreements payable in monthly, six monthly and annual instalments at effective interest rates of between 6.56% and 19.52% per annum, amount to	118	182
These liabilities are secured by machinery and equipment with a net book value of R452 million (2001: R467 million).		
Sundry loans with varying interest rates and terms	13	15
	131	270
Instalments payable within one year transferred to short-term interest-bearing loans	90	59
	41	211
Payable – two to five years	41	139
Payable thereafter	–	72
	41	211

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2002

	2002 R million	2001 R million
11. SHORT-TERM INTEREST-BEARING LOANS		
Short-term loans	–	20
Long-term interest-bearing loans payable within one year	90	59
Bank overdrafts	20	10
	110	89

	Legal disputes R million	Leave pay R million	Other* R million	2002 R million	2001 R million
12. PROVISIONS					
Balances at 1 April	12	35	37	84	85
Exchange rate differences	–	–	4	4	–
Additional provisions	18	3	13	34	18
Unused amounts – reversed	–	–	(20)	(20)	(15)
	30	38	34	102	88
Utilised during the year	–	(2)	(18)	(20)	(4)
Balances at 31 March	30	36	16	82	84

* *Various smaller provisions*

13. REVENUE

Revenue of the Company and its subsidiary companies consists of net sales of products, completed contracts and identifiable portions of contracts delivered to customers, fees, rentals, as well as dividends and interest. Intergroup transactions are eliminated.

Due to the nature and composition of the Group, financial ratios based on revenue are not considered to be meaningful.

	2002 R million	2001 R million
Revenue, excluding dividends and interest	6 729	5 735
Dividends and interest	1 712	1 623
Total revenue	8 441	7 358

14. Operating profit

Operating profit is stated after taking the following into account:

	2002 R million	2001 R million
Income		
Foreign exchange profits	15	1
Interest received – unlisted investments and deposits	235	108
Property rental income	7	8
Surplus on sale of property, plant and equipment	3	–
Expenses		
Administration and management fees – net corporate costs	59	60
Paid to M&I Management Services (Proprietary) Limited in respect of costs	58	56
Donations	10	14
	68	70
Less: fees received	(9)	(10)
Amortisation of trade marks	9	7
Auditors' remuneration – audit fees	5	5
– other services	1	1
Cost of sales	4 760	4 014
Depreciation	184	169
Buildings	24	18
Machinery and equipment	144	138
Vehicles	15	12
Office equipment	1	1
Depreciation on investment properties	*	*
Impairment of assets	(1)	16
Loss on sale of property, plant and equipment	–	1
Loss on sale of trade marks	1	–
Professional fees	7	5
Property expenses	1	1
Rental	50	45
Land and buildings	31	30
Machinery and equipment	4	4
Vehicles	9	7
Office equipment	6	4
Research and development costs written off	12	5

* *Amounts smaller than R500 000*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2002

	The Company 2002 R million	The Company 2001 R million	Consolidated 2002 R million	Consolidated 2001 R million
15. Dividend income				
Included in operating profit				
Listed	–	–	3	29
Unlisted – Subsidiary companies	1 584	301		
– Other	–	–	5	4
	1 584	301	8	33
Dividends from associated companies set-off against investments			1 469	1 482

	2002 R million	2001 R million
16. Amortisation of goodwill		
Subsidiary companies	138	–
Associated companies	276	159
	414	159
17. Exceptional items		
Exceptional items of subsidiary companies:		
Restructuring costs and discontinuance of operations	*	(7)
Net capital surplus/(loss) on the sale of investments and businesses	(18)	1 518
Net capital surplus on the sale of property, plant and equipment	–	16
Other	(2)	(4)
Total before taxation – per income statement	(20)	1 523
Taxation	18	(3)
Total after taxation	(2)	1 520
Attributable to minorities	1	(2)
Attributable to own members	(1)	1 518
Share of exceptional items of associated companies – per income statement	(350)	2 023
Restructuring costs	(148)	(273)
Capital surplus with redemption of convertible preference shares in British American Tobacco Plc.	–	2 202
Net capital loss on sale of investments and businesses	(250)	–
Other	(19)	(43)
Taxation thereon	65	123
Attributable to minorities of associated companies	2	14
Total	(351)	3 541

* *Amounts smaller than R500 000*

	2002 R million	2001 R million
18. Taxation		
18.1 Taxation in income statement		
Current	130	106
– current year – South African normal taxation	110	69
– Foreign taxation	35	41
	145	110
– previous year – South African normal taxation	(19)	(2)
– Foreign taxation	4	(2)
Secondary tax on companies	5	3
Deferred – current year	43	(10)
– previous year	(6)	10
	172	109

18.2 Reconciliation of effective tax rate of the Company and its subsidiaries with standard rate	%	%
Effective tax rate	28.7	5.4
Reduction/(increase) in standard rate as a result of:		
Permanent differences	(6.8)	22.0
Foreign taxation	(1.9)	(0.6)
Timing differences not provided for	(6.1)	–
Taxation in respect of previous years	3.4	(0.3)
Taxation losses of prior years utilised	12.3	5.2
Tax losses that can be utilised in future years	1.2	(1.5)
Secondary tax on companies	(0.8)	(0.2)
Standard rate	30.0	30.0

	2002 R million	2001 R million
18.3 Deferred taxation		
Taxation liabilities		
Deferred taxation in respect of:		
Property, plant and equipment	116	103
Inventories	81	74
Provisions	(67)	(51)
Other	95	117
Tax losses utilised	(130)	(197)
	95	46
Deferred tax asset		
Deferred taxation in respect of:		
Taxation losses utilised	(17)	(9)
Net deferred taxation	78	37

	2002 R million	2001 R million
18. TAXATION *(continued)*		
18.3 Deferred taxation *(continued)*		
The movement between balances at the beginning and end of the year of deferred taxation can be analysed as follows:		
Beginning of the year		
As previously reported	37	42
Prior year adjustments	*	(6)
Adjusted balance	37	36
Movements during the year attributable to:		
Property, plant and equipment	13	(11)
Inventories	7	–
Provisions	(16)	(31)
Other	(22)	(6)
Tax losses utilised	59	49
	78	37

* *Amounts smaller than R500 000*

18.4 Tax losses

	2002 R million	2001 R million
Estimated tax losses available for set-off against future taxable income	492	779
Tax losses utilised during the year to reduce deferred taxation	223	192

18.5 Secondary taxation on companies (STC)

	2002 R million	2001 R million
The STC credits on 31 March, which could be set-off against future dividend payments, amount to	2 741	2 044
– The Company	990	340
– Wholly-owned subsidiary companies	1 751	1 704

	2002 R million	2001 R million
19. Equity adjustment		
Share of net profit of associated companies:		
Operating profit	6 161	4 569
Amortisation of goodwill	(276)	(159)
Exceptional items	(417)	1 886
Share of net profit of associated companies – before taxation	5 468	6 296
Taxation	(1 984)	(1 278)
Normal operations	(2 049)	(1 401)
Exceptional items	65	123
After taxation	3 484	5 018
Share of minority of associated companies	(229)	(253)
Share of net attributable profit of associated companies	3 255	4 765
Dividends received from associated companies	1 469	1 482
Share of net profit retained by associated companies	1 786	3 283
Exchange rate differences on translation between average rates and year-end rates	58	315
Equity adjustment transferred to non-distributable reserves (Refer to statements of changes in equity)	1 844	3 598
Portion of the share of net profit/(loss) after exceptional items and amortisation, retained by associated companies, that has been accounted for from unaudited interim reports and management accounts	467	263

The accounting policies of associated companies do not necessarily correspond with those of the Company. No adjustments are made as the effect is not significant.

	2002 R million	2001 R million
20. Minority interest		
Subsidiaries and joint ventures	151	109
Share of minority interest of associated companies	229	253
	380	362

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2002

21. Earnings per share

Earnings per share

In determining the headline and basic earnings per share the total number of shares in issue was taken into account.

Diluted earnings per share

In determining the diluted headline and basic earnings per share the total number of shares in issue was adjusted for the dilutive effect of the shares offered to participants by the Remgro Share Scheme. No adjustment was made to earnings.

The difference between the shares accepted by the participants and the number of shares deemed to be issued at a fair value, is regarded as an issue of shares for no consideration. These imputed shares amounted to 1 010 516 (2001: 381 837) and was added to the total number of issued shares to determine the dilutive effect.

	Consolidated		The Company	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
22. Cash flow information				
22.1 Adjustments				
Depreciation, amortisation of goodwill and trade marks	**331**	176	**–**	–
Other	**42**	43	**–**	–
Movement in provisions	**19**	1	**–**	–
Interest received	**(235)**	(108)	**–**	–
Interest paid	**58**	67	**–**	–
Dividends received	**(8)**	(33)	**(1 584)**	(301)
Capital loss/(surplus) on the sale of investments	**18**	(1 536)	**–**	(18)
	225	(1 390)	**(1 584)**	(319)
22.2 Decrease/(increase) in working capital				
Decrease/(increase) in inventories	**(78)**	(70)	**–**	–
Decrease/(increase) in trade and other receivables	**(237)**	(179)	**–**	–
(Decrease)/increase in trade and other payables	**1**	13	**1**	–
	(314)	(236)	**1**	–
22.3 Reconciliation of dividends received				
Receivable at the beginning of the year	**153**	66	**–**	–
Per income statement	**8**	34	**1 584**	301
Dividends from associated companies set-off against investments	**1 469**	1 480		
Dividends not received in cash	**–**	(272)	**–**	–
Receivable at the end of the year	**(3)**	(153)	**–**	–
Cash received	**1 627**	1 155	**1 584**	301

	Consolidated 2002 R million	Consolidated 2001 R million	The Company 2002 R million	The Company 2001 R million
22. Cash flow information *(continued)*				
22.4 Reconciliation of dividends paid				
Per statement of changes in equity	(934)	(292)	(934)	(292)
Paid by subsidiary companies to minority	(34)	(11)		
Cash paid	(968)	(303)	(934)	(292)
22.5 Taxation paid is reconciled with the amount disclosed in the income statement as follows				
Paid in advance at the beginning of the year	18	18	2	–
Unpaid at the beginning of the year	(36)	(40)	–	–
Per income statement	(135)	(112)	–	–
– normal income	(148)	(106)	–	–
– exceptional items	18	(3)	–	–
– STC	(5)	(3)	–	–
Unpaid at the end of the year	47	36	–	–
Paid in advance at the end of the year	(5)	(18)	(1)	(2)
Cash paid	(111)	(116)	1	(2)

	2002 R million	2001 R million
23. Staff costs		
– of subsidiary companies		
Salaries and wages	967	922
Retirement benefits	5	5
Pension costs – defined contribution	38	49
Pension costs – defined benefit	18	15
Other post-retirement benefits	22	4
Other	76	68
	1 126	1 063

	Number	Number
Persons employed by subsidiary companies at year-end:		
South Africa	10 950	11 580
Abroad	1 139	1 129
	12 089	12 709

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 March 2002

24. Directors' emoluments

	2002 Executive R'000	2002 Non-executive R'000	2002 Total R'000	2001 Executive R'000	2001 Non-executive R'000	2001 Total R'000
Salaries and fees	5 782.3	229.0	6 011.3	4 246.1	141.0	4 387.1
Retirement fund contributions	984.5		984.5	899.1		899.1
Other benefits	887.2		887.2	827.8		827.8
	7 654.0	229.0	7 883.0	5 973.0	141.0	6 114.0
Paid by:						
The Company			229.0			141.0
Management company			7 654.0			5 973.0
			7 883.0			6 114.0

	Salaries and fees R'000	Retirement fund R'000	Other benefits[6] R'000	2002 Total R'000	2001 Total R'000
Executive					
W E Bührmann	820.1	162.7	172.2	1 155.0	1 100.0
D M Falck [1]	941.3	137.1	171.6	1 250.0	875.0
J A Preller	674.1	109.9	146.0	930.0	750.0
M H Visser [2]	2 577.7	422.2	199.1	3 199.0	2 213.0
T van Wyk	769.1	152.6	198.3	1 120.0	1 035.0
Sub-total	5 782.3	984.5	887.2	7 654.0	5 973.0

	Fees R'000	Retirement fund R'000	Other R'000	2002 Total R'000	2001 Total R'000
Non-executive					
G D de Jager	30.0			30.0	30.0
P J Erasmus [3]	45.0			45.0	45.0
P K Harris [4]	10.0			10.0	–
E Molobi	30.0			30.0	30.0
J F Mouton [5]	39.0			39.0	–
F Robertson [5]	39.0			39.0	–
P G Steyn [1]	36.0			36.0	36.0
Sub-total	229.0			229.0	141.0
Total	6 011.3	984.5	887.2	7 883.0	6 114.0

1. Messrs D M Falck and P G Steyn are members of the Audit Committee.
2. Mr M H Visser earns an extra director's fee of GBP50 000 per annum from British American Tobacco Plc, an associated company.
3. Mr P J Erasmus is Chairman of the Audit Committee and a member of the Remuneration Committee.
4. Mr P K Harris is a member of the Remuneration Committee.
5. Messrs J F Mouton and F Robertson are members of the Audit Committee and members of the Remuneration Committee.
6. Benefits include medical aid contributions and vehicle benefits.

24. Directors' emoluments *(continued)*

Certain of the non-executive directors are employees of M&I Management Services (Pty) Limited (M&I), a service company that supplies management services to this Company (Remgro). Remgro pays a monthly service fee to M&I. The emoluments of these non-executive directors paid by M&I were as follows:

	Salaries and fees R'000	*Retirement fund* R'000	*Other benefits* R'000	2002 Total R'000	2001 Total R'000
Non-executive					
P E Beyers	826.8	164.0	89.2	1 080.0	1 000.0
J W Dreyer	1 007.0	199.8	89.2	1 296.0	1 200.0
E de la H Hertzog	448.9	84.5	66.6	600.0	500.0
J P Rupert*	1 585.7	314.5	199.8	2 100.0	1 500.0
	3 868.4	762.8	444.8	5 076.0	4 200.0

* Mr J P Rupert is Chairman of the Remuneration Committee.

25. Remgro share scheme

No shares were offered to directors in the financial year ending 31 March 2002. (Also refer to the Report of the Board of Directors):

Current status

– ordinary shares

Participant	*Shares accepted prior to 31 March 2001*	*Offer price (Rand)*	*Number of shares paid and delivered*	*Balance of shares accepted as at 31 March 2002*
Executive				
W E Bührmann	275 229	43.6	none	275 229
D M Falck	458 716	43.6	none	458 716
J A Preller	73 394	43.6	none	73 394
M H Visser	733 945	43.6	none	733 945
T van Wyk	33 195	48.2	none	33 195
T van Wyk	73 394	43.6	none	73 394
Sub-total	1 647 873			1 647 873
Non-executive				
P E Beyers	286 697	43.6	none	286 697
J W Dreyer	286 697	43.6	none	286 697
E de la H Hertzog	172 018	43.6	none	172 018
J P Rupert	414 938	48.2	none	414 938
Sub-total	1 160 350			1 160 350
Total	2 808 223			2 808 223

	2002 R million	2001 R million
26. COMMITMENTS		
Capital commitments	112	100
Uncompleted contracts for capital expenditure	48	25
Capital expenditure authorised but not yet contracted	64	75
Operating lease commitments	238	105
Due within one year	34	30
Due – two to five years	188	56
Due thereafter	16	19
	350	205

Above-mentioned commitments will be financed by internal sources and borrowed funds.

27. BORROWING POWERS

There are no limitations to the borrowing powers of the Company and its subsidiaries in respect of loans and guaranteed debts.

28. FINANCIAL INSTRUMENTS

28.1 Credit risk

Financial assets which are subject to credit risk consist mainly of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are placed with various financial institutions subject to approved limits. All these institutions are of a high standing. Trade and other receivables are disclosed net of a provision for doubtful debt.

28.2 Interest rate risk

Subsidiary companies generally adopt a policy of ensuring that their borrowings are at market related rates to address their interest rate risk.

28.3 Forward exchange contracts

Subsidiary companies undertake transactions denominated in foreign currency and therefore exposures to exchange rate fluctuations arise. If deemed necessary, these exposures are hedged through the use of forward exchange contracts.

The following material forward exchange contracts existed at 31 March 2002:

Foreign currency		*Currency amount* million	*Average forward rate*	*Rand amount* R million
Buy:	USA dollar (USD)	2.9	11.38	33.5
	British pound (GBP)	0.5	16.50	8.0
	European euro	2.9	9.87	28.9
	Other			1.1
Sell:	USA dollar (USD)	14.3	11.36	162.4
	European euro	2.8	9.82	27.2
	Other			0.3

28.4 Fair value

On 31 March 2002 and 2001 the fair value of financial instruments equals their carrying value.

	2002 R million	2001 R million
29. Guarantees and contingent liabilities		
29.1 Guarantees		
Guarantees by subsidiary companies	79	21
29.2 Contingent liabilities		
Put option	13	19
Legal actions pending	52	26
Other	12	1
	77	46

30. Related parties

Transactions

Related party transactions are concluded on an arms-length basis.

Subsidiaries

Details of investments in and income from subsidiaries are disclosed in notes 5 and 15 respectively, and in Annexure A.

Associated companies

Details of investments in and income from associated companies are disclosed in notes 4 and 19 respectively, as well as in Annexures B and C. Interest income from associated companies amounted to R87 million (2001: R48 million) and is included in interest received. Interest paid to associated companies amounted to R10 million (2001: R9 million) and is included in finance costs.

Directors

Details of directors' emoluments and shareholding in the Company are disclosed in notes 24 and 25 and in the Report of the Board of Directors.

Shareholders

Details of the principal shareholder appear in the Report of the Board of Directors. A detail analysis of shareholders appears on page 57 of the Annual Report.

ANNEXURE A

Principal subsidiary companies at 31 March 2002

Name of company Incorporated in South Africa unless otherwise stated		Issued capital R (unless otherwise stated)	Effective interest 2002 %	Effective interest 2001 %	Held by Company – Shares 2002 R	Held by Company – Shares 2001 R	Held by Company – Loan 2002 R million	Held by Company – Loan 2001 R million
Trade mark interests								
Remgro International Holdings (Pty) Limited		2	100.0	100.0	2	2		
Remgro Investments Limited – Jersey	(GBP)	1 201 610	100.0	100.0				
Financial services								
Financial Securities Limited		250 000	100.0	100.0	250 000	250 000		
Industrial interests								
Industrial Partnership Investments Limited		125 000	100.0	100.0	125 000	125 000		
Hunt Leuchars & Hepburn Holdings Limited	* (1)	590 415 000	72.4	72.5				
– held by Hunt Leuchars & Hepburn Holdings Limited:								
– Robertsons Holdings (Pty) Limited (100%)			72.4	72.5				
– Transvaal Sugar Limited (100%)			72.4	72.5				
Rainbow Chicken Limited	* (1)	1 084 108 000	55.7	55.9				
Wispeco Holdings Limited		5 000 000	100.0	100.0				
Mining interests								
Partnership in Mining Limited		100	100.0	100.0	100	100		
Tegniese Mynbeleggings Limited		2	100.0	100.0				
GFSA Holdings Limited		120 000	100.0	100.0				
Corporate finance and other interests								
Eikenlust (Pty) Limited		100	100.0	100.0				
Entek Investments Limited		810 630	62.1	60.9				
Historical Homes of South Africa Limited		555 000	51.4	51.4				
M.F.I. Investments (Pty) Limited		2	100.0	100.0				
Remgro Finance and Services Limited		100	100.0	100.0				
Remgro Finance Corporation Limited		300 000	100.0	100.0				
Remgro Loan Corporation Limited		700	100.0	100.0			7 997	7 345
Remgro South Africa (Pty) Limited		48 614	100.0	100.0	96 506	96 506	12	12
Stellenryck Trust Limited		700	100.0	100.0				
TTR Holdings (Pty) Limited		7	100.0	100.0	7	7		
				Note 5.1:	471 615	471 615	8 009	7 357

* *Listed companies*

(1) *Issued capital includes both ordinary shares and compulsory convertible preference shares. Effective interest is calculated on a fully diluted basis.*

Details of sundry subsidiary companies which are not material to the evaluation of the business of the Group, are not shown.

(GBP) British pound.

ANNEXURE B

Principal investments at 31 March 2002

NAME OF COMPANY Incorporated in South Africa unless otherwise stated		LISTED 2002 SHARES HELD	LISTED 2002 EFFECTIVE INTEREST %	LISTED 2001 SHARES HELD	LISTED 2001 EFFECTIVE INTEREST %	UNLISTED 2002 SHARES HELD	UNLISTED 2002 EFFECTIVE INTEREST %	UNLISTED 2001 SHARES HELD	UNLISTED 2001 EFFECTIVE INTEREST %
Trade mark interests									
R&R Holdings Soc.An. – Luxembourg	(1)								
– ordinary shares						316 000	33.3	316 000	33.3
– debentures						870 516	33.3	870 516	33.3
– held by R&R Holdings Soc.An.:									
– British American Tobacco Plc. – UK (31.5%)	(1)		10.5		10.5				
Remgro-KWV Beleggings Limited	(2)					50	50.0	50	50.0
– held by Remgro-KWV Beleggings Limited:									
– Distell Group Limited (60%)			30.0		30.0				
Financial services									
RMB Holdings Limited	(1)	274 109 670	23.1	274 109 670	23.1				
– held by RMB Holdings Limited:									
– FirstRand Limited (32.8%)			7.6		7.6				
FirstRand Limited	(1)	507 636 856	9.3	507 636 856	9.3				
Sagecor (Pty) Limited	(1)					2 992	50.0	2 992	50.0
– held by Sagecor (Pty) Limited:									
– Sage Group Limited (17.7%)			8.9		9.0				
Sage Group Limited	(1)	10 724 315	7.1	10 724 315	7.3				
Universa (Pty) Limited	(1)								
– ordinary shares						7 875	39.4	7 875	39.4
– preference shares						2 705 643	35.5	2 705 643	35.5
– held by Universa (Pty) Limited:									
– ABSA Group Limited (22.9%)			9.4		9.5				
Industrial interests									
Air Products South Africa (Pty) Limited	(1)					4 500 000	50.0	4 500 000	50.0
Dorbyl Limited	(1)	14 058 346	42.6	14 058 346	41.4				
Henkel South Africa (Pty) Limited	(2)								
– ordinary shares						4 812 500	50.0	4 812 500	50.0
– preference ordinary shares						12 550 000	50.0	12 550 000	50.0
Lenco Holdings Limited	(1)		–		35.4				
– held by Lenco Holdings Limited:									
– Malbak Limited			–		5.0				
Malbak Limited	* (1)	276 742 707	58.0	233 454 540	48.9				
Total South Africa (Pty) Limited	(2)					15 500 000	34.4	15 500 000	34.4
Mining interests									
Gencor Limited	(2)	37 995 039	10.9	37 995 039	10.9				
Trans Hex Group Limited	(1)	35 215 000	35.2	35 215 000	42.7				
Other interests									
Medi-Clinic Corporation Limited	* (1)	178 577 982	52.3	178 577 982	51.1				
Business Partners Limited	#					28 696 220	16.0	28 696 220	16.0

Financial period:
(1) Twelve months to 31 March 2002
(2) Twelve months to 31 December 2001

\# Not an associated company.
* Medi-Clinic and Malbak: Temporarily over 50%.
UK – United Kingdom.
Details of investments which are not material to the evaluation of the business of the Group, are not shown.

ANNEXURE C

Significant associated companies – additional information

	RMB Holdings (Financial services)	FirstRand (Financial services)	ABSA Group Limited (Financial services)		R&R (Tobacco interests)	
	2002	2002	2002	2001	2002	2001
Effective interest	23.1%	9.3%	9.4%	9.5%	33 1/3%	33 1/3%
	Note 1 R million	*Note 1* R million	R million	R million	R million	R million
Carrying value of investments after writedown of goodwill	2 335	1 707	1 445	1 337	7 497	4 743
Share of retained equity income						
– Current year	204	395	108	183	2 754	2 985
Normal income	383	439	179	234	2 088	1 539
Dividends	(105)	(132)	(77)	(63)	(850)	(654)
Exceptional items and goodwill amortisation	(58)	(12)	(19)	–	(279)	1 891
Other changes in reserves and exchange rates	(16)	100	25	12	1 795	209
– Cumulative	204	395	1 205	1 097	7 497	4 743

Summarised financial information:	Per Interim Report 31/12/2001	Per Interim Report 31/12/2001	Per Annual Report 31/03/2002	31/03/2001	Per Annual Report 31/03/2002	31/03/2001
					Note 2	*Note 2*
Balance sheet						
Assets						
Net insurance related assets	–	3 676	–	–	–	–
Net advances, loans and bank related securities	1 510	26 292	1 241	8 955	–	–
Intangible assets	3 691	1 350	66	164	106 082	81 644
Property, plant and equipment and other	17	2 600	14 601	5 199	43 399	29 656
Investments and loans	6 642	2 258	3 972	3 003	12 738	8 304
Net current assets/(liabilities)	(6)	(10 494)	–	–	19 819	13 470
	11 854	25 682	19 880	17 321	182 038	133 074
Equity and liabilities						
Shareholders' funds and long-term debt	11 854	25 682	19 880	17 321	182 038	133 074

	12 months ended 31/12/2001	12 months ended 31/12/2001	12 months ended 31/03/2002	12 months ended 31/03/2001	12 months ended 31/03/2002	12 months ended 31/03/2001
					Note 3	*Note 3*
Income statement						
Headline earnings	1 661	4 691	1 888	2 446	6 264	4 844
Net profit for the year	1 410	4 575	1 686	2 442	5 427	11 140
Dividends paid	616	1 293	810	668	2 550	1 962

There are no loans to these associated companies.

Note 1: No comparative figures are presented for RMB Holdings Limited and FirstRand Limited as these investments were acquired effective 1 January 2001.

Note 2: In the audited balance sheet of R&R, its interest in British American Tobacco Plc (BAT) is only shown as a single item representing the carrying value thereof as an equity accounted associated company. So as to disclose more meaningful information, BAT's abridged balance sheet is presented above instead. This balance sheet is at 31 December as BAT has not included a balance sheet in its quarterly report to 31 March.

Note 3: Headline earnings and net profit for the year relates to the income statement of R&R which includes its share of the net profit of BAT.

ANNEXURE D

Information on business and geographical segments for the year ended 31 March 2002

	Trade mark interests R million	Financial services R million	Industrial interests R million	Mining interests R million	Corporate finance and other interests R million	CONSOLIDATED 2002 Total R million
BUSINESS SEGMENTAL ANALYSIS						
Revenue of the Company and its subsidiaries	895	339	6 849	96	262	8 441
Operating profit	–	2	589	1	166	758
Amortisation of goodwill						(138)
Exceptional items						(20)
						600
Taxation						172
Profit after taxation of the Company and its subsidiaries						428
Share of after-tax profit of associated companies						3 255
Profit from normal operations	2 168	944	305	306	158	3 881
Amortisation of goodwill						(276)
Exceptional items						(350)
Group profit after tax						3 683
Minority interest						151
Net profit for the year						3 532
Headline earnings	2 167	958	570	306	276	4 277
OTHER INFORMATION						
Segment assets	1	2 735	4 279	32	2 273	9 320
Investments in associated companies	8 116	5 487	2 110	690	555	16 958
						26 278
Taxation – Deferred						17
– Current						5
Consolidated total assets						26 300
Segment liabilities	–	–	1 157	–	9	1 166
Taxation – Deferred						95
– Current						47
Consolidated total liabilities						1 308
Additions to property, plant and equipment	–	–	185	–	–	185
Depreciation and amortisation	214	194	200	–	–	608

The interests of the Group have been classified into five main operating divisions/business segments – trade mark interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, trade and other receivables, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

	Revenue 2002 R million	Headline earnings 2002 R million	Total assets 2002 R million
South Africa	6 347	2 189	18 780
Abroad	2 094	2 088	7 498
	8 441	4 277	26 278

Total assets include assets and investments in associated companies, but exclude deferred tax assets and taxation paid in advance.

ANNEXURE D

Information on business and geographical segments for the year ended 31 March 2001

	Trade mark interests R million	Financial services R million	Industrial interests R million	Mining interests R million	Corporate finance and other interests R million	CONSOLIDATED 2001 Total R million
BUSINESS SEGMENTAL ANALYSIS						
Revenue of the Company and its subsidiaries	685	90	5 756	683	144	7 358
Operating profit	–	2	410	28	64	504
Amortisation of goodwill						–
Exceptional items						1 523
						2 027
Taxation						109
Profit after taxation of the Company and its subsidiaries						1 918
Share of after-tax profit of associated companies						4 765
Profit from normal operations	1 599	239	143	794	126	2 901
Amortisation of goodwill						(159)
Exceptional items						2 023
Group profit after tax						6 683
Minority interest						109
Net profit for the year						6 574
Headline earnings	1 598	241	364	823	169	3 195
OTHER INFORMATION						
Segment assets	–	2 766	3 807	182	1 608	8 363
Investments in associated companies	5 360	4 798	1 746	505	755	13 164
						21 527
Taxation – Deferred						9
– Current						18
Consolidated total assets						21 554
Segment liabilities	–	16	1 245	–	34	1 295
Taxation – Deferred						46
– Current						36
Consolidated total liabilities						1 377
Additions to property, plant and equipment	–	–	173	–	4	177
Depreciation and amortisation	155	1	179	–	–	335

The interests of the Group have been classified into five main operating divisions/business segments – trade mark interests, financial services, industrial interests, mining interests and corporate finance/other interests. Each segment represents the main business sector of the investments classified thereunder. No adjustment has been made where companies are mainly active in one sector but have also interests in other sectors.

Income and expenses, as well as the attributable portion of the income from associated companies are directly attributable to the segment.

Segment assets mainly include cash and cash equivalents, trade and other receivables, inventories, property, plant and equipment, intangible assets and other investments. Investments in associated companies, accounted for on the equity method, are stated separately.

Segment liabilities include all operating liabilities, except for taxation.

GEOGRAPHICAL SEGMENTAL ANALYSIS

The Group's interests can be divided into two main geographical areas, namely South Africa and abroad.

	Revenue 2001 R million	Headline earnings 2001 R million	Total assets 2001 R million
South Africa	5 452	1 656	16 784
Abroad	1 906	1 539	4 743
	7 358	3 195	21 527

Total assets include assets and investments in associated companies, but exclude deferred tax assets and taxation paid in advance.

ANALYSIS OF SHAREHOLDERS

at 31 March 2002

	Number of share-holders	% of share-holders	Number of shares	% of shares issued
DISTRIBUTION OF SHAREHOLDERS				
Ordinary shares				
Public shareholders	17 070	99.8	483 412 586	99.37
Non-public shareholders				
Directors and their associates	27	0.2	3 081 064	0.63
	17 097	100.0	486 493 650	100.00

	%	Number of shares
MAJOR SHAREHOLDERS		
Ordinary shares		
Public Investment Commissioner	11.45	55 700 682
Old Mutual Life Assurance Company SA	10.43	50 729 711
Other	78.12	380 063 257
	100.00	486 493 650
B ordinary shares		
Rembrandt Trust (Pty) Limited	100.00	

In terms of the principles of disclosure in accordance with section 140A(8)(a) of the Companies Act 61 of 1973, as amended, no other shareholder held an interest of more than 5% in your Company on 31 March 2002.

JSE Securities Exchange South Africa	2002	2001
Market capitalisation at 31 March (R million)	**30 649**	22 865
Price (cents per share)		
– 31 March	**6 300**	4 700
– Highest	**6 650**	5 550
– Lowest	**4 780**	3 850
Number of shares traded (000's)	**203 231**	78 267

ADDITIONAL INFORMATION (2002)

INSTITUTIONAL AND PRIVATE SHAREHOLDING IN REMGRO LIMITED


Private
16%
Institutional
84%

OVERSEAS AND LOCAL INVESTMENTS IN REMGRO LIMITED SHARES


Overseas
7%
South Africa
93%

ANALYSIS OF SHAREHOLDERS

at 31 March 2002

Interest of the directors in the issued capital of the Company

Ordinary shares

	Direct		Indirect			
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total	% of shares issued
31 March 2002						
P E Beyers	–	–	49 024	–	49 024	
W E Bührmann	26 745	–	10 782	–	37 527	
G D de Jager	1 740	–	–	–	1 740	
J W Dreyer	4 298	–	3 698	–	7 996	
P J Erasmus	38 730	–	–	–	38 730	
D M Falck	200	–	18 133	–	18 333	
P K Harris	–	–	57 118	–	57 118	
E de la H Hertzog	202 383	–	1 525 747	4 484	1 732 614	
E Molobi	174	–	–	–	174	
J F Mouton	–	–	20 000	–	20 000	
J A Preller	18 280	–	7 861	–	26 141	
Johann Rupert	–	–	270 001	–	270 001	
P G Steyn	51 474	–	635 596	–	687 070	
T van Wyk	29 992	–	18 004	–	47 996	
M H Visser	2 888	–	88 196	–	91 084	
	376 904	–	2 704 160	4 484	3 085 548	0.63%
31 March 2001						
P E Beyers	–	–	34 024	–	34 024	
W E Bührmann	174	–	37 353	–	37 527	
G D de Jager	1 000	–	–	–	1 000	
J W Dreyer	600	–	7 396	–	7 996	
P J Erasmus	38 730	–	–	–	38 730	
D M Falck	14 034	–	18 940	–	32 974	
E de la H Hertzog	163 512	21 603	1 551 610	5 352	1 742 077	
E Molobi	174	–	–	–	174	
J A Preller	10 418	–	15 723	–	26 141	
Johann Rupert	44 490	–	225 511	–	270 001	
P G Steyn	51 474	–	635 596	–	687 070	
T van Wyk	16 987	–	26 009	–	42 996	
M H Visser	2 888	–	88 196	–	91 084	
	344 481	21 603	2 640 358	5 352	3 011 794	0.62%

B ordinary shares

Mr Johann Rupert is a director of Rembrandt Trust (Pty) Limited which owns all the issued unlisted B ordinary shares.

Since the end of the financial year to the date of this report the interest of directors have increased by 28 600 ordinary shares.

SHARE TRANSACTIONS TOTALLY ELECTRONIC (STRATE)

The Company's shares were transferred to the new STRATE system of electronic settlement on 12 November 2001.

Shareholders who have not yet dematerialised their shares are advised to do so immediately, or at least before the closure of the Dispossessed Members Fund. It is not the intention of STRATE to continue with this fund after September 2002.

ADMINISTRATION

Secretary
M Lubbe (Mrs)

Business address and registered office
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch
7600

PO Box 456
Stellenbosch
7599

Transfer secretaries
Computershare Investor Services Limited
41 Fox Street
Johannesburg
2001

PO Box 61051
Marshalltown
2107

Auditors
PricewaterhouseCoopers Inc.

Listing
JSE Securities Exchange South Africa
Sector: Financial – Investment Companies

American depositary receipt (ADR) program
Cusip number 75956M107
ADR to ordinary share 1:1

Depositary:
The Bank of New York
620 Avenue of the Americas
New York NY 10011

Sponsor
Rand Merchant Bank Corporate Finance

Website
www.remgro.com

DATES OF IMPORTANCE TO SHAREHOLDERS

Financial year-end	31 March
Annual General Meeting	Tuesday, 27 August 2002
Financial reports	
Announcement of interim results	November
Interim report	December
Announcement of annual reports	June
Annual financial statements	July
Dividends	
Interim dividend	
– declared	November
– paid	January
Final dividend	
– declared	June
– paid	August

NOTICE TO SHAREHOLDERS

The 2002 Annual General Meeting of the Company will be held on Tuesday, 27 August 2002 at 15:30 in the Auditorium of the Oude Libertas Centre, Oude Libertas Road, Stellenbosch, to:

1. consider and approve the annual financial statements for the year ended 31 March 2002;

2. determine the directors' emoluments for the past financial year;

3. elect directors in the place of Messrs P E Beyers, W E Bührmann, J W Dreyer, T van Wyk, P K Harris, Dr E de la H Hertzog and Mrs J A Preller who retire in terms of the provisions of the Articles of Association. These directors are eligible and offer themselves for re-election;

4. consider and, if approved, pass the following resolutions with or without modification:

4.1 Special resolution number 1

"RESOLVED THAT the Board of Directors be authorised, up to and including the date of the next Annual General Meeting, to approve the purchase of shares in the Company by any subsidiary of the Company, provided that:

- the sponsor to the Company provides a letter on the adequacy of working capital in terms of section 2.14 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") prior to any repurchases being implemented on the open market of the JSE Securities Exchange South Africa ("JSE");
- the shares be purchased in the open market as defined by the JSE;
- the general authority shall not extend beyond 15 months from the date of this resolution;
- the general authority shall be limited to that percentage of the Company's issued share capital of that class, at the time the authority is granted, as the Listings Requirements may from time to time allow the Company to repurchase, provided that such percentage shall not exceed 20%;
- a paid press release giving such details as may be required in terms of the Listings Requirements be published when any subsidiary of the Company has cumulatively repurchased 3% of the shares in issue; and
- repurchases must not be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed,

and shall be subject to the provisions of the Companies Act 61 of 1973, as amended ("the Act") and the Listings Requirements."

Explanatory note on special resolution number 1

Special resolution number 1 is proposed to enable the Board of Directors, up to and including the date of the next Annual General Meeting, but will not extend beyond 15 months from the date of this resolution, to approve the purchase of shares in the Company by any subsidiary of the Company, subject to the provisions of the Act and the Listings Requirements.

The effect of special resolution number 1 will be that the Board of Directors will, up to and including the date of the next Annual General Meeting, be entitled to approve the purchase of shares in the Company by any subsidiary of the Company, subject to the provisions of the Act and the Listings Requirements.

4.2 Special resolution number 2

"RESOLVED THAT the Board of Directors be authorised, up to and including the date of the next Annual General Meeting, to approve the purchase of its own shares by the Company, provided that:

- the sponsor to the Company provides a letter on the adequacy of working capital in terms of section 2.14 of the Listings Requirements prior to any repurchases being implemented on the open market of the JSE;
- the shares be purchased in the open market as defined by the JSE;
- the general authority shall not extend beyond 15 months from the date of this resolution;
- the general authority shall be limited to that percentage of the Company's issued share capital of that class, at the time the authority is granted, as the Listings Requirements may from time to time allow the Company to repurchase, provided that such percentage shall not exceed 20%;
- a paid press release giving such details as may be required in terms of the Listings Requirements be published when the Company has cumulatively repurchased 3% of the shares in issue; and
- repurchases must not be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed;

and shall be subject to the provisions of the Act and the Listings Requirements."

Explanatory note on special resolution number 2

Special resolution number 2 is proposed to enable the Board of Directors, up to and including the date of the next Annual General Meeting, to approve the purchase of its own shares by the Company, subject to the provisions of the Act and the Listings Requirements.

The effect of special resolution number 2 will be that the Board of Directors will, up to and including the date of the following Annual General Meeting, be entitled to approve the purchase by the Company of its own shares, subject to the provisions of the Act and the Listings Requirements.

It is the intention of the Board of Directors that they may use such authority should prevailing circumstances (including the tax dispensation and market conditions) in their opinion warrant it.

The directors undertake that they will not implement any such repurchase in the period of this general authority unless:

- the Company and its subsidiary companies will be able, in the ordinary course of business, to pay its debts;
- the consolidated assets of the Company and its subsidiary companies would exceed the consolidated liabilities of the Company and its subsidiary companies, respectively, both assets and liabilities being fairly valued in accordance with the accounting policies used in the latest annual financial statements and with South African Statements of Generally Accepted Accounting Practice;
- the Company and its subsidiary companies will have adequate capital and reserves; and
- the working capital of the Company and its subsidiary companies will be sufficient for their requirements.

4.3 Ordinary resolution number 1

"RESOLVED THAT the ordinary shares of one cent each and the B shares of ten cents each in the authorised but unissued share capital of the Company be and are hereby placed under the control of the Board of Directors of the Company as a general authority in terms of section 221(2) of the Act, subject to the provisions of the Act and the

Listings Requirements until the next Annual General Meeting, for allotment and issue to such persons and on such conditions as the Board of Directors may deem fit."

4.4 Ordinary resolution number 2

"RESOLVED THAT the rules of the Company's share scheme be amended with effect from the past financial year end of the Company, by substituting the following clause for the existing clause 9:

9 CAPITALISATION ISSUES, SPECIAL DIVIDENDS AND UNBUNDLINGS

9.1 If an employee has accepted an offer, he shall be entitled to participate in any capitalisation issues, special dividends and unbundlings in respect of such interest.

9.2 Prior to delivery of any interest to a participant, the trustees are and shall be entitled to receive and retain any capitalisation shares, special dividends and the proceeds of any unbundlings in respect of such interest provided that:

9.2.1 the trustees shall deliver to the participant any capitalisation shares and special dividends and the proceeds of any unbundlings to which a participant would have been entitled if the interest in question had already been delivered to him, when the participant becomes entitled to delivery of the interest in question;

9.2.2 the participant shall be liable for the payment of any stamp duty payable as a result of the transfer of the capitalisation shares and the proceeds of the unbundlings.

9.3 If a participant's scheme shares have not been issued to the trustees at the time of a capitalisation issue or the payment of a special dividend or an unbundling, the directors shall be entitled to direct that the minimum time periods referred to in 4.1.2.1, 4.1.2.2 and 4.1.2.3 shall lapse and that the participant shall be entitled to delivery (by issue) of his scheme shares against payment of the purchase price.

9.4 For the purpose of this clause a special dividend means a dividend declared by the directors of the Company as a special dividend in addition to the ordinary dividend."

Explanatory note on ordinary resolution number 2

Ordinary resolution number 2 is proposed to amend the rules of the Company's share scheme to provide for special dividends.

5. transact such other business as may be transacted at an Annual General Meeting.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and speak and, at a poll, to vote in his/her stead. Such a proxy need not be a member of the Company.

By order of the Board of Directors.

M Lubbe
Secretary

Stellenbosch
19 June 2002

BRIEF GUIDELINES

for the use of the form of proxy and the voting instruction form

1. Remgro shareholders whose Remgro ordinary shares have not been dematerialised

1.1 If your Remgro ordinary shares have not been dematerialised, in other words if you are still the holder of a Remgro share certificate, you only have to complete the Form of Proxy if you wish to appoint a proxy to attend, speak and vote on your behalf at the Annual General Meeting.

1.2 If you plan on attending the Annual General Meeting in person or if you have no intention of voting at the Annual General Meeting, you do not have to complete the Form of Proxy.

1.3 Under no circumstances do you have to complete the Voting Instruction Form.

2. Remgro shareholders whose Remgro ordinary shares have been dematerialised

2.1 If your Remgro ordinary shares have been dematerialised, in other words if you no longer hold a Remgro share certificate, your decision on which form you will have to complete will depend on whether your dematerialised Remgro ordinary shares are registered in Remgro's electronic sub-register of members –

2.1.1 in your own name (so-called "own name registration"); or

2.1.2 in the name of your CSDP, broker or Computershare Custodial Services Limited in its capacity as your issuer-sponsored nominee ("Computershare").

2.2 In the case of own name registration you only have to complete the Form of Proxy if you wish to appoint a proxy to attend, speak and vote on your behalf at the Annual General Meeting. If you plan on attending the Annual General Meeting in person, or if you have no intention of voting at the Annual General Meeting, you do not have to complete the Form of Proxy. Under no circumstances do you have to complete the Voting Instruction Form.

2.3 If your dematerialised Remgro ordinary shares are registered in Remgro's electronic sub-register of members in the name of your CSDP, broker or Computershare and you wish to vote at the Annual General Meeting but do not want to or cannot attend the Annual General Meeting in person, you must complete the Voting Instruction Form. If you wish to attend the Annual General Meeting in person you must request your designated CSDP, broker or Computershare to provide you with the necessary authority to do so. Under no circumstances do you have to complete the Form of Proxy.

3. For comprehensive information regarding the completion of the Form of Proxy and the Voting Instruction Form please see the instructions contained in these forms.

Remgro
Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/6415/06)
(Share code: REM ISIN: ZAE000026480)
("The company")

FORM OF PROXY

for the year ended 31 March 2002

THIS FORM OF PROXY IS ONLY FOR USE BY:

1. REGISTERED MEMBERS WHO HAVE NOT YET DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES; AND

2. REGISTERED MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES AND ARE REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUB-REGISTER.*

* See explanatory note 3 overleaf

For completion by the aforesaid registered members who hold ordinary shares of the Company ("member") and who are unable to attend the 2002 annual general meeting of the Company to be held on Tuesday, 27 August 2002 at 15:30 in the Auditorium of the Oude Libertas Centre, Oude Libertas Road, Stellenbosch ("the Annual General Meeting").

I/We ____

being the holder/s of ______________________ ordinary shares in the Company, hereby appoint (see instruction 1 overleaf)

1. ____ or, failing him/her,

2. ____ or, failing him/her,

3. the Chairman of the Annual General Meeting, as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the Annual General Meeting of the Company and at any adjournment thereof, as follows (see note 2 and instruction 2 overleaf):

	Insert an "X" or the number of votes exercisable (one vote per ordinary share).		
	In favour of	Against	Abstain
1. Approval of annual financial statements			
2. Approval of directors' emoluments			
3. Election of directors			
4.1 Special resolution number 1			
4.2 Special resolution number 2			
4.3 Ordinary resolution number 1			
4.4 Ordinary resolution number 2			

Signed at ______________________ on ______________________ 2002

Signature/s ____

Assisted by me ____
(where applicable)

Please read the notes and instructions overleaf.

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a registered member of the Company.

2. Every member present in person or by proxy and entitled to vote at the Annual General Meeting of the Company shall, on a show of hands, have one vote only, irrespective of the number of shares such member holds. In the event of a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

3. Members registered in their own names are members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Custodial Services or Mercantile Bank as their Central Securities Depository Participant (CSDP) with the express instruction that their uncertificated shares are to be registered in the electronic sub-register of members in their own names.

Instructions on signing and lodging the form of proxy:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided overleaf, with or without deleting "the Chairman of the Annual General Meeting", but any such deletion must be initialled by the member. Should this space be left blank, the proxy will be exercised by the Chairman of the Annual General Meeting. The person whose name appears first on the form of proxy and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A member's voting instructions to the proxy must be indicated by the insertion of an "X", or, the number of votes exercisable by that member in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the Annual General Meeting, as he/she thinks fit in respect of all the member's exercisable votes. A member or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the member or by his/her proxy.

3. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

4. To be valid the completed forms of proxy must be lodged with the transfer secretaries of the Company, Computershare Investor Services Limited at 2nd Floor, Edura Building, 41 Fox Street, Johannesburg 2001, South Africa or posted to the transfer secretaries at PO Box 61051, Marshalltown 2107, South Africa, to be received by them not later than Friday, 23 August 2002 at 15:30 (South African time).

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the Chairman of the Annual General Meeting.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the Annual General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.

8. The Chairman of the Annual General Meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a member wishes to vote.

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/6415/06)
(Share code: REM ISIN: ZAE000026480)
("The company")

VOTING INSTRUCTION FORM

for the year ended 31 March 2002

THIS VOTING INSTRUCTION FORM IS ONLY FOR USE BY MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR REMGRO LIMITED ORDINARY SHARES AND ARE NOT REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUB-REGISTER.*

*** See explanatory note 1 overleaf**

For use in respect of the 2002 annual general meeting of the Company to be held on Tuesday, 27 August 2002 at 15:30 in the Auditorium of the Oude Libertas Centre, Oude Libertas Road, Stellenbosch ("the Annual General Meeting").

Members who have already dematerialised their Remgro Limited ordinary shares may use this form to advise their Central Securities Depository Participant (CSDP) or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority to do so.

I/We ____

being a member(s) of the Company who has/have dematerialised my/our shares in Remgro Limited do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting and at any adjournment thereof.

Voting instruction	The number of votes exercisable (one vote per ordinary share).		
	In favour of	Against	Abstain
1. Approval of annual financial statements			
2. Approval of directors' emoluments			
3. Election of directors			
4.1 Special resolution number 1			
4.2 Special resolution number 2			
4.3 Ordinary resolution number 1			
4.4 Ordinary resolution number 2			

Signed at ______________________ on ______________________ 2002

Signature/s ____

Assisted by me ____
(where applicable)

Please read the notes overleaf.

Notes:

1. Members who elected not to participate in the Issuer-Sponsored Nominee Programme and who appointed Computershare Custodial Services or Mercantile Bank as their CSDP with the express instruction that their uncertificated shares are to be registered in the electronic sub-register of members in their own names must complete the form of proxy.

2. Please indicate in the appropriate spaces above the number of votes to be cast. Each ordinary share carries the right to one vote.

3. All the votes need not be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.

4. Any alteration or correction made to this voting instruction form must be initialed by the signatory/ies.

5. When there are joint holders of shares, any one holder may sign the voting instruction form.

6. Completed voting instruction forms should be forwarded to the CSDP or broker through whom the ordinary shares have been dematerialised. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.

REMGRO BEPERK JAARVERSLAG 2002

INHOUD

Direksie	2
Hooftrekke – Finansiële resultate	3
Groepstruktuur	4
Sesjaar-gekonsolideerde finansiële oorsig	5
Algemene oorsig	6
Gemeenskapsdiens	12
Korporatiewe bestuur	15
Verklaring van verantwoordelikheid deur die raad van direkteure	17
Verklaring deur die maatskappysekretaris	17
Verslag van die onafhanklike ouditeure	18
Verslag van die raad van direkteure	19
Rekeningkundige beleid	25
Balansstate	28
Inkomstestate	29
State van veranderinge in ekwiteit	30
Kontantvloeistate	31
Aantekeninge by die finansiële jaarstate	32
Belangrikste filiaalmaatskappye – Bylaag A	52
Belangrikste beleggings – Bylaag B	53
Beduidende geassosieerde maatskappye – Bylaag C	54
Inligting oor sake- en geografiese segmente – Bylaag D	55
Ontleding van aandeelhouers	57
Sekuriteite transaksies totaal elektronies (STRATE)	59
Administrasie	59
Datums van belang vir aandeelhouers	60
Kennisgewing aan aandeelhouers	61
Bondige riglyne vir die gebruik van:	64
– Volmagvorm	Aangeheg
– Stemopdragvorm	Aangeheg

DIREKSIE

UITVOERENDE DIREKTEURE

M H VISSER (48) #
Ondervoorsitter en Hoofuitvoerende beampte
Diensjare by die groep: 22

W E BÜHRMANN (47) #
Beleggings
Diensjare by die groep: 15

D M FALCK (56) # *
Groepfinansies
Diensjare by die groep: 30

J A PRELLER (MEV) (52) #
Korporatiewe sake
Diensjare by die groep: 30

T VAN WYK (54) #
Beleggings
Diensjare by die groep: 12

Lid van die **uitvoerende komitee**
* Lid van die **ouditkomitee**
‡ Lid van die **vergoedingskomitee**

NIE-UITVOERENDE DIREKTEURE

JOHANN RUPERT (52) ‡
Voorsitter
Hoofuitvoerende beampte van
Compagnie Financière Richemont AG.

P E BEYERS (52)
Sakeman

G D DE JAGER (51)
Sakeman

J W DREYER (51)
Sakeman

P J ERASMUS (70) * ‡
Afgetrede sakeman

P K HARRIS (52) ‡
Hoofuitvoerende beampte: FirstRand Bank Groep.
Aangestel as direkteur op 28 November 2001.

E DE LA H HERTZOG (52)
Voorsitter: Medi-Clinic Korporasie Beperk.

E MOLOBI (57)
Voorsitter: Kagiso Trust Investment Company
(Eiendoms) Beperk.

J F MOUTON (55) * ‡
Voorsitter: PSG Groep Beperk en
PSG Beleggingsbank Beperk.

F ROBERTSON (47) * ‡
Voorsitter: The Lion of Africa Versekeringsmaatskappy
Beperk. Hoofuitvoerende beampte: Brimstone Investment
Corporation Beperk.

P G STEYN (68) *
Sakeman

HOOFTREKKE – FINANSIËLE RESULTATE

	2002	2001
WESENSVERDIENSTE	**R4 277 miljoen**	R3 195 miljoen
BASIESE VERDIENSTE – NETTO WINS VIR DIE JAAR	**R3 532 miljoen**	R6 574 miljoen
Aantal aandele uitgereik		
– Gewone aandele van 1 sent elk	**486 493 650**	486 493 650
– Ongenoteerde B-gewone aandele van 10 sent elk	**35 506 352**	35 506 352
Totaal	**522 000 002**	522 000 002
WESENSVERDIENSTE PER AANDEEL	**819.3c**	612.1c
BASIESE VERDIENSTE PER AANDEEL	**676.6c**	1 259.4c
Dividende per aandeel		
– Gewoon	**206.00c**	162.00c
– Spesiaal	**100.00c**	
Netto batewaarde per aandeel		
(toeskryfbaar aan eie lede)		
– teen boekwaarde	**R46.07**	R37.14
– met inagname van markwaardes/direkteurswaardasies van beleggings en genoteerde filiaalmaatskappye	**R89.50**	R64.32

Die vergelykende syfers vir die jaar geëindig 31 Maart 2001 is hersaamgestel. Verwys asseblief na die paragraaf "Vorige jaar aansuiwerings" in die verslag van die raad van direkteure.

GROEPSTRUKTUUR

op 31 Maart 2002

REMGRO BEPERK

HANDELSMERKBELANGE

British American Tobacco	11%
Distell Groep	30%

FINANSIËLE DIENSTE

FirstRand	9%
RAB Beherend	23%
ABSA Groep	9%
Sage Groep	16%

MYNBELANGE

Gencor	11%
Trans Hex Groep	35%

NYWERHEIDSBELANGE

Robertsons Holdings	72%
Transvaal Suiker	72%
Malbak	58%
Total SA	34%
Rainbow Chicken	56%
Dorbyl	43%
Air Products SA	50%
Wispeco	100%
Henkel SA	50%

KORPORATIEF EN ANDER BELANGE

Remgro Finansieringskorporasie	100%
Remgro Finance and Services	100%
Medi-Clinic Korporasie	52%

Persentasies verteenwoordig die groep se effektiewe direkte belange en is afgerond.

Bylaes A en B gee meer besonderhede oor filiaalmaatskappye en beleggings.

SESJAAR-GEKONSOLIDEERDE FINANSIËLE OORSIG

	2002 R miljoen	2001 R miljoen	2000 R miljoen *Pro forma*	1999 R miljoen *Pro forma*	1998 R miljoen *Pro forma*	1997 R miljoen *Pro forma*
Omset van die maatskappy en sy filiale	**8 441**	7 358	5 738	10 381	9 091	6 815
Bedryfswins	**816**	571	448	469	337	378
Finansieringskoste	**58**	67	36	65	95	103
Wins uit normale bedrywighede	**758**	504	412	404	242	275
Amortisasie van klandisiewaarde	**(138)**	–	–	–	–	–
Uitsonderlike items	**(20)**	1 523	202	(25)	(122)	307
	600	2 027	614	379	120	582
Belasting	**172**	109	100	114	119	99
Wins na belasting van die maatskappy en sy filiale	**428**	1 918	514	265	1	483
Belang in na-belaste wins van geassosieerde maatskappye	**3 255**	4 765	1 733	2 178	1 793	1 556
Wins uit normale bedrywighede	**3 881**	2 901	2 307			
Amortisasie van klandisiewaarde	**(276)**	(159)	(33)			
Uitsonderlike items	**(350)**	2 023	(541)			
Groepwins na belasting	**3 683**	6 683	2 247	2 443	1 794	2 039
Minderheidsbelang	**151**	109	76	107	36	107
Netto wins vir die jaar	**3 532**	6 574	2 171	2 336	1 758	1 932
Wesensverdienste rekonsiliasie:						
Basiese verdienste – netto wins vir die jaar	**3 532**	6 574	2 171	2 336	1 758	1 932
Plus/(minus) – gedeelte toeskryfbaar aan eie lede:						
– Amortisasie van klandisiewaarde	**414**	159	33	–	–	–
– Uitsonderlike items	**351**	(3 541)	333	23	96	(273)
– Netto oorskot, na belasting, met verkoop van eiendom, aanleg en toerusting	**(35)**	(6)	(29)	(20)	(2)	(2)
– Ander	**15**	9	–	–	–	–
Wesensverdienste	**4 277**	3 195	2 508	2 339	1 852	1 657
Totale getal aandele uitgereik ('000)	**522 000**	522 000	522 000	522 000	522 000	522 000
Wesensverdienste per aandeel (sent)	**819.3**	612.1	480.5	448.1	354.8	317.4
Basiese verdienste per aandeel (sent)	**676.6**	1 259.4	415.9	447.5	336.8	370.1
Dividende per aandeel (sent)						
– Gewoon	**206.00**	162.00	120.00	104.35	88.37	76.84
– Spesiaal	**100.00**			100.00		
Netto batewaarde per aandeel (Rand) (toeskryfbaar aan eie lede)						
– teen boekwaarde	**46.07**	37.14	24.05			
– met inagname van markwaardes/ direkteurswaardasies van beleggings en genoteerde filiaalmaatskappye	**89.50**	64.32	51.43			

Die pro forma vergelykende syfers in die inkomstestate hierbo verteenwoordig die syfers van Rembrandt Groep Beperk nadat aanpassings gemaak is vir die beleggings wat in terme van die herstrukturering in 2000 oorgedra is na VenFin Beperk en is op die geouditeerde Rembrandt Groep Beperk finansiële jaarstate gebaseer. Pro forma syfers vir die balansstate van daardie jare is nie beskikbaar nie.

Die 2000, 2001 en 2002 syfers ten opsigte van uitsonderlike items is nie vergelykbaar met dié van die vorige jare nie. Uitsonderlike items word vanaf 1999 voor belasting getoon terwyl dit tot en met 1998 as 'n na-belaste syfer gerapporteer is.

ALGEMENE OORSIG

Wesensverdienste het met 33.9% van R3 195 miljoen tot R4 277 miljoen gegroei.

GROEPRESULTATE

WESENSVERDIENSTE

Wesensverdienste het met 33.9% van R3 195 miljoen tot R4 277 miljoen gegroei. Die tabakbelange se bydrae het met 35.7% gestyg tot R2 088 miljoen. Hiervan is R427 miljoen aan die swakker rand toeskryfbaar. 48.8% van totale wesensverdienste was afkomstig uit tabak (2001: 48.2%).

Finansiële dienste is nou die tweede grootste bron van verdienste. Dit het R958 miljoen bedra, of 22.4% van totale wesensverdienste. Ingesluit in die bydraes van FirstRand Beperk en RAB Beherend Beperk, wat in totaal R821 miljoen bedra het, is 'n bedrag van R110 miljoen as gevolg van "abnormale" valutawinste in die ses maande tot 31 Desember 2001. ABSA Groep Beperk se bydrae het afgeneem, van R234 miljoen tot R179 miljoen, terwyl Remgro se belang in Sage Groep Beperk se resultate, gebaseer op Suid-Afrikaanse Standpunte oor Algemeen Aanvaarde Rekeningkundige Praktyk (AARP), negatief was ten bedrae van R42 miljoen.

Nywerheidsbelange se bydrae het ook verbeter, hoofsaaklik as gevolg van die herstel in die verdienste van Malbak Beperk, Dorbyl Beperk en Rainbow Chicken Beperk. Die bydrae van die mynbelange was laer as gevolg van die ruil in die vorige boekjaar van die belange in Billiton Plc en Gold Fields Beperk vir aandele in FirstRand Beperk en RAB Beherend Beperk. Beide Gencor Beperk en Trans Hex Groep Beperk het egter stewige vertonings gelewer.

BASIESE VERDIENSTE

Basiese verdienste het van R6 574 miljoen tot R3 532 miljoen afgeneem, hoofsaaklik weens die insluiting in die vorige jaar van 'n surplus van R1 371 miljoen met die verkoop van die belange in Billiton Plc en Gold Fields Beperk asook 'n surplus van R2 202 miljoen met betrekking tot die uitoefening deur R&R Holdings van sy verkoopopsie ten opsigte van een-helfte van die British American Tobacco Plc omskepbare aflosbare voorkeuraandele in Junie 2000. Toeskryfbare amortisasie van klandisiewaarde deur filiale en geassosieerde maatskappye was R255 miljoen hoër as dié van die vorige jaar.

TOESKRYFBARE KONTANTVERDIENSTE

Toeskryfbare kontantverdienste (wat die groep se belang in die netto inkomste deur geassosieerde maatskappye behou, uitsluit), voor uitsonderlike items en amortisasie van klandisiewaarde, het met 40.3% toegeneem, van R1 416 miljoen tot R1 986 miljoen of 380.5 sent per aandeel, hoofsaaklik as gevolg van 'n toename in dividende van geassosieerde maatskappye ontvang. Laasgenoemde het R1 508 miljoen bedra, vergeleke met R1 127 miljoen in 2000/2001, hoofsaaklik as gevolg van hoër dividende van R&R Holdings sowel as die dividende van FirstRand Beperk en RAB Beherend Beperk.

DIVIDENDE

Gewone dividende van 206 sent per aandeel is vir die jaar verklaar, teenoor 162 sent die vorige jaar. Dit verteenwoordig 'n styging van 27%. Die dividende is 4.0 keer deur wesensverdienste en 1.8 keer deur kontantverdienste gedek, teenoor 3.8 keer en 1.7 keer onderskeidelik die vorige jaar. Behalwe gewone dividende is 'n spesiale dividend van 100 sent per aandeel ook verklaar wat saam met die gewone dividende betaal sal word.

HANDELSMERKBELANGE

Bydrae tot wesensverdienste:

☞ R2 167 miljoen (2001: R1 598 miljoen)

☞ Styging 35.6%

Persentasie van wesensverdienste:

☞ 51% (2001: 50%)

Tabak

R&R HOLDINGS: Effektiewe belang 33⅓% (2001: 33⅓%)

Remgro se tabakbelange word verteenwoordig deur 'n een-derde aandeelhouding in R&R Holdings, Luxembourg (R&R). Die ander twee-derdes word deur Compagnie Financière Richemont AG (Richemont) gehou.

Gedurende die vergelykende periode het R&R sy verkoopopsie ten opsigte van die helfte van sy aandeelhouding in die voorkeuraandele van British American Tobacco Plc (BAT) uitgeoefen en sodoende is sy effektiewe belang in daardie maatskappy in Junie 2000 van 35.0% tot 31.58% verminder. Ingevolge die herstrukturering van Rembrandt Groep Beperk gedurende 2000, is die nie-tabakbates van R&R, insluitende die opbrengs van die genoemde aflossing, oorgedra na R&V Holdings Limited, Jersey (R&V), waarvan VenFin Beperk een-derde en Richemont twee-derdes hou. In R&R se resultate vir die vergelykende twaalf maande is die inkomste toeskryfbaar aan die BAT-voorkeuraandele wat afgelos is en ander nie-tabakbates, aan R&V toegedeel. In die tydperk onder oorsig het R&R sy effektiewe belang van 31.51% in BAT vir die volle twaalfmaande-tydperk geëkwiteer.

Soos verlede jaar, is R&R se belang in BAT se verdienste vir die twaalf maande tot 31 Maart 2002 gebaseer op die resultate vir die twaalfmaande-tydperk tot 31 Desember 2001 en aangepas om die resultate vir die kwartaal tot 31 Maart 2001 uit te skakel en die resultate vir die kwartaal tot 31 Maart 2002 in te sluit. Na uitskakeling van uitsonderlike items en amortisasie van klandisiewaarde, is R&R se bydrae tot Remgro se wesensverdienste soos volg saamgestel:

	2002 £ miljoen	2001 £ miljoen
Toeskryfbare inkomste soos gerapporteer deur BAT vir die jaar geëindig 31 Desember 2001	1 010	692
Min: toeskryfbare inkomste soos gerapporteer deur BAT vir die kwartaal geëindig 31 Maart 2001 (2001: tot 31 Maart 2000)	(226)	(75)
Plus: toeskryfbare inkomste soos gerapporteer deur BAT vir die kwartaal geëindig 31 Maart 2002 (2001: tot 31 Maart 2001)	229	226
Aansuiwerings:		
– om die amortisasie van klandisiewaarde uit te skakel	390	388
– om uitsonderlike items deur BAT gerapporteer, uit te skakel:		
– herstruktureringskoste voortvloeiend uit die samesmelting	51	81
– VSA- en Imasco-herstruktureringskoste	–	75
– ander	2	(35)
Aangesuiwerde toeskryfbare inkomste van BAT vir die jaar	**1 456**	1 352
R&R se deel van die aangesuiwerde toeskryfbare inkomste van BAT vir die tydperk 1 April 2000 tot 7 Junie 2000	–	80
R&R se deel van die aangesuiwerde toeskryfbare inkomste van BAT vir die twaalf maande tot 31 Maart 2002 (2001: 8 Junie 2000 tot 31 Maart 2001)	459	354
R&R se ander inkomste	3	4
	462	438
Min: Gedeelte toegedeel aan R&V Holdings	–	(11)
R&R se wesensverdienste vir die jaar geëindig 31 Maart	**462**	427
Remgro se 33⅓%-belang daarin	**154**	142
	R miljoen	R miljoen
Omgereken teen 'n gemiddelde £/R-koers van 13.5592 (2001: 10.8046)	**2 088**	1 539

BAT het 'n 15% markaandeel in die wêreld-sigaretmark en is die naasgrootste internasionale tabakmaatskappy. Buite die Verenigde State is hy die markleier en in Latyns-Amerika

beklee hy 'n indrukwekkende markposisie, asook stewige posisies in alle ander streke. Met 'n sterk en uitgebreide portefeulje van internasionale, streeks- en plaaslike handelsmerke beskik BAT oor 'n grondslag om sy visie van gevestigde leierskap in die wêreld-tabakbedryf te verwesenlik.

In die twaalf maande tot 31 Desember 2001 het besendings van BAT se internasionale handelsmerksigarette met 3% gegroei, hoewel die groep se totale verkoopsvolumes in ooreenstemming was met die vorige jaar op 807 miljard sigarette. Europa het goeie groei van 7% behaal, oorwegend in die markte van Sentraal- en Oos-Europa, maar dit is geneutraliseer deur klein dalings in ander streke. Ondanks plat verkoopsvolumes het die inkomste met 4% tot £12 039 miljoen toegeneem en is stygings in alle streke, met die uitsondering van die Asië/Stille Oseaangebied, aangeteken. Buiten die toename in verkoopsinkomste, het 'n verskuiwing in die mengsel van handelsmerke tot verbeterde bedryfswins en -marges gelei in vergelyking met die vorige jaar.

BAT se vernaamste wêreldhandelsmerke, Lucky Strike, Kent, Dunhill en Pall Mall, het 'n algehele groei van meer as 10% behaal, terwyl "ligte" mengsels met 11% gegroei het. Strategies is BAT steeds besig om sy handelsmerkmengsel na die meer winsgewende segmente van die tabakmark te skuif, te wete na internasionale en hoëprys-handelsmerke en die "ligte" sigaret-kategorie. Die uitwerking hiervan was gunstig ten opsigte van bedryfswins en -marges.

Verdienste per aandeel op 'n aangesuiwerde grondslag (na die uitskakeling van uitsonderlike items en die amortisasie van klandisiewaarde), wat volgens BAT die beste vergelykende maatstaf is van die maatskappy se vertoning, het met 9% toegeneem in BAT se finansiële jaar wat op 31 Desember 2001 geëindig het en met 10% in die kwartaal tot 31 Maart 2002.

WYN EN SPIRITUALIEË

DISTELL: Effektiewe belang 30.0% (2001: 30.0%)

Distell Groep Beperk (Distell) se bydrae tot Remgro se wesensverdienste het gestyg vanaf R59 miljoen in 2000/2001 tot R79 miljoen in 2001/2002. Hierdie het betrekking op Distell se twee agtereenvolgende ses maande periodes geëindig 31 Desember 2001.

Soos in die pers gerapporteer het die Mededingingsappèlhof op 27 November 2001 beslis dat kennisgewing van die samesmelting van Stellenbosch-Boerewynmakery Groep Beperk en Distillers Korporasie (SA) Beperk wel aan die Mededingingsowerhede gegee moet word. Distell het volledige kennisgewing van die samesmelting by die Mededingingsowerhede ingedien in ooreenstemming met die beslissing van die Suid-Afrikaanse Mededingingstribunaal. Daar word nou gewag op die bevinding van die Mededingingsowerhede oor die samesmelting self.

FINANSIËLE DIENSTE

Bydrae tot wesensverdienste:

- R958 miljoen (2001: R241 miljoen)
  - Styging R717 miljoen

Persentasie van wesensverdienste:

- 22% (2001: 8%)

FIRSTRAND en RABB

Soos verlede jaar gerapporteer het Remgro sy belange in FirstRand Beperk (FirstRand) en RAB Beherend Beperk (RABB) effektief op 1 Januarie 2001 bekom. Omdat daardie maatskappye Junie-jaareindes het, is hulle resultate vir die twaalf maande tot 31 Desember 2001 in Remgro se jaar onder oorsig geëkwiteer. Daar was geen bydrae in die vergelykende periode nie.

Vir die ses maande geëindig 31 Desember 2001 het FirstRand valuta-omskakelingswinste van R1 977 miljoen gerapporteer, waarvan R714 miljoen in sy inkomstestaat ingesluit is. R64 miljoen van dié winste was toeskryfbaar aan die rentekoersverskil tussen die rand en die valuta waarin FirstRand se oorsese bedrywighede plaasvind. Die balans van R650 miljoen is afsonderlik in FirstRand se wesensverdienste aangetoon. Remgro se deel van dié valuta-omskakelingswinste was R110 miljoen – R61 miljoen deur sy direkte belang in FirstRand, en R49 miljoen deur sy belang in RABB. Hierdie bedrae is ingesluit in Remgro se wesensverdienste.

FIRSTRAND: Effektiewe direkte belang 9.3%

FirstRand se direkte bydrae tot Remgro se wesensverdienste was R437 miljoen. Dit sluit uit die indirekte bydrae van FirstRand deur die belang in RABB.

In Maart vanjaar is aangekondig dat FirstRand Bank Beperk die kleinhandel residensiële verbandboek van BOE Beperk verkry het vir ongeveer R11.9 miljard. Op 17 Mei 2002 is aangekondig dat FirstRand Bank Beherend Beperk al die aandele in en eise teen Saambou Bank Beperk (Saambou) verkry het. Laasgenoemde transaksie, met 'n waarde van ongeveer R12.8 miljard het tot gevolg gehad dat FirstRand effektief die verpligtinge teenoor deposante oorgeneem het en ook die huisverbandboek van Saambou verkry het. Saam verhoog hierdie transaksies FirstRand se markaandeel van verbandlenings tot ongeveer 20%.

RABB: Effektiewe belang 23.1%

RABB se bydrae tot Remgro se wesensverdienste was R384 miljoen. Vir die twaalf maande geëindig 31 Desember 2001 was 92.3% van RABB se wesensverdienste afkomstig van FirstRand terwyl 7.7% deur RABB se ander belange bygedra is.

ABSA: Effektiewe belang 9.4% (2001: 9.5%)

ABSA Groep Beperk (ABSA) se bydrae tot Remgro se wesensverdienste was R179 miljoen (2001: R234 miljoen).

ABSA se resultate vir die jaar geëindig 31 Maart 2002 is wesentlik beïnvloed deur die verliese wat deur sy mikroleningsfiliaal, Unifer Beherend Beperk (Unifer), gely is. Dié verliese was die gevolg van 'n uitermatige groei in voorskotte, wat vererger is deur 'n ineenstorting van korporatiewe bestuur, administratiewe prosesse en interne beheermaatreëls by Unifer.

Hoewel ABSA slegs 61.1% van Unifer se aandele gehou het, is die omvang van ABSA se verlies vergroot deur sy besluit om Unifer se voortbestaan te verseker en die belange van deposante te beskerm. ABSA het gevolglik voorsiening gemaak vir 100% van die verliese wat Unifer se netto batewaarde oorskry het. Dit het 'n negatiewe uitwerking van R984 miljoen op ABSA se wesensverdienste teweeggebring.

SAGE: Effektiewe belang 16.0% (2001: 16.3%)

Sage Groep Beperk (Sage) se primêre finansiële verslagdoening is volgens die finansiële gesondheidsgrondslag en op dié grondslag het Sage se wesensverdienste van R232.6 miljoen in 2001 tot R180.6 miljoen gedaal. Bykomend rapporteer Sage ook volgens die Algemeen Aanvaarde Rekeningkundige Praktyk-grondslag. Op laasgenoemde grondslag het Sage 'n wesensverlies van R240.5 miljoen (2001: R55.3 miljoen wesensverdienste) gely. Remgro se deel van laasgenoemde wesensverlies was R42 miljoen (2001: R7 miljoen wesensverdienste).

NYWERHEIDSBELANGE

Bydrae tot wesensverdienste:

☞ R570 miljoen (2001: R364 miljoen)

☞ Styging 56.6%

Persentasie van wesensverdienste:

☞ 13% (2001: 11%)

HL&H: Effektiewe belang 72.4% (2001: 72.5%)

Hunt Leuchars & Hepburn Holdings Beperk (HL&H) se bydrae tot Remgro se wesensverdienste was R183 miljoen (2001: R145 miljoen).

In September 2001 is aangekondig dat Robertsons Holdings (Eiendoms) Beperk (Robertsons) en Unilever Plc (Unilever) 'n beginselooreenkoms gesluit het ingevolge waarvan beide beoog het om hulle belange in die bestaande gesamentlike onderneming tussen Robertsons en Bestfoods Europa te herstruktureer. Dié voorstel was 'n regstreekse gevolg van Unilever se verkryging van Bestfoods se wêreldwye belange.

Al die voorwaardes wat benodig was om die transaksie te implementeer, is nagekom en die nuwe Unilever Bestfoods Robertsons onderneming, waarin Robertsons 'n belang van 41% hou, het effektief op 1 April 2002 tot stand gekom. Met die verlening van hul goedkeuring het die Mededingingsowerhede vereis dat die vergrote Unilever Bestfoods Robertsons onderneming sekere handelsname vervreem.

ALGEMENE OORSIG

RAINBOW: Effektiewe belang 55.7% (2001: 55.9%)

Rainbow Chicken Beperk se bydrae tot Remgro se wesensverdienste was R86 miljoen (2001: R65 miljoen).

AIR PRODUCTS: Effektiewe belang 50% (2001: 50%)

Air Products South Africa (Eiendoms) Beperk (Air Products) se bydrae tot Remgro se wesensverdienste was R42 miljoen in vergelyking met R29 miljoen in 2000/2001. Hierdie het betrekking op Air Products se twee agtereenvolgende ses maande periodes geëindig 31 Maart 2002.

DORBYL: Effektiewe belang 42.6% (2001: 41.4%)

Dorbyl Beperk (Dorbyl) se bydrae tot Remgro se wesensverdienste was R47 miljoen (2001: R28 miljoen).

As deel van Dorbyl se rasionalisasiestrategie is verskeie bedrywighede gedurende die jaar vervreem, waarvan die verkoop van die metaalverhandelingsafdeling aan Kulungile Metals (Eiendoms) Beperk, die grootste was. Dié transaksie is op 21 Mei 2002 deur die aandeelhouers van Dorbyl goedgekeur.

TOTAL: Effektiewe belang 34.4% (2001: 34.4%)

Total South Africa (Eiendoms) Beperk (Total) het reële groei in verdienste vir die jaar tot Desember 2001 behaal. Total se kleinhandelsmarkaandeel het in 2001 toegeneem en doeltreffendhede het verbeter.

LENCO: Effektiewe belang 0% (2001: 35.4%)

Lenco Holdings Beperk (Lenco) het gedurende Mei 2001 sy belang in Malbak Beperk (Malbak) ontbondel en daarna, ingevolge 'n aanbod aan die minderheidsaandeelhouers, 'n volfiliaal van Lenco (Eiendoms) Beperk geword. Laasgenoemde is sedertdien in vrywillige likwidasie geplaas en die bates is tussen die twee aandeelhouers van Lenco (Eiendoms) Beperk op so 'n wyse verdeel dat Remgro Malbak aandele gekry het en die ander aandeelhouer al die aandele in Lenco.

Remgro het nie meer 'n belang in enige van die Lenco maatskappye nie.

MALBAK: Effektiewe belang 58.0% (2001: 48.9%)

Malbak se bydrae tot Remgro se wesensverdienste was R101 miljoen in vergelyking met R57 miljoen in 2000/2001. Dit verteenwoordig 'n toename van 77.2%.

Remgro se direkte belang in Malbak het as gevolg van die likwidasie van Lenco (Eiendoms) Beperk en verdere verkrygings, met 9.1% verhoog tot 58.0%. Malbak en Nampak Beperk (Nampak) het op 2 November 2001 aangekondig dat onderhandelinge tussen dié twee maatskappye plaasvind rakende 'n moontlike samesmelting. Sedertdien is 'n ooreenkoms bereik dat Nampak, onderhewig aan sekere opskortende voorwaardes, 'n formele aanbod aan Malbak-aandeelhouers sal maak ter verkryging van hulle totale aandelebelang in Malbak.

Die transaksie is op 19 Junie 2002 deur die Mededingingstribunaal goedgekeur onderhewig daaraan dat die saamgesmelte onderneming sy belegging in Kohler se Bubblepackinsuleringsmasjinerie verkoop. Remgro se belang in die nuwe saamgesmelte onderneming sal verwater tot benede 20%.

WISPECO: Effektiewe belang 100% (2001: 100%)

Wispeco Holdings Beperk (Wispeco) se bydrae tot Remgro se wesensverdienste was R27 miljoen (2001: R17 miljoen). Gedurende die jaar het Wispeco sy posisie as een van die hoofverskaffers van alluminium-uitpersprodukte versterk deur onder meer die bates (onder likwidasie) van Metallumin/Almar te verkry.

MYNBELANGE

Bydrae tot wesensverdienste:

- R306 miljoen (2001: R823 miljoen)
  - Afname R517 miljoen

Persentasie van wesensverdienste:

- 7% (2001: 26%)

Die bydrae van die mynbelange het afgeneem weens die ruil van al Remgro se aandele in Billiton Plc en Gold Fields Beperk vir die belange in FirstRand en RABB in Januarie 2001.

GENCOR: Effektiewe belang 10.9% (2001: 10.9%)

Gencor Beperk (Gencor) se bydrae tot wesensverdienste was R231 miljoen (2001: R186 miljoen). Dit verteenwoordig 'n toename van 24%. Dié syfers het betrekking op Gencor se twaalf maande tot 31 Desember 2001.

GFSA: Effektiewe belang 18.2% (2001: 18.2%)

Soos in verlede jaar se oorsig genoem, het Gold Fields of South Africa Beperk (GFSA) gedurende Februarie 2001 'n likwidasiedividend van 85 sent per aandeel aanbeveel, waarvan 70 sent per aandeel aan aandeelhouers betaal is. Die oorblywende 15 sent per aandeel is teruggehou om moontlike kostes te dek wat voortspruit uit 'n eis teen GFSA. Indien dié aangeleentheid ten gunste van GFSA beslis word, sal die teruggehoue fondse as finale likwidasiedividend aan aandeelhouers betaal word, waarna GFSA gelikwideer sal word.

Vanweë die likwidasieproses het Remgro vir die jaar onder oorsig geen inkomste van GFSA verantwoord nie. GFSA se bydrae tot Remgro se wesensverdienste in die vorige jaar was R34 miljoen.

TRANS HEX: Effektiewe belang 35.2% (2001: 42.7%)

Trans Hex Groep Beperk (Trans Hex) se bydrae tot Remgro se wesensverdienste was R75 miljoen (2001: R54 miljoen).

Die uitreiking deur Trans Hex van die 16 miljoen onversekerde 13.5% deelnemende verpligte omskepbare skuldbriewe aan Mvelaphanda Diamonds (Eiendoms) Beperk (Mveplaphanda) is einde Februarie 2002 afgehandel. Saam met Mvelaphanda se huidige aandeelhouding bring dit hul effektiewe belang in Trans Hex op ongeveer 19.4% te staan. Mvelaphanda het ook 'n opsie om 5 miljoen Trans Hex-aandele van Remgro te bekom, wat Remgro se belang verder kan verwater tot 30.2%.

KORPORATIEWE FINANSIES EN ANDER BELANGE

Bydrae tot wesensverdienste:

- R276 miljoen (2001: R169 miljoen)
  - Styging 63.3%

Persentasie van wesensverdienste:

- 7% (2001: 5%)

KORPORATIEF: Effektiewe belang 100% (2001: 100%)

Die sentrale tesourie-afdeling se bydrae tot Remgro se wesensverdienste het toegeneem van R84 miljoen tot R143 miljoen. Dit is hoofsaaklik toe te skryf aan hoër kontantbronne as die vorige jaar.

Netto korporatiewe koste, donasies ingesluit, het met R1 miljoen gedaal van R60 miljoen in 2001 tot R59 miljoen in 2002.

MEDI-CLINIC: Effektiewe belang 52.3% (2001: 51.1%)

Medi-Clinic Korporasie Beperk (Medi-Clinic) se bydrae tot Remgro se wesensverdienste was R158 miljoen (2001: R126 miljoen).

Gedurende die jaar onder oorsig het Medi-Clinic 9 miljoen van sy aandele op die JSE Sekuriteitebeurs Suid-Afrika teruggekoop teen ongeveer R60 miljoen. Hierdie aandele word in tesourie gehou en 399 700 daarvan is reeds aangewend ingevolge sy aandele-opsieskema.

ERKENNING

Aan almal wat die afgelope jaar tot die sukses van die groep bygedra het, dra ons ons hartlike dank oor: aan die aandeelhouers vir hul volgehoue vertroue; die besturende direkteure en alle kollegas in die onderskeie groepmaatskappye vir hul samewerking en ondersteuning; alle ander direkteure, amptenare en werknemers vir hul toewyding en ander belanghebbendes vir dienste gelewer.

Ons verwelkom Paul Harris wat op 28 November 2001 tot die direksie van hierdie maatskappy toegetree het.



Johann Rupert



Thys Visser

Stellenbosch

19 Junie 2002

GEMEENSKAPSDIENS

"Die beste definisie wat ek van 'n besigheid gehoor het, is dat dit 'n instansie is wat die gemeenskap eerbaar teen 'n wins dien."
– Dr Anton Rupert

By 'n kort oorsig van die maatskappy se betrokkenheid by enkele gemeenskapsinisiatiewe, word hulde gebring aan diegene wat soveel van hul tyd en energie gee in belang van 'n beter toekoms vir die mense van ons land.

Ons dra graag met dank die toekenning wat die maatskappy onlangs van die Birmingham International Festival ontvang het aan hierdie mense op. Die *Crystal Crown*-toekenning wat in April aan Remgro en twee ander Suid-Afrikaanse maatskappye oorhandig is, is toegeken *uit erkenning vir korporatiewe voortreflikheid en sosiale verantwoordelikheid teenoor die mense van Suid-Afrika*.

Vervolgens 'n kort oorsig van projekte en instansies waarby die maatskappy tans betrokke is:

ENTREPRENEURSKAP EN OPLEIDING

Die afgelope twee jaar het Remgro en VenFin kragte saamgespan en 'n aansienlike hupstoot aan twee belangrike opvoedkundige en werkskeppende inisiatiewe gegee: die SA *Kollege vir Toerisme* op Graaff-Reinet en die *Suider-Afrikaanse Natuurlewekollege* naby die grens van die Kruger Nasionale Park. Die twee maatskappye het saam 'n lening van R30 miljoen aan hierdie projekte beskikbaar gestel.

SA Kollege vir Toerisme – is in 2001 as 'n artikel 21-maatskappy gestig deur die Rupert Gesinstigtings in vennootskap met internasionale agentskappe en donateurs wat die visie deel van volhoubare ekonomiese ontwikkeling in die landelike gebiede van Suider-Afrika deur middel van die vestiging van transnasionale bewaringsgebiede.

Die kollege, geleë by die Panorama Gastehuis op Magasynheuwel, wat uitkyk oor Graaff-Reinet en grens aan die wild- en natuurreservaat van die dorp, is die eerste opleidingsentrum in Suider-Afrika wat hoofsaaklik fokus op bedryfs- en bestuursvaardigheidsopleiding vir die gastehuisbedryf.

Die kollege beoog om jaarliks minstens 40 persone, verkieslik swart vroue in die ouderdomsgroep 25 – 35 uit landelike gebiede, op te lei as bestuurders en eienaars van klein verblyfeenhede ten einde die verwagte toename in toeriste na transnasionale parke in Suider-Afrika te hanteer.

Die kollege het in Junie 2001 geopen met 20 studente as deel van 'n loodsprogram. Die studente, almal vroue van voorheen benadeelde gemeenskappe in Suider-Afrika en almal beursontvangers, het hul opleiding in November voltooi. In ooreenstemming met die strewe van die Vredesparkstigting het die kollege vanjaar drie studente uit Lesotho en vier uit Namibië aanvaar uit 'n totaal van 30 studente vir die kursus wat in Februarie begin het.

Suider-Afrikaanse Natuurlewekollege – bewaring in Suider-Afrika het op 25 Oktober verlede jaar nuwe stukrag gekry met die stigting van die *Suider-Afrikaanse Bewaringsopleidingstrust*. Die stigting het saamgeval met die vierde diplomaplegtigheid vir studente van die Suider-Afrikaanse Natuurlewekollege.

Tydens die stigtingseremonie is bekend gemaak dat Remgro en VenFin gesamentlik as borg toegetree het in die berghaan-kategorie van die trust met 'n skenking van R1 miljoen. Die mikpunt van die trust is om R60 miljoen in te samel, waarvan die plaaslike teiken sowat 20% is.

Die hoofdoelwit van hierdie multimiljoen-kapitaaltrustfonds is om befondsing vir opvoeding en onderrig in natuurbewaringsbestuur aan die SA Natuurlewekollege te verskaf, sowel as aan ander instellings met soortgelyke oogmerke. Hierdeur sal 'n belangrike bydrae gelewer word om die kundigheidsvlak in omgewingsbewaring in Suider-Afrika aansienlik te verbreed.

Verlede jaar het 41 studente, van sover as Kameroen, aan die kollege gegradueer en kon hulle teruggaan om as opgeleide bestuurders die biodiversiteit van bewaringsgebiede in Suider-Afrika volhoubaar te bestuur en hul kennis terug te ploeg in 'n gebied wat waarskynlik die grootste toerisme-potensiaal ter wêreld het.

Scimathus – is 'n intensiewe ná-matriekprogram wat deur die Universiteit van Stellenbosch aangebied word om aan 'n

uitgesoekte groepie studente die kans te bied om vir universiteitstoelating in sekere rigtings te kwalifiseer. Saam met VenFin het Remgro net meer as 'n halfmiljoen rand oor drie jaar bewillig vir dié program.

Die studente wat in 2001 die eerste keer aan die program deelgeneem het, het uit skole met historiese agterstande in die Stellenbosch-omgewing gekom. Daar was twee groepe: een bestaande uit 18 studente wat op wiskunde en natuurwetenskappe gekonsentreer het en die ander groep van 17 wat op wiskunde en rekeningkunde gefokus het.

Die studente het aan die einde van die jaar die nasionale matriekeksamen in hul onderskeie vakke geskryf en sommige van hulle het toegang tot die Universiteit van Stellenbosch (US) en ander tersiêre inrigtings gekry.

Ondanks die beperkte mate van sukses, is die US oortuig daarvan dat die program potensiaal het en word die eerste jaar as 'n waardevolle leerervaring vir almal beskou. Die 2002-program volg dieselfde patroon as die vorige jaar s'n, met die uitsondering dat 'n groep van 20 studente verder weg van Stellenbosch ingesluit en verblyf aan hulle verskaf word.

OMGEWING

WWF-Suid-Afrika – as korporatiewe lid ondersteun Remgro die werksaamhede van hierdie bewaringsorganisasie. Noemenswaardige projekte die afgelope jaar het die volgende ingesluit:

- Die eerste hangplankpad in 'n woud in Suider-Afrika is bekend gestel as deel van 'n ekotoerisme-projek vir landelike mense wat deur WWF geborg word. Die 125 meter lange plankpad deur die blaredak van bome in die Dlinza-woud naby Eshowe in KwaZulu-Natal bied 'n wye uitsig en lei tot 'n 20 meter hoë staaluitsigtoring waar die besoeker begroet word deur 'n ongelooflike uitsig oor die bos tot by die Indiese Oseaan ver onder. Die projek is geborg deur die Sappi/WWF Woud- en Vleilandonderneming.
- 'n Ruim bemaking aan WWF-Suid-Afrika het die organisasie in staat gestel om twee belangrike eiendomme vir bewaring te bekom. Een hiervan lê op die wal van die Gouritzrivier in die Klein-Karoo en is die eerste kerneiendom vir die daarstelling van die beoogde reusagtige Gouritz-reservaat.
- 'n Betekenisvolle publikasie oor die uitwerking van klimaatsverandering in Suid-Afrika, medebefonds deur WWF-SA, is deur die Nasionale Botaniese Instituut gepubliseer. *The heat is on* gee die eerste omvattende oorsig van die effek van klimaatsverandering op die biologiese rykdomme van Suid-Afrika. Dit sal 'n belangrike rol speel in die aanbieding van die land se omgewingstatus by die Wêreldberaad oor Volhoubare Ontwikkeling wat in November gehou word.
- Die Groen Trust, 'n vennootskap tussen WWF-SA en Nedbank, het dit moontlik gemaak om die inisiatief van die Ekangala Graslandtrust te loods waarvolgens 'n grasland-biosfeerreservaat van een miljoen hektaar in Mpumalanga ontwikkel gaan word. Suid-Afrika se gematigde grasland-ekostreek is een van die Globale 200 Ekostreke wat deur WWF as van die belangrikste gebiede ter wêreld vir die bewaring van biodiversiteit beskou word.

KULTURELE ONTWIKKELING

Klein Karoo Nasionale Kunstefees (KKNK) – vir die tweede jaar is 'n bydrae tot die ontwikkelingsaspek van die fees gemaak. Remgro kom uit 'n tradisie waar kuns sedert die vroegste jare ingespan is om in 'n land met diverse kulture, begrip en waardering vir mekaar se geestesgoedere te kweek.

Meer as 40 jaar gelede in 1960 was die maatskappy al betrokke by 'n suksesvolle landwye kompetisie om belangstelling in kuns by die jeug onder alle bevolkingsgroepe aan te wakker. As borg van die KKNK is Remgro opgewonde oor hierdie uitstalvenster vir die uitvoerende kunste wat oor die jare so mooi gegroei het.

In Suid-Afrika het kuns, in al sy uitdrukkingsvorme, 'n uitsonderlike, maar tot nog toe grootliks onontginde, vermoë om brûe van goedgesindheid oor kleur- en kultuurgrense te bou. Die KKNK is 'n belangrike werkwinkel vir die verwesenliking van hierdie ideaal.

Kunsstigting Rembrandt van Rijn – hierdie stigting, wie se doel dit is om plaaslike en internasionale produksies op die gebied van die beeldende kuns meer toeganklik vir plaaslike en oorsese kunsliefhebbers te maak, word administratief deels deur die maatskappy ondersteun.

'n Tentoonstelling van 41 skilderye deur die kunstenaar Townley Johnson, uit 'n versameling van die Kunsstigting, is reeds sedert Oktober 2000 op 'n uitgebreide toer in die buiteland. Dit het reeds Zug, Switserland, Berlyn en Lübeck in Duitsland en Linz, Oostenryk aangedoen.

Hierdie skilderye, wat naskilderings is van die San (Boesman) rotstekeninge in Suider-Afrika, wek groot belangstelling oorsee en die tentoonstellings is al deur sowat 45 000 mense besoek.

GEMEENSKAPSDIENS

Stellenboschfees – Stellenbosch se Musiek- en Kunstefees is in September 2001 die 14de keer suksesvol aangebied. Remgro en VenFin het die openingskonsert, wat aan 'n voormalige werknemer, wyle mnr Dries Smit, opgedra was, geborg. Mnr Smit was 'n medestigter van die Stellenboschfees.

Die klem van die fees het op klassieke en tradisionele musiek geval, met verskeie kinder- en jeugprogramme, asook deelname deur die plaaslike gemeenskap. Aanbiedings deur drie plaaswerker-teatergroepe uit die omgewing, hoërskoolleerlinge van Kayamandi en die Straatfees was baie gewild en het goeie ondersteuning geniet.

SPORTONTWIKKELING

SA Gholfontwikkelingsraad (SAGOR) – hierdie inisiatief, waarvan die administratiewe koste sover ten volle deur Remgro en VenFin gedra is, was verlede jaar een van die mees suksesvolle ontwikkelingsprojekte in Suid-Afrika, volgens 'n markopname wat deur Sanlam gedoen is.

Borgskappe deur Sanlam en Mercedes-Benz het SAGOR in staat gestel om in verskeie streke, waaronder die Grens, Vrystaat, Gauteng, KwaZulu-Natal en die Wes-Kaap, projekte vir kinders in mindergegoede gemeenskappe aan die gang te sit. In die proses is werk vir 10 koördineerders en 29 afrigters geskep, terwyl meer as 2 200 kinders op die databasis van SAGOR geregistreer is.

GEMEENSKAPSONTWIKKELING

Ikamva Labantu – toe Remgro saam met VenFin in 2000 hierdie gemeenskapsorganisasie as oorkoepelende liefdadigheidsprojek gekies het om te ondersteun, was dit nie in 'n poging om aan 'n nuwe inisiatief momentum te gee nie, maar eerder om ondersteuning te gee aan 'n groep toegewyde mense wat meer as 30 jaar gelede hul gewig ingegooi het om in van die armste gemeenskappe in die land 'n verskil aan mense se lewensgehalte te maak.

Ikamva Labantu is 'n projek wat soos 'n handskoen pas by die filosofie wat Remgro as erfenis van die voormalige Rembrandt-groep ontvang het. *Help ander om hulself te help,* is 'n leuse wat reeds vir 'n halfeeu die kern vorm van die maatskappy se benadering tot dienslewering aan hulpbehoewende gemeenskappe.

Ikamva Labantu leef hierdie filosofie daagliks prakties uit in die meer as 1 000 gemeenskapsprojekte wat onder sy bestuur staan. Uit erkenning vir sy prestasies is Ikamva in 1998 deur die Mandela-regering gevra om as leiervennoot op te tree van 'n loodsprojek om 'n nuwe befondsingsbeleid vir sosiale dienste in Suid-Afrika daar te stel en te toets.

Jeugontwikkeling, bejaardesorg, spesiale programme vir gestremdes en die skep van veilige toevlugsoorde vir haweloses is van die belangrikste terreine waaraan Ikamva Labantu aandag skenk.

Stigting vir Orgaanskenkers van SA – spoed is van deurslaggewende belang wanneer lewegewende organe vervoer moet word. In hierdie verband het die personeel van Falconair, wat by vier geborgde vlugte per jaar betrokke is, hul andermaal onderskei deur die flinke diens wat gelewer is. Baie lewens is al deur hierdie diens gered, waarvoor daar allerweë groot waardering is.

NSRI, Plettenbergbaai – 'n besondere verbintenis met die Nasionale Seereddingsinstituut se Stasie 14 op Plettenbergbaai is onlangs hernieu toe 'n beduidende skenking aan hierdie stasie gemaak is. Die skenking het gevolg op die flinke optrede van die vrywillige bemanning van Stasie 14 wat waarskynlik vroeg vanjaar die lewe van die seun van die maatskappy se hoofuitvoerende beampte gered het.

Die tragiese ongeluk van 'n maatskappyvliegtuig 16 jaar gelede in 1986, waarin onder andere 'n HL&H-direkteur, mnr Ian Hepburn, gesterf het, het aan die NSRI op Plettenbergbaai sy hoofreddingsboot besorg. Ter nagedagtenis aan haar pa, het mnr Hepburn se dogter destyds geld geskenk vir die aankoop van die boot, wat die *Ian Hepburn* gedoop is.

Remgro en VenFin se gesamentlike skenking is in Stasie 14 se kapitaalfonds gestort en sal moontlik aangewend word om die 14 jaar oue reddingsboot mettertyd te vervang.

Mosambiek – oorstromings wat die vorige jaar sy tol geëis in hierdie buurland het aanleiding gegee tot vertoë om hulp deur mev Graca Machel, uitvoerende voorsitter van die *Stigting vir Gemeenskapsontwikkeling, Mosambiek*. Remgro en VenFin het gereageer op hierdie oproep met 'n gesamentlike skenking van R1 miljoen. Hierdie geld word vir 'n verskeidenheid gemeenskapsbehoeftes aangewend.

KORPORATIEWE BESTUUR

Remgro is 'n langtermynbelegger wat strategiese verbintenisse op 'n vennootskapsgrondslag aangaan en hom beywer om waarde toe te voeg.

Die maatskappy onderskryf die beginsels van die King-verslag se Kode van Korporatiewe Praktyke en Gedrag. Verskeie projekte is reeds van stapel gestuur om te verseker dat daar aan die aangepaste vereistes, vervat in die King 2 verslag, voldoen word.

KORPORATIEWE STRUKTUUR

Die maatskappy is 'n beleggingshouermaatskappy.

Filiale wat nie ten volle besit word nie, is meestal genoteerde maatskappye met onafhanklike direksies, waar hierdie maatskappy op 'n nie-uitvoerende grondslag verteenwoordig word. Ander beleggings in nie-filiale sluit genoteerde en ongenoteerde maatskappye in wat nie deur hierdie maatskappy beheer word nie en meestal geassosieerde maatskappye is op grond van beduidende invloed en direksieverteenwoordiging.

Die maatskappy is dus hoofsaaklik toegespits op beleggingsbestuur en die verskaffing van steun eerder as op die van dag tot dag bestuur van besigheidseenhede van maatskappye waarin belê is. Die maatskappy is 'n langtermynbelegger wat strategiese verbintenisse op 'n vennootskapsgrondslag aangaan en hom beywer om, waar moontlik, waarde toe te voeg.

Al die maatskappy se genoteerde filiale en geassosieerde maatskappye onderskryf die Kode van Korporatiewe Praktyke en Gedrag. Die maatskappy moedig die volle nakoming van die Kode, waar moontlik, aan en openbaarmaking waar dit nie moontlik is nie.

DIREKSIE

Die direksie, wat minstens ses keer per jaar vergader, bestaan uit sestien direkteure, waarvan elf nie-uitvoerend is. Besonderhede oor die direkteure verskyn op bladsy 2 van die jaarverslag.

Die nie-uitvoerende voorsitter van die direksie is mnr Johann Rupert.

DIREKSIEKOMITEES

Die maatskappy het 'n uitvoerende komitee wat tussen direksievergaderings byeenkom om aandag te skenk aan sake wat deur die direksie gedelegeer is.

Die ouditkomitee, wat uit vier nie-uitvoerende en een uitvoerende direkteur bestaan, vergader vier keer per jaar om aandag te skenk aan sake wat verband hou met risikobestuur en interne beheer, insluitende interne en eksterne oudit, asook rekeningkundige beleid en finansiële rapportering binne die mandaat wat deur die direksie verskaf is. Die komitee het 'n nie-uitvoerende direkteur as voorsitter en vergaderings word deur die hoofuitvoerende beampte sowel as eksterne en interne ouditeure bygewoon.

Die vergoedingskomitee bestaan uit vyf nie-uitvoerende direkteure.

DIENSMAATSKAPPY

'n Ooreenkoms is aangegaan met 'n diensmaatskappy, M&I Bestuursdienste (Eiendoms) Beperk (M&I), om bestuurs- en ondersteunende dienste aan Remgro te verskaf. Die aandeelhouers van M&I is werknemers van M&I, wat al die uitgereikte gewone aandele besit. Rembrandt Trust (Eiendoms) Beperk besit al die "A" gewone aandele van M&I. Die "A" gewone aandele het slegs stemreg, maar het geen regte tot die inkomste of bates van M&I nie.

Remgro betaal fooie aan M&I wat die oorhoofse koste ten opsigte van die bestuur van Remgro dek. Hierdie fooie sal nie 0.463% per jaar van die markkapitalisasie van Remgro, bereken op 'n gemiddelde maandelikse basis, oorskry nie. Hierde persentasie mag nie oorskry word sonder dat 75% van alle klasse aandeelhouers van Remgro daartoe instem nie. Die fooie vir die afgelope jaar word in aantekening 14 tot die finansiële jaarstate aangedui.

DIENSBILLIKHEID

Die diensmaatskappy, M&I, streef daarna om, in ooreenstemming met die Wet op Diensbillikheid, aan alle

KORPORATIEWE BESTUUR

werknemers die geleentheid te bied om hulle volle potensiaal te verwesentlik.

'n Gidskomitee en verskeie Werkgroepe is saam met M&I se bestuur betrokke by die bepaling van opleiding- en ontwikkelingsbehoeftes, asook by die implementering en monitor van 'n arbeidsplan. Aandag word veral gegee aan dié groepe wat om historiese redes 'n agterstand mag hê.

Die diensmaatskappy glo dat die gehalte van sy personeel 'n belangrike volhoubare mededingende voordeel is, wat hy het. Daarom glo hy dat sy sukses nie in die eenvormigheid van sy personeel lê nie, maar in die verskeidenheid en die ontwikkeling van hul kollektiewe vaardighede. Daarvoor sal altyd ruimte en geleenthede geskep word.

Risikobestuur

Die raad het as deel van sy risikobestuursverantwoordelikhede, die instandhouding van 'n entiteitwye risikobestuursprogram goedgekeur.

Die doel van die risikobestuurstrategie is om geleenthede te vergroot, gegewe die risiko-aptyt van die groep, terwyl die maatskappy se risikokoste verminder word. Koste van risiko sluit in:

- Koste van interne beheer
- Risikofinansieringskoste
- Blootstelling aan verliese
- Koste van verskaffers van gerusstelling

Die program onderskryf internasionale beheermaatstawwe, en sluit die volgende gestruktureerde prosesse in:

- Kommunikasie van die risikobestuurstrategie, insluitend die maatskappy se waardestelsel, kultuur, bestuursfilosofie en gedelegeerde verantwoordelikhede
- 'n Stelsel van deurlopende risiko-identifisering, insluitende nuwe risiko's en geleenthede
- Risikobepalingsproses wat beide die effektiwiteit van beheer (waarskynlikheid van gebeurtenis), sowel as die verwagte maksimum verlies (potensiële impak) meet
- 'n Geïntegreerde program van gerusstelling om die effektiwiteit en doeltreffendheid van beheer te monitor
- Deurlopende kontroleverbetering, en
- Die optimalisering van risikofinansieringsaktiwiteite

Aangesien die maatskappy 'n beleggingsmaatskappy is, onderskei die groep tussen risiko's wat inherent is aan die maatskappy en sy volfiliale en risiko's inherent aan beleggingsmaatskappye.

'n Groep Risiko Bestuursforum is gestig ter ondersteuning van beste praktyk binne beleggingsmaatskappye, waar toepaslik.

Interne beheer

Die direkteure is verantwoordelik vir die maatskappy se interne beheerstelsel, wat ontwerp is om 'n redelike, hoewel nie onvoorwaardelike, versekering te gee teen wesentlike wanvoorstelling en verlies. Interne beheer word breedweg beskryf as 'n proses wat deur 'n maatskappy se direksie, bestuur en ander personeel in werking gestel word om redelike gerusstelling te verskaf oor die doeltreffendheid van bedrywighede, gesonde finansiële beheermaatreëls en die nakoming van toepaslike wette en regulasies. Die stelsel bevat selfregulerende meganismes en stappe word gedoen om gebreke uit te skakel waar dit geïdentifiseer word.

Die maatskappy het 'n interne ouditfunksie wat uitgekontrakteer is aan M&I Risikobestuur en Interne Oudit. Die afdeling voldoen aan die vereistes van die Instituut van Interne Ouditeure se standaarde vir die professionele praktisering van Interne Oudit. Die hoof van die afdeling rapporteer administratief aan die hoofuitvoerende beampte van Remgro en het onbeperkte toegang tot die ouditkomitee asook die voorsitter van die groep. Die hoof van die afdeling is ook die voorsitter van die groep se Risikobestuur en Interne Oudit Forum. Die afdeling onderskryf 'n risikogebaseerde ouditbenadering, soos vervat in die Interne Oudit Mandaat wat deur die raad goedgekeur is.

Die ouditkomitee het die risikobestuursprogramme en interne beheerstelsels van die maatskappy en sy volfiliale vir die finansiële jaar tot 31 Maart 2002 nagegaan. Op grond van navrae wat gerig is, asook die verslae van die interne en eksterne ouditeure, is die direkteure van mening dat die risikobestuursprogramme en interne beheerstelsels vir die tydperk onder oorsig doeltreffend was.

Die ouditkomitee is ook tevrede dat daar by die maatskappy se nie-volfiliale en geassosieerde maatskappye doeltreffende ouditkomitees funksioneer.

VERKLARING VAN VERANTWOORDELIKHEID DEUR DIE RAAD VAN DIREKTEURE

Die direkteure is verantwoordelik vir die byhou van geskikte rekeningkundige rekords en vir die voorbereiding en die integriteit van die finansiële jaarstate wat in hierdie jaarverslag verskyn. Die onafhanklike ouditeure is verantwoordelik om oor die finansiële jaarstate verslag te doen.

Die finansiële jaarstate is ooreenkomstig Suid-Afrikaanse Standpunte oor Algemeen Aanvaarde Rekeningkundige Praktyk en op die wyse deur die Maatskappywet in Suid-Afrika vereis, op die lopende saak grondslag opgestel en inkorporeer volledige en verantwoordelike openbaarmaking. Die finansiële jaarstate is gegrond op toepaslike rekeningkundige beleid wat, met die uitsondering van die verantwoording van eiendom, aanleg en toerusting, beleggingseiendomme en werknemervoordele, in ooreenstemming met dié van die vorige jaar is, en word deur redelike en omsigtige oordeel en beramings ondersteun.

Die direkteure is van mening dat die groep in die toekoms as 'n lopende saak sal voortbestaan.

Geteken namens die raad van direkteure.

Johann Rupert
Voorsitter

Thys Visser
Hoofuitvoerende beampte/Ondervoorsitter

Stellenbosch
19 Junie 2002

VERKLARING DEUR DIE MAATSKAPPYSEKRETARIS

Ek, Mariza Lubbe, die maatskappysekretaris van Remgro Beperk, sertifiseer hiermee, dat, ten opsigte van die jaar onder oorsig, alle opgawes wat van 'n publieke maatskappy verlang word, ingelewer is by die Registrateur van Maatskappye en dat al sodanige opgawes waar, korrek en op datum is.

Mariza Lubbe
Sekretaris

Stellenbosch
19 Junie 2002

VERSLAG VAN DIE ONAFHANKLIKE OUDITEURE

aan die lede van Remgro Beperk

Ons het die finansiële jaarstate en groep finansiële jaarstate van Remgro Beperk soos uiteengesit op bladsye 19 tot 56 vir die jaar geëindig 31 Maart 2002 geouditeer. Hierdie finansiële state is die verantwoordelikheid van die maatskappy se direkteure. Ons verantwoordelikheid is om op grond van ons oudit 'n mening oor hierdie finansiële state uit te spreek.

OMVANG

Ons het ons oudit ooreenkomstig standpunte van Suid-Afrikaanse Ouditstandaarde uitgevoer. Hierdie standaarde vereis dat ons die oudit beplan en uitvoer om redelike gerusstelling te verkry dat daar geen wesentlike wanvoorstelling in die finansiële state is nie.

'n Oudit behels:

- 'n ondersoek, op 'n toetsgrondslag, van bewyse wat die bedrae en openbaarmakings in die finansiële state steun,
- 'n beoordeling van die rekeningkundige beginsels wat gebruik is en beduidende ramings wat deur bestuur gemaak is, asook
- 'n oorweging van die algehele aanbieding van die finansiële state.

Ons is van mening dat ons oudit 'n redelike grondslag vir ons mening bied.

OUDITMENING

Na ons mening bied die finansiële state, in alle wesentlike opsigte, 'n redelike weergawe van die finansiële stand van die maatskappy en die groep op 31 Maart 2002 en van die resultate van hul bedrywighede, veranderinge in ekwiteit en kontantvloei vir die jaar wat op daardie datum geëindig het, in ooreenstemming met Suid-Afrikaanse Standpunte van Algemeen Aanvaarde Rekeningkundige Praktyk en op die wyse deur die Maatskappywet in Suid-Afrika vereis.

PricewaterhouseCoopers Ing.

PRICEWATERHOUSECOOPERS

Geregistreerde Rekenmeesters en Ouditeure

Geoktrooieerde Rekenmeesters (SA)

Stellenbosch

19 Junie 2002

VERSLAG VAN DIE RAAD VAN DIREKTEURE

vir die jaar geëindig 31 Maart 2002

Geagte Aandeelhouer

Die raad doen met genoeë verslag oor die bedrywighede en finansiële resultate vir die jaar onder oorsig.

AARD VAN BEDRYWIGHEDE

Die maatskappy is 'n beleggingshouermaatskappy. Die groep se kontant-inkomste bestaan hoofsaaklik uit dividende en rente. Die gekonsolideerde finansiële jaarstate inkorporeer ook die geëkwiteerde toeskryfbare inkomste van geassosieerde maatskappye.

Die belange van die groep bestaan hoofsaaklik uit beleggings in onder andere tabakprodukte, bankwese en finansiële dienste, drukwerk en verpakking, ingenieurswese en motorkomponente, kleefstowwe, langtermynversekering, mediese dienste, mynwese, petroleumprodukte, voedsel, wyn en spiritualieë en verskeie ander handelsmerkprodukte.

ALGEMENE OORSIG

Bedryfsresultate

Jaar geëindig 31 Maart:	2002	2001
Wesensverdienste (R miljoen)	**4 277**	3 195
– per aandeel (sent)	**819.3**	612.1
– verwater (sent)	**817.8**	611.6
Basiese verdienste – netto wins vir die jaar (R miljoen)	**3 532**	6 574
– per aandeel (sent)	**676.6**	1 259.4
– verwater (sent)	**675.3**	1 258.5
Dividende (R miljoen)*	**1 597**	845
– gewoon – per aandeel (sent)	**206.00**	162.00
– spesiaal – per aandeel (sent)	**100.00**	

* *Die finale dividend van 133 sent (2001: 106 sent) per aandeel en die spesiale dividend van 100 sent per aandeel is verklaar na jaareinde en is gevolglik nie in die finansiële jaarstate voorsien nie.*

Beleggings

Die belangrikste veranderinge gedurende die jaar onder oorsig was soos volg:

Lenco Holdings Beperk (Lenco)

Lenco het gedurende Mei 2001 sy belang in Malbak ontbondel en daarna, ingevolge 'n aanbod aan die minderheidsaandeelhouers, 'n volfiliaal van Lenco (Eiendoms) Beperk geword. Laasgenoemde is sedertdien in vrywillige likwidasie geplaas en is die bates tussen die twee aandeelhouers van Lenco (Eiendoms) Beperk op so 'n wyse verdeel dat Remgro Malbak aandele gekry het en die ander aandeelhouer al die aandele in Lenco.

Malbak Beperk (Malbak)

Remgro se direkte belang in Malbak het as gevolg van die likwidasie van Lenco (Eiendoms) Beperk en verdere verkrygings met 9.1% verhoog tot 58.0%.

Gedurende die afgelope finansiële jaar het Malbak en Nampak Beperk (Nampak) 'n gesamentlike omsigtigheidsaankondiging uitgereik waarin aangekondig is dat onderhandelinge tussen dié twee maatskappye plaasvind rakende 'n moontlike samesmelting.

Sedertdien is aangekondig dat 'n ooreenkoms bereik is dat Nampak, onderhewig aan sekere opskortende voorwaardes, 'n formele aanbod aan Malbak-aandeelhouers sal maak ter verkryging van hulle totale aandelebelang in Malbak.

Die transaksie is voorwaardelik deur die Mededingingsowerhede goedgekeur. Sekere verdere opskortende voorwaardes moet egter nog vervul word.

As gevolg van die potensiële verwatering van Remgro se effektiewe belang in die vergrote verpakkingsgroep, is Malbak nie vir die jaar onder oorsig gekonsolideer nie, maar soos voorheen geëkwiteer.

VERSLAG VAN DIE RAAD VAN DIREKTEURE

vir die jaar geëindig 31 Maart 2002

Trans Hex Groep Beperk (Trans Hex)

Trans Hex het op 28 Februarie 2002 16 miljoen onversekerde 13.5% deelnemende verpligte omskepbare skuldbriewe aan Mvelaphanda Diamonds (Eiendoms) Beperk (Mvelaphanda) uitgereik. Na omskepping van dié skuldbriewe sal Mvelaphanda 'n belang van ongeveer 19.4% in Trans Hex hou. Remgro se verwaterde belang op 31 Maart 2002 is 35.2%.

Mvelaphanda het ook 'n opsie om 5 miljoen Trans Hex-aandele van Remgro te bekom, wat Remgro se belang verder kan verwater tot 30.2%.

Robertsons Holdings (Eiendoms) Beperk (Robertsons)

Op 12 September 2001 is aangekondig dat Robertsons en Unilever Plc (Unilever) 'n beginselooreenkoms gesluit het ingevolge waarvan beide beoog om hulle belange in die bestaande gesamentlike onderneming tussen Robertsons en Bestfoods Europa te herstruktureer. Dit was 'n regstreekse gevolg van Unilever se verkryging van Bestfoods se wêreldwye belange.

Al die nodige voorwaardes is nagekom en die nuwe Unilever Bestfoods Robertsons onderneming, waarin Robertsons 41% hou, het effektief op 1 April 2002 tot stand gekom.

Medi-Clinic Korporasie Beperk (Medi-Clinic)

Die belang in Medi-Clinic, na inagneming van die terugkoop van aandele deur Medi-Clinic, het op 31 Maart 2002 52.3% beloop. Soos reeds voorheen gerapporteer, word die belang bo 50% tydelik geag weens personeelopsies wat nog nie uitgeoefen is nie en wat die belang, voor die terugkoop van die tesourie aandele, tot 50% of minder sal verwater. Medi-Clinic is gevolglik nie as 'n filiaalmaatskappy gekonsolideer nie maar, soos in die verlede, as 'n geassosieerde maatskappy geëkwiteer.

Sedert die jaareinde:

Standard Bank Investment Corporation Beperk (Stanbic)

Die 3.1 miljoen Stanbic aandele wat in April 2000 by wyse van 'n dividend in spesie uit die Gencor Beperk ontbondeling ontvang is, is gedurende Mei 2002 verkoop. 'n Kapitaalsurplus van R78 miljoen is gerealiseer en sal as 'n uitsonderlike item verantwoord word.

FirstRand Beperk (FirstRand)

'n Verdere belegging van R111 miljoen (0.24%) is gedurende Mei 2002 in FirstRand gemaak.

GROEP FINANSIËLE OORSIG

Vorige jaar aansuiwerings

Verandering in rekeningkundige beleid

Die rekeningkundige beleid ten opsigte van verantwoording van beleggingseiendomme is verander om te voldoen aan die gewysigde Suid-Afrikaanse Standpunt oor Algemeen Aanvaarde Rekeningkundige Praktyk (RE 135). Beleggingseiendomme word as langtermynbeleggings verantwoord en word teen kosprys min opgelope waardevermindering getoon. Waardevermindering op geboue word op die reguitlynmetode oor hul verwagte nuttige lewensduur voorsien. Dit verteenwoordig 'n verandering in rekeningkundige beleid aangesien beleggingseiendomme voorheen teen kosprys verantwoord is.

Rainbow Chicken Beperk het sy rekeningkundige beleid ten opsigte van eiendom, aanleg en toerusting verander. Grond en geboue word vanaf 1 April 2001 volgens die historiese koste metode verantwoord, terwyl dit voorheen herwaardeer was.

Gedurende 2002 het die groep RE 116 (hersien), ten opsigte van werknemervoordele, geïmplementeer.

Remgro se vergelykende syfers is dienooreenkomstig soos hieronder hersaamgestel:

Hersamestelling van vergelykende syfers	Jaar geëindig 31 Maart 2001 Sent per aandeel
Inkomstestaat	
Wesensverdienste soos voorheen gerapporteer	615.1
Verandering in rekeningkundige beleid	(3.0)
Hersaamgestelde wesensverdienste	612.1

	R miljoen
Balansstaat	
Afname in eiendom, aanleg en toerusting en beleggingseiendomme	215
Afname in beleggings	18
Afname in belang van eie lede	149
Afname in minderheidsbelang	98
Toename in laste	14

Balansstaat

Die ontleding van "Ekwiteit" en "Bron van wesensverdienste" hieronder dui die afdelings aan waarin die belange ingedeel is. Elke afdeling verteenwoordig die hoofbedryfsektor van die beleggings wat daaronder ingedeel is. Geen aansuiwering is gemaak vir gevalle waar 'n maatskappy hoofsaaklik in een sektor bedrywig is maar ook belange in 'n ander sektor het nie.

	2002		2001	
	R miljoen	**R per aandeel**	R miljoen	R per aandeel
Ekwiteit aangewend				
Belang van eie lede	**24 047**	**46.07**	19 387	37.14
Aanwending van ekwiteit				
Handelsmerkbelange	**8 117**	**15.55**	5 359	10.26
Finansiële dienste	**8 222**	**15.75**	7 549	14.46
Nywerheidsbelange	**4 169**	**7.99**	3 459	6.63
Mynbelange	**722**	**1.38**	687	1.32
Korporatiewe finansies en ander belange	**2 817**	**5.40**	2 333	4.47
	24 047	**46.07**	19 387	37.14

Inkomstestaat

	2002		2001	
	R miljoen	**%**	R miljoen	%
Bron van wesensverdienste				
Handelsmerkbelange	**2 167**	**51**	1 598	50
Finansiële dienste	**958**	**22**	241	8
Nywerheidsbelange	**570**	**13**	364	11
Mynbelange	**306**	**7**	823	26
Korporatiewe finansies en ander belange	**276**	**7**	169	5
	4 277	**100**	3 195	100

VERSLAG VAN DIE RAAD VAN DIREKTEURE

vir die jaar geëindig 31 Maart 2002

	2002 R miljoen	2001 R miljoen
Samestelling van wesensverdienste		
Filiaalmaatskappye en gesamentlike ondernemings	414	296
Winste	420	296
Verliese	6	*
Geassosieerde maatskappye	3 863	2 899
Winste	3 914	2 908
Verliese	51	9
	4 277	3 195

* *Bedrae kleiner as R500 000*

MAATSKAPPY NETTO WINS EN AANWENDING

Die maatskappy se eie verdeelbare reserwes aan die begin van die jaar bedra	7 350	7 328
Netto wins vir die jaar	1 584	314
Dividend Nr 2 van 106.00c per aandeel betaal in Augustus 2001	(553)	–
Dividend Nr 3 van 73.00c per aandeel betaal in Januarie 2002 (2001: 56.00c)	(381)	(292)
Die maatskappy se eie verdeelbare reserwes wat oorgedra word na die volgende jaar bedra	8 000	7 350

AANDELEKAPITAAL

Gedurende die jaar het die trustees van die Remgro Aandeleskema (die 'skema') van die gewone aandele aan deelnemers aangebied soos volg: (Verwys ook aantekening 25)

Datum	Aanbod-prys (Rand)	Aantal aandele aangebied	Aantal aandele aanvaar op 31 Maart 2002
2/4/2001	47.00	29 094	29 094
1/9/2001	59.70	20 102	20 102
25/9/2001	54.10	18 984	18 984
1/11/2001	64.10	3 452	3 452
1/12/2001	62.80	469	469
1/1/2002	65.00	394	394
1/2/2002	62.30	13 543	853
1/3/2002	64.00	11 433	–
		97 471	73 348**

** *Verwys aantekening 7*

Die aanbiedinge is geldig vir een jaar vanaf die datum van aanbod. Die skema is 'n uitgestelde aankoopskema en betaling geskied in drie gelyke jaarlikse paaiemente waarvan die eerste paaiement eers na drie jaar betaalbaar word. Deelnemers het geen regte tot lewering, stemming of dividende op aandele voordat betaling geskied nie. Deelnemers kan kies om op 'n later datum te betaal met die gevolglike uitstel van regte. Betaling moet egter voor die verstryking van tien jaar geskied.

Diensmaatskappy

'n Ooreenkoms is in 2000 met 'n diensmaatskappy, M&I Bestuursdienste (Eiendoms) Beperk (M&I), aangegaan om bestuurs- en ondersteunende dienste aan Remgro te verskaf. Die aandeelhouers van M&I is werknemers van M&I, wat al die uitgereikte gewone aandele besit. Rembrandt Trust (Eiendoms) Beperk besit al die "A" gewone aandele van M&I. Die "A" gewone aandele het slegs stemreg, maar het geen regte tot die inkomste of bates van M&I nie.

Remgro betaal fooie aan M&I wat die oorhoofse koste ten opsigte van die bestuur van Remgro dek. Hierdie fooie sal nie 0.463% per jaar van die markkapitalisasie van Remgro, bereken op 'n gemiddelde maandelikse basis, oorskry nie. Hierdie persentasie mag nie oorskry word sonder dat 75% van alle klasse aandeelhouers van Remgro daartoe instem nie. Die fooie vir die afgelope jaar word in aantekening 14 tot die finansiële jaarstate aangedui.

Hoofaandeelhouer

Rembrandt Trust (Eiendoms) Beperk hou al die uitgereikte ongenoteerde B-gewone aandele van die maatskappy en is geregtig op 42.2 % van die totale stemreg.

'n Ontleding van die aandeelhouers verskyn op bladsy 57.

Filiaalmaatskappye en beleggings

Besonderhede van filiaalmaatskappye, geassosieerde maatskappye en ander beleggings word in Bylaes A en B uiteengesit.

Direkteure

Mnr P K Harris is op 28 November 2001 as direkteur aangestel.

Die name van die direkteure verskyn op bladsy 2.

Kragtens die bepalings van die statute tree mnre P E Beyers, W E Bührmann, J W Dreyer, P K Harris, T van Wyk, dr E de la H Hertzog en mev J A Preller volgens rooster as direkteure af. Hierdie direkteure is en stel hulself herkiesbaar.

Die volgende direkteure van die maatskappy het die afgelope finansiële jaar op direksiekomitees gedien:

Ouditkomitee:	Mnre D M Falck, P J Erasmus, J F Mouton, F Robertson en P G Steyn.
Vergoedingskomitee:	Mnre Johann Rupert, P J Erasmus, J F Mouton en F Robertson.

Mnr P K Harris is op 6 Maart 2002 as lid van die vergoedingskomitee aangestel.

Belang van direkteure

Die direkte en indirekte belange van direkteure in die uitgereikte aandelekapitaal van die maatskappy, het in totaal op 31 Maart 2002, 0.63% (2001: 0.62%) bedra.

'n Ontleding van die belange van direkteure in die uitgereikte kapitaal van die maatskappy verskyn op bladsy 58.

Direkteursvergoeding

Die raad beveel aan dat die totale direkteursvergoeding betaalbaar vir dienste as direkteure die afgelope finansiële jaar gelewer, op R499 000 (2001: R411 000) vasgestel word.

VERSLAG VAN DIE RAAD VAN DIREKTEURE

vir die jaar geëindig 31 Maart 2002

AANKOOP VAN AANDELE VAN DIE MAATSKAPPY

Daar word aanbeveel dat 'n algemene magtiging aan die raad toegestaan word om, indien omstandighede dit regverdig, die maatskappy se eie aandele te verkry en om goedkeuring aan enige filiaalmaatskappye van die maatskappy te gee om aandele in die maatskappy te verkry, onderhewig aan die bepalings van die Maatskappywet 61 van 1973, soos gewysig en die noteringsvereistes van die JSE Sekuriteitebeurs Suid-Afrika (JSE).

Spesiale besluite om hierdie algemene magtiging aan die raad te verleen, is ingesluit in die kennisgewing vir die algemene jaarvergadering wat op bladsy 61 verskyn.

DIVIDENDE

Dividend Nr 4

'n Finale dividend van 133 sent (2001: 106 sent) per aandeel is verklaar ten opsigte van beide die gewone aandele van een sent elk en die ongenoteerde B-gewone aandele van tien sent elk, vir die finansiële jaar wat op 31 Maart 2002 geëindig het.

Saam met die tussendividend van 73 sent (2001: 56 sent) per aandeel wat gedurende Januarie 2002 betaal is, bedra die totale dividende vir die finansiële jaar 206 sent (2001: 162 sent) per aandeel.

Spesiale Dividend

'n Spesiale dividend van 100 sent per aandeel is verklaar ten opsigte van beide die gewone aandele van een sent elk en die ongenoteerde B-gewone aandele van tien sent elk.

Betaling

Die finale en spesiale dividend is betaalbaar aan aandeelhouers van die maatskappy wat op Vrydag, 16 Augustus 2002 geregistreer is.

Aandeelhouers wat op die betaaldatum, Maandag 19 Augustus 2002, steeds gesertifiseerde aandele hou, se dividende sal volgens bestaande opdragte elektronies oorbetaal word in hul bankrekeninge of anders sal tjeks na hulle geregistreerde adresse gepos word.

Dividende ten opsigte van gedematerialiseerde aandele word gekrediteer na aandeelhouers se rekeninge by hul Sentrale Effektebewaardeelnemer (CSDP) of makelaar.

Aandeelhouers mag nie in die periode van Vrydag, 2 Augustus 2002 tot Vrydag, 16 Augustus 2002, beide datums ingesluit hulle aandeelsertifikate dematerialiseer/rematerialiseer nie.

SEKRETARIS

Mev M Lubbe is op 28 November 2001 aangestel as maatskappysekretaris in die plek van mnr J C Engelbrecht wat afgetree het.

Die naam en adres van die maatskappysekretaris verskyn op bladsy 59.

GOEDKEURING

Die finansiële jaarstate op bladsye 19 tot 56 uiteengesit, is deur die raad goedgekeur.

Geteken namens die raad van direkteure.

Johann Rupert
Voorsitter

Thys Visser
Hoofuitvoerende beampte/Ondervoorsitter

Stellenbosch
19 Junie 2002

REKENINGKUNDIGE BELEID

vir die jaar geëindig 31 Maart 2002

Die finansiële jaarstate word hoofsaaklik volgens die historiese kostegrondslag ooreenkomstig Suid-Afrikaanse Standpunte oor Algemeen Aanvaarde Rekeningkundige Praktyk opgestel en inkorporeer die volgende rekeningkundige beleid wat, met die uitsondering van die verantwoording van eiendom, aanleg en toerusting, beleggingseiendomme en werknemervoordele, in ooreenstemming met dié van die vorige jaar is:

(I) KONSOLIDASIE, EWEREDIGE KONSOLIDASIE EN EKWITEITSVERANTWOORDING

Voorkeuraandele en skuldbriewe wat verpligtend omskepbaar is, word vir doeleindes van konsolidasie, eweredige konsolidasie en ekwiteitsverantwoording ook as deel van 'n maatskappy se permanente ekwiteitskapitaal beskou. In gevalle waar die groep se beherende belang slegs tydelik van aard is, word die betrokke maatskappye nie gekonsolideer nie maar volgens die ekwiteitsmetode as geassosieerde maatskappye verantwoord.

Konsolidasie – filiaalmaatskappye

Alle maatskappye waarin die groep, direk of indirek, 'n belang van meer as die helfte van die stemreg hou of andersins oor die vermoë beskik om beheer oor die bedrywighede uit te oefen, word op die gebruiklike wyse in die gekonsolideerde finansiële state ingesluit.

Die resultate van filiaalmaatskappye gekoop of verkoop gedurende die jaar is ingesluit by die gekonsolideerde inkomstestaat vanaf of tot die datum waarop effektiewe beheer verkry is of staak.

Eweredige konsolidasie – gesamentlike ondernemings

Alle ondernemings wat gesamentlik beheer word, word volgens die eweredige konsolidasiemetode verantwoord. Volgens hierdie metode word die toeskryfbare gedeelte van bates, verpligtinge, inkomste, uitgawes en kontantvloei in die gekonsolideerde state opgeneem. Die belang in behoue inkomste word na nie-verdeelbare reserwes oorgeplaas.

Ekwiteitsverantwoording – geassosieerde maatskappye

Maatskappye wat nóg filiale nóg gesamentlike ondernemings is, maar waarin 'n langtermynbelang gehou word, en oor wie se finansiële- en bedryfsbeleid 'n beduidende invloed uitgeoefen kan word, word volgens die ekwiteitsmetode as geassosieerde maatskappye verantwoord. Sekere geassosieerde maatskappye se jaareindes stem nie ooreen met dié van die maatskappy nie. In sulke gevalle word die resultate van genoteerde en sekere ongenoteerde maatskappye vanaf die jongste gepubliseerde inligting en bestuurstate op jaareinde onderskeidelik, verantwoord. Die groep se belang in behoue inkomste word na nie-verdeelbare reserwes oorgeplaas. Die groep se belang in ander bewegings in die reserwes van geassosieerde maatskappye word as veranderings in gekonsolideerde nie-verdeelbare reserwes verantwoord.

Die resultate van geassosieerde maatskappye gekoop of verkoop word by die gekonsolideerde inkomstestaat ingesluit vanaf en tot die datum waarop beduidende effektiewe invloed begin of staak.

(II) EIENDOM, AANLEG EN TOERUSTING EN WAARDEVERMINDERING

Gekapitaliseerde bruikhure – Bates wat ingevolge 'n finansieringsbruikhuurooreenkoms gehuur word, word teen die ekwivalente kontant koopprys gekapitaliseer. Gekapitaliseerde bruikhuurbates word ingevolge die reguitlynmetode oor hul verwagte nuttige lewensduur afgeskryf. Bruikhuur finansieringskoste word oor die tydperk van die bruikhuur ingevolge die effektiewe rentekoers metode afgeskryf. Die huur van bates in terme waarvan alle risiko's en vergoeding verbonde aan eiendomsreg effektief deur die verhuurder behou word, word as bedryfshure geklassifiseer. Betalings ten opsigte van bedryfshure word teen normale inkomste verreken.

Voorproduksiekoste en rente – Voorproduksiekoste en rente op geleende fondse ten opsigte van wesentlike kapitaalprojekte onder konstruksie word gekapitaliseer totdat sodanige bates voltooi is en gereed is vir inbedryfstelling.

Grond en geboue – word teen kosprys getoon. Op 1 April 2001 het 'n filiaalmaatskappy sy rekeningkundige beleid ten opsigte van die waardasie van grond en geboue verander. Dié bates word volgens die historiese koste metode verantwoord, terwyl dit voorheen herwaardeer was. Die vergelykende syfers vir die jaar geëindig 31 Maart 2001 is hersaamgestel. Waardevermindering op geboue word op die reguitlynmetode oor hul verwagte nuttige lewensduur voorsien. Verbeteringe aan gehuurde eiendom word getoon teen kosprys en oor die periode van die huur afgeskryf.

Masjinerie, toerusting, kantoortoerusting en voertuie – word teen kosprys getoon. Waardevermindering word op die reguitlynmetode oor hul verwagte nuttige lewensduur voorsien.

Landbougewasse – word teen kosprys getoon. Kosprys bestaan uit die totaal van vestigings- en ontwikkelingskoste. Vestigingskoste verteenwoordig die uitgawes aangegaan om landerye vir suikerriet en ander meerjarige gewasse te vestig en word nie afgeskryf nie. Ontwikkelingskoste verteenwoordig aanplantings- en ander ontwikkelingsuitgawes. Hierdie uitgawes word in die vestigingsjaar gekapitaliseer en uitgawes in jare daarna word direk teen inkomste verreken. Deurlopende bewerkingskoste word afgeskryf in die jaar waarin dit aangegaan is.

Waar geïdentifiseer word dat die verhaalbare bedrag van bates gedaal het benede dié betrokke bates se drabedrag, word die drabedrag verminder ten einde dié waardedaling te reflekteer. Sulke afskrywings word teen normale inkomste verreken.

REKENINGKUNDIGE BELEID

vir die jaar geëindig 31 Maart 2002

(iii) Beleggingseiendomme

Beleggingseiendomme word gehou om huurinkomste te genereer en kapitaalwaarde toe te voeg. Beleggingseiendomme word as langtermynbeleggings verantwoord en word teen kosprys min opgelope waardevermindering getoon. Waardevermindering op geboue word op die reguitlynmetode oor hul verwagte nuttige lewensduur voorsien. Dit verteenwoordig 'n verandering in rekeningkundige beleid aangesien beleggingseiendomme voorheen teen kosprys verantwoord is. Die vergelykende syfers vir die jaar geëindig 31 Maart 2001 is hersaamgestel.

Beleggingseiendomme word elke derde jaar gewaardeer deur eksterne onafhanklike professionele waardeerders. Waar 'n waardedaling in die drawaarde van bates geïdentifiseer word, word die drawaarde verminder. Sulke bedrae afgeskryf, word teen normale inkomste verreken.

(iv) Ontasbare bates

Klandisiewaarde – Met die verkryging van 'n belegging word redelike waardes soos op datum van belangsverkryging aan identifiseerbare bates en laste verkry, toegedeel.

Die klandisiewaarde of negatiewe klandisiewaarde is die verskil tussen die koste van die beleggings en die redelike waardes van toeskryfbare netto bates van die filiaalmaatskappye, gesamentlike ondernemings en geassosieerde maatskappye op die datum van belangsverkryging. Klandisiewaarde of negatiewe klandisiewaarde word as nie-bedryfsbates in die balansstaat verantwoord en geamortiseer op die reguitlynmetode oor die verwagte nuttige lewensduur daarvan, wat nie twintig jaar sal oorskry nie. Waar die netto bates van filiaalmaatskappye, gesamentlike ondernemings en geassosieerde maatskappye op die datum van verkryging meer is as die koste van die beleggings, word dié verskil as negatiewe klandisiewaarde verantwoord.

Handelsmerke – Die koste van handelsmerke wat self ontwikkel en gevestig word, word met die aangaan van sulke koste afgeskryf. Die waardes daarvan word gevolglik nie in die finansiële jaarstate aangetoon nie. Die koste van handelsmerke wat aangekoop is, word op die reguitlynmetode oor hul verwagte nuttige lewensduur afgeskryf, wat twintig jaar is.

Navorsing- en ontwikkelingskoste – Navorsing- en ontwikkelingskoste word met die aangaan van sulke koste afgeskryf. Waar daar aan al die bate-erkenningsmaatstawwe voldoen word, word ontwikkelingskoste gekapitaliseer en oor die verwagte nuttige lewensduur van die produk afgeskryf.

(v) Beleggings

Geassosieerde maatskappye – word teen kosprys getoon, na aansuiwering vir klandisiewaarde. In die gekonsolideerde jaarstate word die belang in na-verkrygingsreserwes en behoue inkomste wat volgens die ekwiteitsmetode verantwoord is in die drawaarde ingesluit.

Ander langtermynbeleggings – word teen kosprys getoon min afskrywings vir waardedalings wat geag word nie van 'n tydelike aard te wees nie. Sulke afskrywings word as uitsonderlike items verantwoord.

Portefeuljebeleggings – word teen kosprys getoon min afskrywings vir waardedalings wat geag word nie van 'n tydelike aard te wees nie. Sulke afskrywings, asook winste en verliese met realisasie, word teen normale inkomste verreken.

(vi) Voorraad en onvoltooide kontrakte

Voorraad word teen die laagste van kosprys of netto realiseerbare waarde getoon. Die grondslag waarvolgens koste bepaal word is die eerste-in-eerste-uit kostemetode. Waar van toepassing, word voorsiening vir stadigbewegende en verouderde voorraad gemaak. Onvoltooide werk en klaarprodukte sluit direkte koste en 'n toepaslike deel van vervaardigingsbokoste in.

(vii) Belasting

Uitgestelde belasting word voorsien volgens die balansstaat-aanspreeklikheidsmetode en deur gebruik te maak van heersende belastingkoerse. Voorsiening word gemaak vir alle tydelike verskille tussen die belastingbasis van bates en laste en hulle drawaardes in die balansstaat. Geen uitgestelde belastingaanspreeklikheid word erken in daardie omstandighede waar die aanvanklike erkenning van 'n bate of las geen invloed het op rekeningkundige- of belasbare inkomste nie. Geen uitgestelde belastingbates word erken op aangeslane verliese nie, tensy dit waarskynlik is dat voldoende belasbare inkomste beskikbaar sal wees in toekomstige periodes waarteen dié aangeslane verliese aangewend kan word.

Sekondêre belasting op maatskappye word voorsien ten opsigte van dividendbetalings, netto van dividende ontvang of ontvangbaar, en word erken as 'n belastinguitgawe vir die jaar.

(viii) Buitelandse valuta

Transaksies in buitelandse geldeenhede word verantwoord teen die wisselkoerse wat op die transaksiedatums heers. Monetêre items in buitelandse valuta word op jaareinde teen die dan heersende wisselkoerse na SA rand omgereken. Wisselkoersverskille wat hieruit ontstaan, word saam met gerealiseerde wisselkoersverskille op termynvalutakontrakte in inkomste verantwoord.

Bates, laste en reserwes van buitelandse entiteite word op jaareinde teen die dan heersende wisselkoerse na SA rand omgereken. Bedryfsresultate van buitelandse filiale en inkomste van buitelandse geassosieerde maatskappye word na SA rand omgereken teen 'n gemiddeld van die wisselkoerse wat vir elke betrokke geldeenheid gedurende die jaar geheers het. Verskille wat met omrekening ontstaan, word as wisselkoersaanpassings in reserwes verantwoord.

(IX) Finansiële instrumente

Finansiële instrumente sluit in items in die balansstaat getoon asook buite-balansstaat instrumente.

Finansiële instrumente in die balansstaat getoon sluit in kontant en kontantekwivalente, beleggings, handels- en ander debiteure, handels- en ander krediteure, voorsienings, bruikhure en lenings.

Sekere groepmaatskappye is ook deelnemers in finansiële instrumente wat ten doel het om die groep se blootstelling aan veranderings in buitelandse valutawisselkoerse te verminder. Hierdie instrumente, wat hoofsaaklik uit termyn-valutakontrakte bestaan, word nie met hul ontstaan in die finansiële state verantwoord nie.

Die billike waarde en die metodes van erkenning van finansiële instrumente word in die aantekeninge tot die finansiële state openbaar. Billike waarde verteenwoordig 'n beraming van moontlike waardes wat mag verskil van die waarde wat uiteindelik gerealiseer gaan word.

Waar vir die aflossing van lenings voorsiening gemaak word deur middel van beleggings in finansiële instrumente wat kontraktueel die reg verleen dat dit teen die lening verreken mag word en daar verwag word dat die lening op hierdie manier afgelos sal word, word die verwante balansstaat items teen mekaar verreken.

(X) Voorsienings

Voorsienings word erken wanneer 'n huidige wetlike of konstruktiewe verpligting ontstaan as gevolg van gebeure in die verlede, dit waarskynlik is dat 'n uitvloei van hulpbronne wat ekonomiese voordele omvat vereis sal word om die verpligting te vereffen, en 'n betroubare beraming van die bedrag van die verpligting gemaak kan word.

Werknemers se geregtigheid op verlof word erken wanneer dit ophoop ten gunste van die betrokke werknemers. 'n Voorsiening word gemaak vir die beraamde aanspreeklikheid vir verlof as gevolg van dienste wat deur werknemers gelewer word tot op balansstaatdatum.

(XI) Werknemervoordele

Pensioenverpligtinge **–** Maatskappye in die groep verskaf omskrewevoordeel- en omskrewebydrae-fondse vir die voordeel van werknemers. Die bates van dié fondse word in afsonderlike trustee-bestuurde fondse gehou. Die fondse word deur betalings van die werknemers en die groep befonds, gebaseer op aanbevelings deur onafhanklike gekwalifiseerde aktuarisse.

Die rekeningkundige pensioenkoste van die omskrewevoordeel-fondse word bepaal deur gebruik te maak van die geprojekteerde kredieteenhede-metode. Ingevolge dié metode word die koste om pensioene te voorsien in die inkomstestaat verreken deur die koste te versprei oor die dienstermyn van werknemers in ooreenstemming met advies van gekwalifiseerde aktuarisse, wat elke drie jaar volle waardasies van die fondse doen. Die pensioenverpligting word bepaal volgens die huidige waarde van die geskatte toekomstige kontantuitvloeie deur gebruik te maak van rentekoerse van staatseffekte wat ongeveer dieselfde terme tot vervaldatum het as die verwante verpligting.

Die netto surplus of tekort van die voordeelverpligting, is die verskil tussen die huidige waarde van die befondsde verpligtinge en die billike waarde van die fondsbates.

Alle aktuariële winste en verliese word versprei in die toekoms oor die gemiddelde oorblywende werkslewe van die werknemers. Gedurende 2002 het die groep RE 116 (hersien) geïmplementeer. Die vergelykende syfers vir die jaar geëindig 31 Maart 2001 is hersaamgestel.

Die groep se bydrae tot die omskrewebydrae-pensioenfondse word verreken in die inkomstestaat in die tydperk waarop dit betrekking het.

Na-aftrede mediese verpligtinge – Die groep verskaf na-aftrede mediese voordele aan afgetrede werknemers. Die geregtigheid op na-aftrede mediese voordele is gebaseer op die vereiste dat die werknemers in diens bly tot aftrede en die voltooiing van 'n minimum diensperiode.

Die verwagte koste van dié voordele word oor die periode van diens geakkumuleer deur gebruik te maak van rekeningkundige metodologie wat ooreenstem met dié van omskrewevoordeel-pensioenfondse. Waardasies van dié verpligtinge word uitgevoer deur onafhanklike gekwalifiseerde aktuarisse.

(XII) Kontant en kontantekwivalente

Vir doeleindes van die kontantvloeistaat bestaan kontant en kontantekwivalente uit kontant voorhande, daggelddeposito's met banke en beleggings in geldmarkinstrumente, netto van bankoortrekkings. Bankoortrekkings word in die balansstaat by korttermyn rentedraende lenings ingesluit.

(XIII) Inkomste erkenning

Inkomste uit die verkoop van produkte word verantwoord wanneer die wesentlike risiko's en voordele van eienaarskap na die koper oorgedra is. Inkomste uit dienste word verantwoord sodra die diens gelewer is. Rente word op 'n tydsbasis verantwoord (met inagneming van die uitstaande kapitaal, die effektiewe koers en die tydperk), tensy invorderbaarheid twyfelagtig is. Dividende word verantwoord wanneer die reg om betaling te ontvang, gevestig word.

BALANSSTATE

op 31 Maart 2002

	Aantekeninge	Gekonsolideerd 2002 R miljoen	Gekonsolideerd 2001 R miljoen	Die maatskappy 2002 R miljoen	Die maatskappy 2001 R miljoen
BATES					
Nie-bedryfsbates					
Eiendom, aanleg en toerusting	1	**2 056**	2 007	**–**	–
Beleggingseiendomme	2	**20**	20	**–**	–
Klandisiewaarde en handelsmerke	3	**2 687**	2 834	**–**	–
Beleggings – Geassosieerde maatskappye	4	**16 958**	13 164	**–**	–
– Ander	5	**115**	115	**8 009**	7 357
Lenings		**12**	10	**–**	–
Uitgestelde belasting	18	**17**	9	**–**	–
		21 865	18 159	**8 009**	7 357
Bedryfsbates		**4 435**	3 395	**1**	2
Voorraad	6	**616**	538	**–**	–
Handels- en ander debiteure		**1 117**	1 029	**–**	–
Belasting		**5**	18	**1**	2
Kontant en kontantekwivalente		**2 697**	1 810	**–**	–
Totale bates		**26 300**	21 554	**8 010**	7 359
EKWITEIT EN LASTE					
Kapitaal en reserwes					
Uitgereikte kapitaal	7	**8**	8	**8**	8
Reserwes	8	**24 039**	19 379	**8 000**	7 350
Belang van eie lede		**24 047**	19 387	**8 008**	7 358
Minderheidsbelang		**945**	790		
Totale aandeelhouersekwiteit		**24 992**	20 177	**8 008**	7 358
Nie-bedryfslaste		**210**	310	**–**	–
Aftreevoordele	9	**74**	53	**–**	–
Langtermyn rentedraende lenings	10	**41**	211	**–**	–
Uitgestelde belasting	18	**95**	46	**–**	–
Bedryfslaste		**1 098**	1 067	**2**	1
Handels- en ander krediteure		**859**	858	**2**	1
Korttermyn rentedraende lenings	11	**110**	89	**–**	–
Voorsienings	12	**82**	84	**–**	–
Belasting		**47**	36	**–**	–
Totale ekwiteit en laste		**26 300**	21 554	**8 010**	7 359

INKOMSTESTATE

vir die jaar geëindig 31 Maart 2002

		Gekonsolideerd		Die maatskappy	
		2002	2001	2002	2001
	Aantekeninge	**R miljoen**	R miljoen	**R miljoen**	R miljoen
Omset van die maatskappy en sy filiale	13	**8 441**	7 358	**1 589**	302
Bedryfswins	14 & 15	**816**	571	**1 584**	314
Finansieringskoste		**58**	67	**–**	–
Wins uit normale bedrywighede	14	**758**	504	**1 584**	314
Amortisasie van klandisiewaarde	16	**(138)**	–		
Uitsonderlike items	17	**(20)**	1 523	**–**	–
Wins voor belasting		**600**	2 027	**1 584**	314
Belasting	18	**172**	109	**–**	–
Wins na belasting van die maatskappy en sy filiale		**428**	1 918	**1 584**	314
Belang in na-belaste wins van geassosieerde maatskappye	19	**3 255**	4 765		
Wins uit normale bedrywighede		**3 881**	2 901		
Amortisasie van klandisiewaarde	16	**(276)**	(159)		
Uitsonderlike items	17	**(350)**	2 023		
Groepwins na belasting		**3 683**	6 683	**1 584**	314
Minderheidsbelang	20	**151**	109		
Netto wins vir die jaar		**3 532**	6 574	**1 584**	314

Wesensverdienste rekonsiliasie:

		2002	2001
Basiese verdienste – netto wins vir die jaar		**3 532**	6 574
Plus/(minus) – gedeelte toeskryfbaar aan eie lede:			
– Amortisasie van klandisiewaarde	16	**414**	159
– Uitsonderlike items	17	**351**	(3 541)
– Netto oorskot, na belasting, met verkoop van eiendom, aanleg en toerusting		**(35)**	(6)
– Ander		**15**	9
Wesensverdienste		**4 277**	3 195

Verdienste per aandeel		**Sent**	Sent
Wesensverdienste per aandeel	21	**819.3**	612.1
– Verwater		**817.8**	611.6
Basiese verdienste per aandeel	21	**676.6**	1 259.4
– Verwater		**675.3**	1 258.5

STATE VAN VERANDERINGE IN EKWITEIT

vir die jaar geëindig 31 Maart 2002

GEKONSOLIDEERD

	Uitgereikte kapitaal R miljoen	Ekwiteits-reserwes R miljoen	Ander nie-verdeelbare reserwes R miljoen	Verdeelbare reserwes R miljoen	Totaal R miljoen
2002					
Saldo's op 1 April – soos voorheen gerapporteer	8	8 009	266	11 253	19 536
Aansuiwerings ten opsigte van vorige jare		(17)	(115)	(17)	(149)
Aangesuiwerde saldo's op 1 April	8	7 992	151	11 236	19 387
Netto wins vir die jaar				3 532	3 532
Dividende betaal				(934)	(934)
Wisselkoersaanpassings		1 996	98	37	2 131
Verandering van belange in filiaalmaatskappye, geassosieerde maatskappye en gesamentlike ondernemings		36	(34)	(1)	1
Verandering in reserwes van geassosieerde maatskappye en ander nie-verdeelbare reserwes		(65)	(5)		(70)
Inkomste van geassosieerde maatskappye behou		1 844		(1 844)	–
Oordrag tussen reserwes		31	19	(50)	–
Saldo's op 31 Maart	**8**	**11 834**	**229**	**11 976**	**24 047**
2001					
Saldo's op 1 April – soos voorheen gerapporteer	8	7 375	31	5 142	12 556
Aansuiwerings ten opsigte van vorige jare			(115)	(18)	(133)
Aangesuiwerde saldo's op 1 April	8	7 375	(84)	5 124	12 423
Netto wins vir die jaar				6 574	6 574
Dividende betaal				(292)	(292)
Wisselkoersaanpassings		533	44	315	892
Verandering van belange in filiaalmaatskappye, geassosieerde maatskappye en gesamentlike ondernemings		(3 355)	3 305	(1)	(51)
Verandering in reserwes van geassosieerde maatskappye		(159)			(159)
Inkomste van geassosieerde maatskappye behou		3 598		(3 598)	–
Oordrag tussen reserwes			(3 114)	3 114	–
Saldo's op 31 Maart	8	7 992	151	11 236	19 387

DIE MAATSKAPPY

	2002 R miljoen	2001 R miljoen
Saldo's op 1 April	**7 358**	7 336
Uitgereikte kapitaal	**8**	8
Verdeelbare reserwes	**7 350**	7 328
Netto wins vir die jaar	**1 584**	314
Dividende betaal	**(934)**	(292)
Saldo's op 31 Maart	**8 008**	7 358

KONTANTVLOEISTATE

vir die jaar geëindig 31 Maart 2002

		Gekonsolideerd		Die maatskappy	
		2002	2001	2002	2001
	Aantekeninge	**R miljoen**	R miljoen	**R miljoen**	R miljoen
Kontantvloei – bedryfsaktiwiteite					
Netto bedryfswins voor belasting		**600**	2 027	**1 584**	314
Aansuiwerings	22.1	**225**	(1 390)	**(1 584)**	(319)
Bedryfswins/(-verlies) vóór bedryfskapitaalveranderings		**825**	637	**–**	(5)
Bedryfskapitaalveranderings	22.2	**(314)**	(236)	**1**	–
Kontant uit bedrywighede voortgebring/(benut)		**511**	401	**1**	(5)
Rente ontvang		**235**	108	**–**	–
Rente betaal		**(58)**	(67)	**–**	–
Dividende ontvang	22.3	**1 627**	1 155	**1 584**	301
Dividende betaal	22.4	**(968)**	(303)	**(934)**	(292)
Belasting (betaal)/ontvang	22.5	**(111)**	(116)	**1**	(2)
Netto kontantinvloei uit bedryfsaktiwiteite		**1 236**	1 178	**652**	2
Kontantvloei – beleggingsaktiwiteite		**(201)**	356	**–**	48
Opbrengs met verkoop van eiendom, aanleg en toerusting		**22**	32	**–**	–
Toevoegings tot eiendom, aanleg en toerusting		**(145)**	(136)	**–**	–
Vervanging van eiendom, aanleg en toerusting		**(40)**	(40)	**–**	–
Toevoegings tot beleggings		**(86)**	(12)	**–**	–
Opbrengs met verkoop van beleggings		**7**	258	**–**	45
Opbrengs met verkoop van besigheid		**–**	26	**–**	3
Kapitaalopbrengs van beleggings		**41**	228	**–**	–
Kontantvloei – finansieringsaktiwiteite		**(158)**	(631)	**(652)**	(58)
(Toename)/afname in lenings aan filiaalmaatskappye		**–**	–	**(652)**	595
Afname in rentevrye lenings		**–**	(653)	**–**	(653)
(Toename)/afname in rentedraende skuld		**(158)**	22	**–**	–
Netto toename/(afname) in kontant en kontantekwivalente		**877**	903	**–**	(8)
Kontant en kontantekwivalente aan die begin van die jaar		**1 800**	897	**–**	8
Kontant en kontantekwivalente aan die einde van die jaar		**2 677**	1 800	**–**	–
Kontant en kontantekwivalente – per balansstaat		**2 697**	1 810		
Oortrokke bankrekening		**(20)**	(10)		

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

1. Eiendom, aanleg en toerusting

	2002 Kosprys R miljoen	2002 Opgelope waardevermindering R miljoen	2002 Netto waarde R miljoen	2001 Kosprys R miljoen	2001 Opgelope waardevermindering R miljoen	2001 Netto waarde R miljoen
Grond en geboue	914	190	724	820	161	659
Kapitaaluitbreiding onder konstruksie	60	–	60	86	–	86
Masjinerie en toerusting	2 206	1 079	1 127	2 041	923	1 118
Voertuie	141	93	48	141	92	49
Kantoortoerusting	3	2	1	5	3	2
Landbougewasse	96	–	96	93	–	93
	3 420	1 364	2 056	3 186	1 179	2 007

Waardeverminderingskoerse is soos volg:	2002 %	2001 %
Geboue	2 – 10	2 – 10
Masjinerie en toerusting	4 – 33⅓	4 – 33⅓
Voertuie	7½ – 33⅓	7½ – 33⅓
Kantoortoerusting	8⅓ – 33⅓	8⅓ – 33⅓

Rekonsiliasie van drawaarde aan die begin en einde van die jaar	Grond en geboue R miljoen	Masjinerie en toerusting R miljoen	Landbougewasse R miljoen	2002 R miljoen	2001 R miljoen
Saldo's op 1 April – soos voorheen gerapporteer	954	1 169	93	2 216	2 233
Aansuiwerings ten opsigte van vorige jare	(209)	–	–	(209)	(213)
Aangesuiwerde saldo's op 1 April	745	1 169	93	2 007	2 020
Toevoegings	88	94	3	185	172
Vervreemdings	(12)	(5)	–	(17)	(17)
Waardevermindering	(24)	(160)	–	(184)	(169)
Waardedaling	–	*	*	*	(16)
Ander	(13)	78	–	65	17
Saldo's op 31 Maart	784	1 176	96	2 056	2 007

* *Bedrae kleiner as R500 000*

Eiendom, aanleg en toerusting met 'n boekwaarde van R452 miljoen (2001: R467 miljoen) dien as sekuriteit vir verpligtinge onder verbandlenings, bruikhuur- en afbetalingskredietooreenkomste.

Die registers met volledige besonderhede van grond en geboue is vir insae deur lede of hul gevolmagtigdes beskikbaar by die geregistreerde kantore van die maatskappye aan wie die eiendomme behoort. Die direkteure is van mening dat die markwaarde van geboue die boekwaarde oorskry.

2. Beleggingseiendomme

	2002 Kosprys R miljoen	2002 Opgelope waardevermindering R miljoen	2002 Netto waarde R miljoen	2001 Kosprys R miljoen	2001 Opgelope waardevermindering R miljoen	2001 Netto waarde R miljoen
Grond	3	–	3	3	–	3
Geboue	23	6	17	22	5	17
	26	6	20	25	5	20

Waardeverminderingskoerse is soos volg:	2002 %	2001 %
Geboue	2	2

Rekonsiliasie van drawaarde aan die begin en einde van die jaar	*Grond* R miljoen	*Geboue* R miljoen	2002 R miljoen	2001 R miljoen
Saldo's op 1 April – soos voorheen gerapporteer	3	23	26	26
Aansuiwerings ten opsigte van vorige jare	–	(6)	(6)	(6)
Aangesuiwerde saldo's op 1 April	3	17	20	20
Toevoegings	–	*	*	4
Waardevermindering	–	*	*	*
Besighede vervreem	–	–	–	(4)
Saldo's op 31 Maart	3	17	20	20

** Bedrae kleiner as R500 000*

Die billike waarde van beleggingseiendomme op 31 Maart 1999 was R86 miljoen. Daardie waardasies was op 'n markverwante basis deur 'n onafhanklike gekwalifiseerde waardeerder gedoen. Waardasies van beleggingseiendomme soos op 1 Oktober 2001 vir die doeleindes van belasting op kapitaalwins word tans gedoen.

Die registers met volledige besonderhede van beleggingseiendomme is vir insae deur lede of hul gevolmagtigdes beskikbaar by die geregistreerde kantore van die maatskappye aan wie die eiendomme behoort.

3. Klandisiewaarde en handelsmerke

	2002 Kosprys of waardasie R miljoen	2002 Opgelope amortisasie R miljoen	2002 Netto waarde R miljoen	2001 Kosprys of waardasie R miljoen	2001 Opgelope amortisasie R miljoen	2001 Netto waarde R miljoen
Klandisiewaarde	2 759	138	2 621	2 759	–	2 759
Handelsmerke	146	80	66	144	69	75
	2 905	218	2 687	2 903	69	2 834

Amortisasiekoerse is soos volg:	2002 %	2001 %
Klandisiewaarde	5	5
Handelsmerke	4 – 6⅔	4 – 6⅔

Rekonsiliasie van drawaarde aan die begin en einde van die jaar	*Klandisiewaarde* R miljoen	*Handelsmerke* R miljoen	2002 R miljoen	2001 R miljoen
Saldo's aan die begin van die jaar	2 759	75	2 834	80
Toevoegings	*	–	*	2 760
Vervreemdings	–	(1)	(1)	–
Amortisasie	(138)	(9)	(147)	(7)
Ander	–	1	1	1
Saldo's aan die einde van die jaar	2 621	66	2 687	2 834

** Bedrae kleiner as R500 000*

4. BELEGGINGS – GEASSOSIEERDE MAATSKAPPYE
(Bylaes B & C)

	2002 Genoteer R miljoen	2002 Ongenoteer R miljoen	2002 Totaal R miljoen	2001 Genoteer R miljoen	2001 Ongenoteer R miljoen	2001 Totaal R miljoen
Aandele – teen kosprys min klandisiewaarde	4 466	359	4 825	4 414	471	4 885
Ekwiteitsaansuiwering	2 300	9 781	12 081	1 366	6 871	8 237
Drawaarde	6 766	10 140	16 906	5 780	7 342	13 122
Skuldbriewe en langtermynlenings	–	52	52	–	42	42
	6 766	10 192	16 958	5 780	7 384	13 164
Markwaardes van genoteerde beleggings	10 786		10 786	9 943		9 943
Direkteurswaardasies van ongenoteerde beleggings		30 895	30 895		18 442	18 442
Markwaardes en direkteurswaardasies	10 786	30 895	41 681	9 943	18 442	28 385
Oorskot van markwaardes en direkteurswaardasies bo boekwaarde van beleggings en toepaslike klandisiewaarde: – toeskryfbaar aan eie lede			22 102			12 462

'n Wesentlike gedeelte, naamlik R29 070 miljoen (2001: R17 796 miljoen) van die direkteurswaardasies van ongenoteerde beleggings hierbo is gebaseer op die beurspryse van onderliggende genoteerde aandele wat deur die betrokke ongenoteerde beleggings gehou word.

Die waardasies van die ander ongenoteerde beleggings wat nie onderliggende genoteerde aandele hou nie, was in vorige jare op 'n konserwatiewe grondslag intern gedoen. Die waardasies soos op 31 Maart 2002 van die meer belangrike van daardie ongenoteerde beleggings is gebaseer op die menings van onafhanklike professionele kundiges.

Waardasies van ongenoteerde beleggings soos op 1 Oktober 2001 vir die doeleindes van belasting op kapitaalwins word tans deur 'n onafhanklike professionele kundige gedoen en is nog nie afgehandel nie.

	2002 R miljoen	2001 R miljoen
5. BELEGGINGS – FILIAALMAATSKAPPYE EN ANDER (Bylaes A & B)		
5.1 Die maatskappy		
Ongenoteerde filiaalmaatskappye en ander:		
Voorskotte en lenings	8 009	7 357

5. Beleggings – filiaalmaatskappye en ander *(vervolg)*

	2002 Genoteer R miljoen	2002 Ongenoteer R miljoen	2002 Totaal R miljoen	2001 Genoteer R miljoen	2001 Ongenoteer R miljoen	2001 Totaal R miljoen
5.2 Gekonsolideerd						
Beleggings – Ander						
Aandele – teen kosprys	50	65	115	50	65	115
Markwaardes van genoteerde beleggings	136		136	131		131
Direkteurswaardasies van ongenoteerde beleggings		73	73		75	75
Markwaardes en direkteurswaardasies	136	73	209	131	75	206
Oorskot van markwaardes en direkteurs-waardasies bo boekwaarde van beleggings:						
– toeskryfbaar aan eie lede			94			90
– toeskryfbaar aan minderheid			*			1
			94			91

* *Bedrae kleiner as R500 000*

6. Voorraad

	2002 R miljoen	2001 R miljoen
Grondstowwe	387	302
Klaarprodukte	164	171
Onvoltooide werk	11	13
Verbruiksgoedere	54	52
	616	538

Die waarde van voorraad wat 'n afwaartse waardering tot netto realiseerbare waarde ondergaan het en wat in die totale voorraad hierbo ingesluit is, beloop R1 miljoen (2001: R3 miljoen).

7. Aandelekapitaal

	2002 R miljoen	2001 R miljoen
Gemagtig		
512 493 650 Gewone aandele van 1 sent elk	5.1	5.1
40 506 352 B-gewone aandele van 10 sent elk	4.1	4.1
	9.2	9.2
Uitgereik		
486 493 650 (2001: 486 493 650) Gewone aandele van 1 sent elk	4.9	4.9
35 506 352 (2001: 35 506 352) B-gewone aandele van 10 sent elk	3.5	3.5
	8.4	8.4

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

7. AANDELEKAPITAAL *(vervolg)*
Elke gewone aandeel dra een stem.
Elke B-gewone aandeel dra tien stemme.

Die onuitgereikte kapitaal van die maatskappy bestaan uit 26 000 000 gewone aandele en 5 000 000 B-gewone aandele wat beide vir die Remgro Aandeleskema gereserveer is. Die maatskappy het tydens 'n algemene vergadering hierdie aandele onder die beheer van die direksie geplaas as 'n algemene magtiging in terme van artikel 221(2) van die Maatskappywet, 1973 (Wet 61 van 1973), soos gewysig (die Wet) onderhewig aan die bepalings van die Wet en die Reëls en Vereistes van die JSE tot en met die volgende algemene jaarvergadering van die maatskappy vir toewysing en uitreiking aan sodanige persone as wat die direksie mag goeddink.

Die huidige stand van die Remgro Aandeleskema is soos volg:

	Gemiddelde aandbodprys	Aantal aandele
Gewone aandele aangebied en aanvaar:		
Vorige finansiële jaar	44.13	3 879 290
Huidige finansiële jaar	53.50	73 348
Totaal aanvaar op 31 Maart 2002	44.31	3 952 638

Besonderhede met betrekking tot die aandeleskema en die huidige jaar se aanbiedinge word in die verslag van die raad van direkteure verstrek.

	2002 R miljoen	2001 R miljoen
8. RESERWES		
8.1 Samestelling van reserwes		
Die maatskappy:		
Verdeelbare reserwes	8 000	7 350
Filiaalmaatskappye en gesamentlike ondernemings	4 205	4 037
Nie-verdeelbare reserwes	229	151
Verdeelbare reserwes	3 976	3 886
Geassosieerde maatskappye:		
Nie-verdeelbare reserwes	11 834	7 992
	24 039	19 379
Ingesluit by algemene kapitaalreserwes is:		
Statutêre nie-verdeelbare reserwes	9	9

8.2 By die onderskeie reserwes hierbo is daar reserwes ingesluit wat ontstaan uit omrekening van buitelandse valuta

	Algemene kapitaal-reserwes R miljoen	*Ekwiteits-reserwes* R miljoen	*On-verdeelde wins* R miljoen	2002 Totaal R miljoen	2001 Totaal R miljoen
Saldo's op 1 April	45	2 458	–	2 503	1 611
Wisselkoersaanpassings gedurende die jaar	98	1 996	37	2 131	892
Oordrag van ekwiteitsaansuiwering		58	(58)	–	–
Saldo's op 31 Maart	143	4 512	(21)	4 634	2 503

9. Aftreevoordele

9.1 Uitdienstredingsvoordele

Die maatskappy en sy filiale het verskeie omskrewevoordeel-pensioenfondse, omskrewebydrae-pensioenfondse en omskrewebydrae-voorsorgfondse wat onafhanklik van die finansies van die groep privaat geadministreer word. Al die fondse word deur die Wet op Pensioenfondse, 1956, beheer. Alle besoldigde werknemers is verplig om lidmaatskap van een van die fondse te aanvaar.

Die omskrewevoordeel-pensioenfondse word elke jaar hersien en elke derde jaar deur onafhanklike aktuarisse volgens die metode vir geprojekteerde kredieteenhede gewaardeer. Die ander fondse word elke jaar finansieel hersien.

	Bates	
	2002	2001
	R miljoen	R miljoen
Balansstaat		
Bedrae wat in die balansstaat erken word, is soos volg:		
Huidige waarde van befondsde verpligtinge	**(248)**	(271)
Billike waarde van fondsbates	**324**	316
Befondsing status	**76**	45
Onerkende aktuariële winste	**(27)**	*
Pensioenfondssurplus-beperking**	**(49)**	(45)
Netto bate in balansstaat	**Nul**	Nul
Beweging vir die jaar:		
Saldo's op 1 April	**–**	–
Pensioenfondssurplus-beperking**	**(4)**	(5)
Totale uitgawe	**(14)**	(10)
Bydraes	**18**	15
Saldo's op 31 Maart	**Nul**	Nul

* *Bedrae kleiner as R500 000*

** *Die pensioenfondssurplus word nie as 'n bate in die balansstaat erken nie aangesien die surplusverdelingsproses volgens die Pensioenfondswetgewing nog nie afgehandel is nie.*

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

	Bates 2002 R miljoen	Bates 2001 R miljoen
9. AFTREEVOORDELE *(vervolg)*		
9.1 Uitdienstredingsvoordele *(vervolg)*		
Inkomstestaat		
Bedrae wat in die inkomstestaat erken word, is soos volg:		
Huidige dienskoste	(17)	(15)
Rente op verpligting	(38)	(33)
Verwagte opbrengs op fondsbates	41	38
Netto aktuariële winste/(verliese) in die jaar erken	*	–
Totale uitgawes	(14)	(10)
Pensioenfondssurplus-beperking	(4)	(5)
Totale ingesluit by personeelkoste	(18)	(15)
Werklike opbrengs op fondsbates	59	41

* *Bedrae kleiner as R500 000*

Belangrikste aktuariële aannames op balansstaatdatum	%	%
Diskontokoers	11.5	14.5
Verwagte opbrengs op fondsbates	11.5 – 12.0	14.5 – 15.0
Toekomstige salarisverhogings	8.0 – 10.5	11.0 – 13.5
Toekomstige pensioenverhogings	6.5	9.5
Inflasiekoers	6.5	9.5

	Laste 2002 R miljoen	Laste 2001 R miljoen
9.2 Na-aftrede mediese voordele		
Balansstaat		
Bedrae wat in die balansstaat erken word, is soos volg:		
Huidige waarde van befondsde verpligtinge	74	53
Beweging vir die jaar:		
Saldo's op 1 April – soos voorheen gerapporteer	33	31
Vorige jaar aansuiwering	20	20
Aangesuiwerde saldo's aan die begin van die jaar	53	51
Totale uitgawes in die inkomstestaat erken	22	4
Bydraes	(1)	(2)
Saldo's op 31 Maart	74	53

	Laste 2002 R miljoen	2001 R miljoen
9. Aftreevoordele *(vervolg)*		
9.2 Na-aftrede mediese voordele *(vervolg)*		
Inkomstestaat		
Bedrae wat in die inkomstestaat erken word, is soos volg:		
Huidige dienskoste	11	2
Rente op verpligting	5	2
Netto aktuariële winste/(verliese) in die jaar erken	6	*
Totale ingesluit by personeelkoste	22	4

* *Bedrae kleiner as R500 000*

Belangrikste aktuariële aannames op die balansstaatdatum	%	%
Diskontokoers	10.5 – 13.0	11.3 – 13.0
Toekomstige salarisverhogings	8.3 – 10.0	9.6 – 10.0
Jaarlikse verhoging in gesondheidsorgkoste	11.0 – 12.6	10.0 – 11.0

	2002 R miljoen	2001 R miljoen
10. Langtermyn rentedraende lenings		
25 jaar aflosbare skuldbriewe met 'n effektiewe rentekoers van 15.38% per jaar. Die netto verpligting, na aftrekking van 'n belegging van R72 miljoen in gekoppelde finansiële instrumente, bedra	–	73
Netto aanspreeklikhede ingevolge verskeie gekapitaliseerde bruikhure en afbetalingskredietooreenkomste, ná aftrekking van 'n belegging van R106 miljoen (2001: R89 miljoen) in gekoppelde finansiële instrumente, betaalbaar in maandelikse, halfjaarlikse en jaarlikse paaiemente teen effektiewe rentekoerse tussen 6.56% en 19.52% per jaar, bedra	118	182
Hierdie verpligtinge is verseker deur masjinerie en toerusting met 'n boekwaarde van R452 miljoen (2001: R467 miljoen).		
Verskeie lenings met wisselende termyne en rentekoerse	13	15
	131	270
Paaiemente betaalbaar eersvolgende jaar oorgedra na korttermyn rentedraende lenings	90	59
	41	211
Betaalbaar – twee tot vyf jaar	41	139
Betaalbaar daarna	–	72
	41	211

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

	2002 R miljoen	2001 R miljoen
11. KORTTERMYN RENTEDRAENDE LENINGS		
Korttermynlenings	–	20
Langtermyn rentedraende lenings betaalbaar eersvolgende jaar	90	59
Oortrokke bankrekeninge	20	10
	110	89

	Regsgedinge R miljoen	*Verlof* R miljoen	*Ander** R miljoen	2002 R miljoen	2001 R miljoen
12. VOORSIENINGS					
Saldo's op 1 April	12	35	37	84	85
Wisselkoersverskille	–	–	4	4	–
Addisionele voorsienings	18	3	13	34	18
Ongebruikte bedrae – teruggeskryf	–	–	(20)	(20)	(15)
	30	38	34	102	88
Voorsienings gebruik gedurende die jaar	–	(2)	(18)	(20)	(4)
Saldo's op 31 Maart	30	36	16	82	84

* *Verskeie kleiner voorsienings*

13. OMSET

Omset van die maatskappy en sy filiaalmaatskappye bestaan uit netto verkope van produkte, voltooide kontrakte en identifiseerbare gedeeltes van kontrakte aan kliënte gelewer, fooie, huur, asook dividende en rente. Intergroeptransaksies word uitgeskakel.

Weens die aard en samestelling van die groep is dit nie sinvol om finansiële verhoudings op die omset te baseer nie.

	2002 R miljoen	2001 R miljoen
Omset, uitgesluit dividende en rente	6 729	5 735
Dividende en rente	1 712	1 623
Totale omset	8 441	7 358

	2002 R miljoen	2001 R miljoen
14. Bedryfswins		
Bedryfswins word getoon nadat die volgende in aanmerking geneem is:		
Inkomste		
Eiendomshuurinkomste	7	8
Oorskot met verkoop van eiendom, aanleg en toerusting	3	–
Rente ontvang – ongenoteerde beleggings en deposito's	235	108
Wisselkoerswinste	15	1
Uitgawes		
Administrasie- en bestuursgelde – netto korporatiewe koste	59	60
Betaal aan M&I Bestuursdienste (Eiendoms) Beperk ten opsigte van kostes	58	56
Donasies	10	14
	68	70
Min: fooie ontvang	(9)	(10)
Amortisasie van handelsmerke	9	7
Eiendomsuitgawes	1	1
Huur	50	45
Grond en geboue	31	30
Masjinerie en toerusting	4	4
Voertuie	9	7
Kantoortoerusting	6	4
Koste van verkope	4 760	4 014
Navorsing- en ontwikkelingskoste afgeskryf	12	5
Ouditeursvergoeding – ouditgelde	5	5
– ander dienste	1	1
Professionele gelde	7	5
Verlies met verkoop van eiendom, aanleg en toerusting	–	1
Verlies met verkoop van handelsmerke	1	–
Waardedaling van bates	(1)	16
Waardevermindering	184	169
Geboue	24	18
Masjinerie en toerusting	144	138
Voertuie	15	12
Kantoortoerusting	1	1
Waardevermindering op beleggingseiendomme	*	*

** Bedrae kleiner as R500 000*

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

	Die maatskappy 2002 R miljoen	Die maatskappy 2001 R miljoen	Gekonsolideerd 2002 R miljoen	Gekonsolideerd 2001 R miljoen
15. Dividendinkomste				
Ingesluit by bedryfswins				
Genoteer	–	–	3	29
Ongenoteer – Filiaalmaatskappye	1 584	301		
– Ander	–	–	5	4
	1 584	301	8	33
Dividende vanaf geassosieerde maatskappye teen beleggings verreken			1 469	1 482

	2002 R miljoen	2001 R miljoen
16. Amortisasie van klandisiewaarde		
Filiaalmaatskappye	138	–
Geassosieerde maatskappye	276	159
	414	159
17. Uitsonderlike items		
Uitsonderlike items van filiaalmaatskappye:		
Herstrukturerings- en sluitingskoste	*	(7)
Netto kapitaalsurplus/(-verlies) met verkoop van beleggings en besighede	(18)	1 518
Netto kapitaalsurplus met verkoop van eiendom, aanleg en toerusting	–	16
Ander	(2)	(4)
Totaal voor belasting – per inkomstestaat	(20)	1 523
Belasting	18	(3)
Totaal na belasting	(2)	1 520
Toeskryfbaar aan minderhede	1	(2)
Toeskryfbaar aan eie lede	(1)	1 518
Belang in uitsonderlike items van geassosieerde maatskappye – per inkomstestaat	(350)	2 023
Herstruktureringskoste	(148)	(273)
Kapitaalsurplus met aflossing van omskepbare aflosbare voorkeuraandele in British American Tobacco Plc.	–	2 202
Netto kapitaalverlies met verkoop van beleggings en besighede	(250)	–
Ander	(19)	(43)
Belasting daarop	65	123
Toeskryfbaar aan minderhede van geassosieerde maatskappye	2	14
Totaal	(351)	3 541

* *Bedrae kleiner as R500 000*

	2002 R miljoen	2001 R miljoen
18. Belasting		
18.1 Belasting in inkomstestaat		
Lopend	130	106
– huidige jaar – Suid-Afrikaanse normale belasting	110	69
– Buitelandse belasting	35	41
	145	110
– vorige jaar – Suid-Afrikaanse normale belasting	(19)	(2)
– Buitelandse belasting	4	(2)
Sekondêre belasting op maatskappye	5	3
Uitgestel – huidige jaar	43	(10)
– vorige jaar	(6)	10
	172	109

18.2 Rekonsiliasie van effektiewe belastingkoers van die maatskappy en sy filiale met standaardkoers	%	%
Effektiewe belastingkoers	28.7	5.4
Verlaging/(verhoging) in standaardkoers as gevolg van:		
Permanente verskille	(6.8)	22.0
Buitelandse belasting	(1.9)	(0.6)
Tydsberekeningsverskille nie voorsien nie	(6.1)	–
Belasting ten opsigte van vorige jare	3.4	(0.3)
Belastingverliese van vorige tydperke benut	12.3	5.2
Belastingverliese wat in toekomstige tydperke benut kan word	1.2	(1.5)
Sekondêre belasting op maatskappye	(0.8)	(0.2)
Standaardkoers	30.0	30.0

	2002 R miljoen	2001 R miljoen
18.3 Uitgestelde belasting		
Belastingaanspreeklikheid		
Uitgestelde belasting ten opsigte van:		
Eiendom, aanleg en toerusting	116	103
Voorraad	81	74
Voorsienings	(67)	(51)
Ander	95	117
Belastingverliese aangewend	(130)	(197)
	95	46
Uitgestelde belastingbate		
Uitgestelde belasting ten opsigte van:		
Belastingverliese aangewend	(17)	(9)
Netto uitgestelde belasting	78	37

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE
vir die jaar geëindig 31 Maart 2002

	2002 R miljoen	2001 R miljoen
18. Belasting *(vervolg)*		
18.3 Uitgestelde belasting *(vervolg)*		
Die beweging tussen begin- en eindsaldo van uitgestelde belasting kan soos volg ontleed word:		
Begin van die jaar		
Soos voorheen getoon	37	42
Vorige jaar aansuiwerings	*	(6)
Aangesuiwerde saldo	37	36
Bewegings gedurende die jaar toeskryfbaar aan:		
Eiendom, aanleg en toerusting	13	(11)
Voorraad	7	–
Voorsienings	(16)	(31)
Ander	(22)	(6)
Belastingverliese aangewend	59	49
	78	37

* *Bedrae kleiner as R500 000*

	2002 R miljoen	2001 R miljoen
18.4 Belastingverliese		
Beraamde belastingverliese wat beskikbaar is vir verrekening teen toekomstige belasbare inkomste	492	779
Belastingverliese gedurende die jaar aangewend om uitgestelde belasting te verlaag	223	192
18.5 Sekondêre belasting op maatskappye (SBM)		
Die SBM krediete op 31 Maart, wat teen toekomstige dividendbetalings aangewend kan word, bedra	2 741	2 044
– Die maatskappy	990	340
– Volfiliaalmaatskappye	1 751	1 704

	2002 R miljoen	2001 R miljoen
19. Ekwiteitsaansuiwering		
Belang in netto wins van geassosieerde maatskappye:		
Bedryfswins	6 161	4 569
Amortisasie van klandisiewaarde	(276)	(159)
Uitsonderlike items	(417)	1 886
Belang in netto wins van geassosieerde maatskappye – voor belasting	5 468	6 296
Belasting	(1 984)	(1 278)
Normale bedrywighede	(2 049)	(1 401)
Uitsonderlike items	65	123
Na belasting	3 484	5 018
Belang in minderheid van geassosieerde maatskappye	(229)	(253)
Belang in netto toedeelbare wins van geassosieerde maatskappye	3 255	4 765
Dividende ontvang van geassosieerde maatskappye	1 469	1 482
Belang in netto wins deur geassosieerde maatskappye behou	1 786	3 283
Wisselkoersverskille met omrekening tussen gemiddelde koerse en jaareindkoerse	58	315
Ekwiteitsaansuiwering oorgeplaas na nie-verdeelbare reserwes (Verwys state van veranderinge in ekwiteit)	1 844	3 598
Gedeelte van die belang in netto wins/(verlies), na uitsonderlike items en amortisasie, deur geassosieerde maatskappye behou, wat verantwoord is vanuit ongeouditeerde tussenverslae en bestuurstate	467	263

Die rekeningkundige beleid van geassosieerde maatskappye is nie in alle gevalle in ooreenstemming met dié van die maatskappy nie. Geen aansuiwerings word gemaak nie, aangesien die uitwerking nie wesentlik is nie.

	2002 R miljoen	2001 R miljoen
20. Minderheidsbelang		
Filiale en gesamentlike ondernemings	151	109
Belang in minderheid van geassosieerde maatskappye	229	253
	380	362

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

21. VERDIENSTE PER AANDEEL

Verdienste per aandeel

In die berekening van wesens- en basiese verdienste per aandeel is die totale aantal uitgereikte aandele in berekening gebring.

Verwaterde verdienste per aandeel

In die berekening van verwaterde wesens- en basiese verdienste per aandeel is die totale aantal uitgereikte aandele aangepas vir die verwateringseffek van die aandele deur die Remgro Aandeleskema aan deelnemers aangebied. Geen aanpassing is aan verdienste gemaak nie.

Die verskil tussen die aandele deur deelnemers aanvaar en die getal aandele wat teen billike waarde uitgereik sou gewees het, word geag 'n uitgifte van gewone aandele sonder teenprestasie te wees. Hierdie toegerekende aandele bedra 1 010 516 (2001: 381 837) en is bygetel by die totale aantal uitgereikte aandele ten einde die verwateringseffek te bereken.

	GEKONSOLIDEERD		DIE MAATSKAPPY	
	2002	2001	**2002**	2001
	R miljoen	R miljoen	**R miljoen**	R miljoen
22. KONTANTVLOEI INLIGTING				
22.1 Aansuiwerings				
Waardevermindering, amortasie van klandisiewaarde en handelsmerke	**331**	176	**–**	–
Ander	**42**	43	**–**	–
Beweging in voorsienings	**19**	1	**–**	–
Rente ontvang	**(235)**	(108)	**–**	–
Rente betaal	**58**	67	**–**	–
Dividende ontvang	**(8)**	(33)	**(1 584)**	(301)
Kapitaalverlies/(-surplus) met verkoop van beleggings	**18**	(1 536)	**–**	(18)
	225	(1 390)	**(1 584)**	(319)
22.2 Afname/(toename) in bedryfskapitaal				
Afname/(toename) in voorraad	**(78)**	(70)	**–**	–
Afname/(toename) in handels- en ander debiteure	**(237)**	(179)	**–**	–
(Afname)/toename in handels- en ander krediteure	**1**	13	**1**	–
	(314)	(236)	**1**	–
22.3 Rekonsiliasie van dividende ontvang				
Ontvangbaar aan die begin van die jaar	**153**	66	**–**	–
Per inkomstestaat	**8**	34	**1 584**	301
Dividende vanaf geassosieerde maatskappye teen beleggings verreken	**1 469**	1 480		
Dividende nie in kontant ontvang nie	**–**	(272)	**–**	–
Ontvangbaar aan die einde van die jaar	**(3)**	(153)	**–**	–
Kontant ontvang	**1 627**	1 155	**1 584**	301

	Gekonsolideerd 2002 R miljoen	Gekonsolideerd 2001 R miljoen	Die maatskappy 2002 R miljoen	Die maatskappy 2001 R miljoen
22. Kontantvloei inligting *(vervolg)*				
22.4 Rekonsiliasie van dividende betaal				
Per staat van veranderinge in ekwiteit	(934)	(292)	(934)	(292)
Betaal deur filiaalmaatskappye aan minderheid	(34)	(11)		
Kontant betaal	(968)	(303)	(934)	(292)
22.5 Rekonsiliasie van belasting betaal met bedrag getoon in inkomstestaat				
Vooruitbetaal aan die begin van die jaar	18	18	2	–
Onbetaald aan die begin van die jaar	(36)	(40)	–	–
Per inkomstestaat	(135)	(112)	–	–
– normale inkomste	(148)	(106)	–	–
– uitsonderlike items	18	(3)	–	–
– SBM	(5)	(3)	–	–
Onbetaald aan die einde van die jaar	47	36	–	–
Vooruitbetaal aan die einde van die jaar	(5)	(18)	(1)	(2)
Kontant betaal	(111)	(116)	1	(2)

	2002 R miljoen	2001 R miljoen
23. Personeelkoste – van filiaalmaatskappye		
Salarisse en lone	967	922
Uitdienstredingsvoordele	5	5
Pensioenkoste – vaste bydrae	38	49
Pensioenkoste – vaste voordeel	18	15
Ander na-aftrede voordele	22	4
Ander	76	68
	1 126	1 063

	Aantal	Aantal
Aantal werknemers van filiaalmaatskappye aan die einde van die jaar:		
Suid-Afrika	10 950	11 580
Buiteland	1 139	1 129
	12 089	12 709

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

24. DIREKTEURSVERGOEDING

	2002			2001		
	Uitvoerend **R'000**	***Nie-uitvoerend*** **R'000**	***Totaal*** **R'000**	*Uitvoerend* R'000	*Nie-uitvoerend* R'000	*Totaal* R'000
Salarisse en fooie	5 782.3	229.0	6 011.3	4 246.1	141.0	4 387.1
Aftreefonds bydraes	984.5		984.5	899.1		899.1
Ander voordele	887.2		887.2	827.8		827.8
	7 654.0	229.0	7 883.0	5 973.0	141.0	6 114.0
Betaal deur:						
Die maatskappy			229.0			141.0
Bestuursmaatskappy			7 654.0			5 973.0
			7 883.0			6 114.0

	Salarisse en fooie **R'000**	***Aftree-fonds*** **R'000**	***Ander voordele***[6] **R'000**	**2002 Totaal R'000**	2001 Totaal R'000
Uitvoerend					
W E Bührmann	820.1	162.7	172.2	1 155.0	1 100.0
D M Falck [1]	941.3	137.1	171.6	1 250.0	875.0
J A Preller	674.1	109.9	146.0	930.0	750.0
M H Visser [2]	2 577.7	422.2	199.1	3 199.0	2 213.0
T van Wyk	769.1	152.6	198.3	1 120.0	1 035.0
Sub-totaal	5 782.3	984.5	887.2	7 654.0	5 973.0

	Fooie **R'000**	***Aftree-fonds*** **R'000**	***Ander*** **R'000**	**2002 Totaal R'000**	2001 Totaal R'000
Nie-uitvoerend					
G D de Jager	30.0			30.0	30.0
P J Erasmus [3]	45.0			45.0	45.0
P K Harris [4]	10.0			10.0	–
E Molobi	30.0			30.0	30.0
J F Mouton [5]	39.0			39.0	–
F Robertson [5]	39.0			39.0	–
P G Steyn [1]	36.0			36.0	36.0
Sub-totaal	229.0			229.0	141.0
Totaal	6 011.3	984.5	887.2	7 883.0	6 114.0

1. Mnre D M Falck en P G Steyn is lede van die ouditkomitee.
2. Mnr M H Visser verdien addisioneel tot bostaande, direkteursgelde van GBP50 000 per jaar by British American Tobacco Plc, 'n geassosieerde maatskappy.
3. Mnr P J Erasmus tree op as voorsitter van die ouditkomitee en is lid van die vergoedingskomitee.
4. Mnr P K Harris is lid van die vergoedingskomitee.
5. Mnre J F Mouton en F Robertson is lede van die ouditkomitee en lede van die vergoedingskomitee.
6. Voordele sluit in mediesefonds-bydraes en motorvoordele.

24. DIREKTEURSVERGOEDING *(vervolg)*

Sekere nie-uitvoerende direkteure is werknemers van M&I Bestuursdienste (Edms) Beperk (M&I), 'n diensmaatskappy wat bestuursdienste aan hierdie maatskappy (Remgro) verskaf. Remgro betaal 'n maandelikse diensfooi aan M&I. Die vergoeding van hierdie nie-uitvoerende direkteure betaal deur M&I, was soos volg:

	Salarisse en fooie R'000	*Aftree-fonds* R'000	*Ander voordele* R'000	2002 Totaal R'000	2001 Totaal R'000
Nie-uitvoerend					
P E Beyers	826.8	164.0	89.2	1 080.0	1 000.0
J W Dreyer	1 007.0	199.8	89.2	1 296.0	1 200.0
E de la H Hertzog	448.9	84.5	66.6	600.0	500.0
J P Rupert*	1 585.7	314.5	199.8	2 100.0	1 500.0
	3 868.4	762.8	444.8	5 076.0	4 200.0

* Mnr J P Rupert tree op as voorsitter van die vergoedingskomitee.

25. REMGRO AANDELESKEMA

Geen aandele is in die finansiële jaar tot 31 Maart 2002 aan direkteure aangebied nie. (Verwys ook na die verslag van die raad van direkteure):

Huidige status
– gewone aandele

Deelnemer	*Aandele aanvaar voor 31 Maart 2001*	*Aanbod-prys (Rand)*	*Aantal aandele betaal en gelewer*	*Balans van aandele aanvaar tot 31 Maart 2002*
Uitvoerend				
W E Bührmann	275 229	43.6	geen	275 229
D M Falck	458 716	43.6	geen	458 716
J A Preller	73 394	43.6	geen	73 394
M H Visser	733 945	43.6	geen	733 945
T van Wyk	33 195	48.2	geen	33 195
T van Wyk	73 394	43.6	geen	73 394
Sub-totaal	1 647 873			1 647 873
Nie-uitvoerend				
P E Beyers	286 697	43.6	geen	286 697
J W Dreyer	286 697	43.6	geen	286 697
E de la H Hertzog	172 018	43.6	geen	172 018
J P Rupert	414 938	48.2	geen	414 938
Sub-totaal	1 160 350			1 160 350
Totaal	2 808 223			2 808 223

AANTEKENINGE BY DIE FINANSIËLE JAARSTATE

vir die jaar geëindig 31 Maart 2002

	2002 R miljoen	2001 R miljoen
26. VERPLIGTINGE		
Kapitaalverpligtinge	112	100
Onafgehandelde kontrakte vir kapitaaluitgawes	48	25
Kapitaaluitgawes gemagtig waarvoor nog nie gekontrakteer is nie	64	75
Bedryfshuurverpligtinge	238	105
Betaalbaar binne een jaar	34	30
Betaalbaar – twee tot vyf jaar	188	56
Betaalbaar daarna	16	19
	350	205

Bostaande verpligtinge sal uit eie bronne en geleende fondse gefinansier word.

27. LENINGSBEVOEGDHEDE

Daar is geen beperking op die leningsbevoegdhede van die maatskappy en sy filiale ten opsigte van lenings en gewaarborgde skulde nie.

28. FINANSIËLE INSTRUMENTE

28.1 Kredietrisiko

Finansiële bates wat onderhewig is aan kredietrisiko, bestaan hoofsaaklik uit kontant en kontantekwivalente en handels- en ander debiteure. Kontant en kontantekwivalente word by verskeie finansiële instellings geplaas onderhewig aan goedgekeurde limiete. Al die betrokke instellings geniet hoë status. Handels- en ander debiteure word getoon netto van voorsiening vir twyfelagtige skuld.

28.2 Rentekoersrisiko

Filiaalmaatskappye volg algemeenlik 'n beleid om te verseker dat lenings teen markverwante koerse aangegaan word, ten einde rentekoersrisiko's te beperk.

28.3 Termynvalutakontrakte

Filiaalmaatskappye onderneem transaksies in buitelandse valuta en gevolglik ontstaan daar blootstelling aan veranderinge in wisselkoerse. Wanneer nodig geag, word hierdie blootstelling verskans deur die gebruik van termynvalutakontrakte.

Die volgende wesentlike termynvalutakontrakte het bestaan op 31 Maart 2002:

Buitelandse valuta		*Valuta bedrag* miljoen	*Gemiddelde vooruitkoers*	*Randbedrag* R miljoen
Koop:	VSA dollar (USD)	2.9	11.38	33.5
	Britse pond (GBP)	0.5	16.50	8.0
	Europese euro	2.9	9.87	28.9
	Ander			1.1
Verkoop:	VSA dollar (USD)	14.3	11.36	162.4
	Europese euro	2.8	9.82	27.2
	Ander			0.3

28.4 Billike waarde

Op 31 Maart 2002 en 2001 is die billike waarde van die finansiële instrumente gelyk aan hul drawaarde.

		2002 R miljoen	2001 R miljoen
29.	**WAARBORGE EN VOORWAARDELIKE AANSPREEKLIKHEDE**		
29.1	**Waarborge**		
	Waarborge deur filiaalmaatskappye	79	21
29.2	**Voorwaardelike aanspreeklikhede**		
	Verkoopopsie	13	19
	Onafgehandelde regsgedinge	52	26
	Ander	12	1
		77	46

30. VERWANTE PARTY INLIGTING

Transaksies

Verwante party transaksies word op 'n armlengte grondslag aangegaan.

Filiale

Besonderhede van beleggings in en inkomste van filiale verskyn in aantekeninge 5 en 15 onderskeidelik, asook in Bylaag A.

Geassosieerde maatskappye

Besonderhede van beleggings in en inkomste vanaf geassosieerde maatskappye verskyn in aantekeninge 4 en 19 onderskeidelik, asook in Bylaes B en C. Rente inkomste vanaf geassosieerde maatskappye bedra R87 miljoen (2001: R48 miljoen) en is ingesluit in rente ontvang. Rente betaal aan geassosieerde maatskappye bedra R10 miljoen (2001: R9 miljoen) en is ingesluit in finansieringskoste.

Direkteure

Inligting oor direkteursvergoeding en aandeelhouding in die maatskappy verskyn in aantekeninge 24 en 25 en in die verslag van die raad van direkteure.

Aandeelhouers

Besonderhede van die hoofaandeelhouer verskyn in die verslag van die raad van direkteure. 'n Gedetaileerde ontleding van aandeelhouers verskyn op bladsy 57 van die jaarverslag.

BYLAAG A

Belangrikste filiaalmaatskappye op 31 Maart 2002

Naam van maatskappy In Suid-Afrika geïnkorporeer tensy anders vermeld		Uitgereikte kapitaal R (tensy anders vermeld)	Effektiewe belang 2002 %	 2001 %	Gehou deur maatskappy Aandele 2002 R	 2001 R	 Lening 2002 R miljoen	 2001 R miljoen
Handelsmerkbelange								
Remgro International Holdings (Edms) Beperk		2	100.0	100.0	2	2		
Remgro Investments Limited – Jersey	(GBP)	1 201 610	100.0	100.0				
Finansiële dienste								
Financial Securities Beperk		250 000	100.0	100.0	250 000	250 000		
Nywerheidsbelange								
Industrial Partnership Investments Beperk		125 000	100.0	100.0	125 000	125 000		
Hunt Leuchars & Hepburn Holdings Beperk	* (1)	590 415 000	72.4	72.5				
– gehou deur Hunt Leuchars & Hepburn Holdings Beperk:								
– Robertsons Holdings (Edms) Beperk (100%)			72.4	72.5				
– Transvaal Suiker Beperk (100%)			72.4	72.5				
Rainbow Chicken Beperk	* (1)	1 084 108 000	55.7	55.9				
Wispeco Holdings Beperk		5 000 000	100.0	100.0				
Mynbelange								
Partnership in Mining Beperk		100	100.0	100.0	100	100		
Tegniese Mynbeleggings Beperk		2	100.0	100.0				
GFSA Holdings Beperk		120 000	100.0	100.0				
Korporatiewe finansies en ander belange								
Eikenlust (Edms) Beperk		100	100.0	100.0				
Entek Beleggings Beperk		810 630	62.1	60.9				
Historiese Huise van Suid-Afrika Beperk		555 000	51.4	51.4				
M.F.I. Investments (Edms) Beperk		2	100.0	100.0				
Remgro Finance and Services Beperk		100	100.0	100.0				
Remgro Finansieringskorporasie Beperk		300 000	100.0	100.0				
Remgro Leningskorporasie Beperk		700	100.0	100.0			7 997	7 345
Remgro Suid-Afrika (Edms) Beperk		48 614	100.0	100.0	96 506	96 506	12	12
Stellenryck Trust Beperk		700	100.0	100.0				
TTR Holdings (Edms) Beperk		7	100.0	100.0	7	7		
			Aantekening 5.1:		471 615	471 615	8 009	7 357

* *Genoteerde maatskappye*

(1) *Uitgereikte kapitaal sluit beide gewone aandele en verpligtend omskepbare voorkeuraandele in. Effektiewe belang word bepaal op 'n ten volle verwaterde grondslag.*

Besonderhede van diverse filiaalmaatskappye wat nie wesentlik is vir die beoordeling van die besigheid van die groep nie, word nie aangetoon nie.

(GBP) Britse pond.

BYLAAG B

Belangrikste beleggings op 31 Maart 2002

Naam van maatskappy In Suid-Afrika geïnkorporeer tensy anders vermeld		Genoteer 2002 Aandele gehou	Genoteer 2002 Effektiewe belang %	Genoteer 2001 Aandele gehou	Genoteer 2001 Effektiewe belang %	Ongenoteer 2002 Aandele gehou	Ongenoteer 2002 Effektiewe belang %	Ongenoteer 2001 Aandele gehou	Ongenoteer 2001 Effektiewe belang %
Handelsmerkbelange									
R&R Holdings Soc.An. – Luxembourg	(1)								
– gewone aandele						316 000	33.3	316 000	33.3
– skuldbriewe						870 516	33.3	870 516	33.3
– gehou deur R&R Holdings Soc.An.:									
– British American Tobacco Plc. – VK (31.5%)	(1)		10.5		10.5				
Remgro-KWV Beleggings Beperk	(2)					50	50.0	50	50.0
– gehou deur Remgro-KWV Beleggings Beperk:									
– Distell Groep Beperk (60%)			30.0		30.0				
Finansiële dienste									
RAB Beherend Beperk	(1)	274 109 670	23.1	274 109 670	23.1				
– gehou deur RAB Beherend Beperk:									
– FirstRand Beperk (32.8%)			7.6		7.6				
FirstRand Beperk	(1)	507 636 856	9.3	507 636 856	9.3				
Sagecor (Edms) Beperk	(1)					2 992	50.0	2 992	50.0
– gehou deur Sagecor (Edms) Beperk:									
– Sage Groep Beperk (17.7%)			8.9		9.0				
Sage Groep Beperk	(1)	10 724 315	7.1	10 724 315	7.3				
Universa (Edms) Beperk	(1)								
– gewone aandele						7 875	39.4	7 875	39.4
– voorkeuraandele						2 705 643	35.5	2 705 643	35.5
– gehou deur Universa (Edms) Beperk:									
– ABSA Groep Beperk (22.9%)			9.4		9.5				
Nywerheidsbelange									
Air Products South Africa (Edms) Beperk	(1)					4 500 000	50.0	4 500 000	50.0
Dorbyl Beperk	(1)	14 058 346	42.6	14 058 346	41.4				
Henkel South Africa (Edms) Beperk	(2)								
– gewone aandele						4 812 500	50.0	4 812 500	50.0
– preferente gewone aandele						12 550 000	50.0	12 550 000	50.0
Lenco Holdings Beperk	(1)		–		35.4				
– gehou deur Lenco Holdings Beperk:									
– Malbak Beperk			–		5.0				
Malbak Beperk	* (1)	276 742 707	58.0	233 454 540	48.9				
Total South Africa (Edms) Beperk	(2)					15 500 000	34.4	15 500 000	34.4
Mynbelange									
Gencor Beperk	(2)	37 995 039	10.9	37 995 039	10.9				
Trans Hex Groep Beperk	(1)	35 215 000	35.2	35 215 000	42.7				
Ander belange									
Medi-Clinic Korporasie Beperk	* (1)	178 577 982	52.3	178 577 982	51.1				
Business Partners Beperk	≠					28 696 220	16.0	28 696 220	16.0

Finansiële tydperk verantwoord:
(1) Twaalf maande tot 31 Maart 2002
(2) Twaalf maande tot 31 Desember 2001

≠ Nie 'n geassosieerde maatskappy nie.
* Medi-Clinic en Malbak: Slegs tydelik bo 50%.
VK – Verenigde Koninkryk.
Besonderhede van beleggings wat nie wesentlik is vir die beoordeling van die besigheid van die groep nie, word nie aangetoon nie.

BYLAAG C

Beduidende geassosieerde maatskappye – addisionele inligting

	RAB Beherend (Finansiële dienste) 2002	FirstRand (Finansiële dienste) 2002	ABSA Groep Beperk (Finansiële dienste) 2002	ABSA Groep Beperk (Finansiële dienste) 2001	R&R (Tabakbelange) 2002	R&R (Tabakbelange) 2001
Effektiewe belang	23.1%	9.3%	9.4%	9.5%	33⅓%	33⅓%
	Nota 1 R miljoen	*Nota 1* R miljoen	R miljoen	R miljoen	R miljoen	R miljoen
Drawaarde van beleggings na die uitskakeling van klandisiewaarde	2 335	1 707	1 445	1 337	7 497	4 743
Deel van behoue ekwiteitsinkomste						
– Huidige jaar	204	395	108	183	2 754	2 985
Normale inkomste	383	439	179	234	2 088	1 539
Dividende	(105)	(132)	(77)	(63)	(850)	(654)
Uitsonderlike items en klandisiewaarde amortisasie	(58)	(12)	(19)	–	(279)	1 891
Ander reserwe- en wisselkoersbewegings	(16)	100	25	12	1 795	209
– Kumulatief	204	395	1 205	1 097	7 497	4 743

Opgesomde finansiële inligting:	Per tussenverslag 31/12/2001	Per tussenverslag 31/12/2001	Per jaarverslag 31/03/2002	Per jaarverslag 31/03/2001	Per jaarverslag 31/03/2002	Per jaarverslag 31/03/2001
					Nota 2	*Nota 2*
Balansstaat						
Bates						
Netto versekeringsverwante bates	–	3 676	–	–	–	–
Netto voorskotte, lenings en bankverwante sekuriteite	1 510	26 292	1 241	8 955	–	–
Ontasbare bates	3 691	1 350	66	164	106 082	81 644
Eiendom, aanleg en toerusting en ander	17	2 600	14 601	5 199	43 399	29 656
Beleggings en lenings	6 642	2 258	3 972	3 003	12 738	8 304
Netto bedryfsbates/(-laste)	(6)	(10 494)	–	–	19 819	13 470
	11 854	25 682	19 880	17 321	182 038	133 074
Ekwiteit en laste						
Aandeelhouersfondse en langtermynskuld	11 854	25 682	19 880	17 321	182 038	133 074

	12 maande geëindig 31/12/2001	12 maande geëindig 31/12/2001	12 maande geëindig 31/03/2002	12 maande geëindig 31/03/2001	12 maande geëindig 31/03/2002	12 maande geëindig 31/03/2001
					Nota 3	*Nota 3*
Inkomstestaat						
Wesensverdienste	1 661	4 691	1 888	2 446	6 264	4 844
Netto wins vir die jaar	1 410	4 575	1 686	2 442	5 427	11 140
Dividende betaal	616	1 293	810	668	2 550	1 962

Daar is geen lenings aan hierdie geassosieerde maatskappye nie.

Nota 1: Geen vergelykende syfers word vir RAB Beherend Beperk en FirstRand Beperk getoon nie, aangesien hierdie beleggings effektief op 1 Januarie 2001 verkry is.

Nota 2: In die geouditeerde balansstaat van R&R word sy belang in British American Tobacco Plc (BAT) slegs as 'n enkele item getoon wat die drawaarde daarvan as 'n geëkwiteerde geassosieerde maatskappy verteenwoordig. Om meer betekenisvolle inligting te openbaar, word BAT se verkorte balansstaat eerder hierbo aangebied. Hierdie balansstaat is soos op 31 Desember aangesien BAT nie 'n balansstaat in sy kwartaalverslag tot 31 Maart ingesluit het nie.

Nota 3: Wesensverdienste en netto wins vir die jaar het betrekking op die inkomstestaat van R&R wat sy belang in die netto inkomste van BAT insluit.

BYLAAG D

Inligting oor sake- en geografiese segmente vir die jaar geëindig 31 Maart 2002

	Handelsmerkbelange R miljoen	Finansiële dienste R miljoen	Nywerheidsbelange R miljoen	Mynbelange R miljoen	Korporatiewe finansies en ander belange R miljoen	GEKONSOLIDEERD 2002 Totaal R miljoen
SAKESEGMENTONTLEDING						
Omset van die maatskappy en sy filiale	895	339	6 849	96	262	8 441
Bedryfswins	–	2	589	1	166	758
Amortisasie van klandisiewaarde						(138)
Uitsonderlike items						(20)
						600
Belasting						172
Wins na belasting van die maatskappy en sy filiale						428
Belang in na-belaste wins van geassosieerde maatskappye						3 255
Wins uit normale bedrywighede	2 168	944	305	306	158	3 881
Amortisasie van klandisiewaarde						(276)
Uitsonderlike items						(350)
Groepwins na belasting						3 683
Minderheidsbelang						151
Netto wins vir die jaar						3 532
Wesensverdienste	2 167	958	570	306	276	4 277
ANDER INLIGTING						
Segmentbates	1	2 735	4 279	32	2 273	9 320
Beleggings in geassosieerde maatskappye	8 116	5 487	2 110	690	555	16 958
						26 278
Belasting – Uitgestel						17
– Lopend						5
Gekonsolideerde totale bates						26 300
Segmentlaste	–	–	1 157	–	9	1 166
Belasting – Uitgestel						95
– Lopend						47
Gekonsolideerde totale laste						1 308
Toevoegings van eiendom, aanleg en toerusting	–	–	185	–	–	185
Waardevermindering en amortisasie	214	194	200	–	–	608

Die belange van die groep word in vyf hoofbedryfsafdelings/sakesegmente ingedeel – handelsmerkbelange, finansiële dienste, nywerheidsbelange, mynbelange en korporatiewe finansies/ander belange. Elke segment verteenwoordig die hoofbedryfsektor van die beleggings wat daaronder ingedeel is. Geen aansuiwering is gemaak vir gevalle waar 'n maatskappy hoofsaaklik in een segment bedrywig is maar ook belange in 'n ander segment het nie.

Inkomste en uitgawes asook die toeskryfbare gedeelte van die inkomste van geassosieerde maatskappye is direk aan segmente toeskryfbaar.

Segmentbates sluit hoofsaaklik kontant en kontantekwivalente, handels- en ander debiteure, voorraad, eiendom, aanleg en toerusting, ontasbare bates en ander beleggings in. Beleggings in geassosieerde maatskappye, volgens die ekwiteitsmetode verantwoord, word apart getoon.

Segmentlaste sluit alle bedryfslaste in, behalwe vir belasting.

GEOGRAFIESE SEGMENTONTLEDING

Die groep se belange kan in twee hoof geografiese gebiede ingedeel word, naamlik Suid-Afrika en die buiteland.

	Omset 2002 R miljoen	Wesensverdienste 2002 R miljoen	Totale bates 2002 R miljoen
Suid-Afrika	6 347	2 189	18 780
Buiteland	2 094	2 088	7 498
	8 441	4 277	26 278

Totale bates hierbo sluit in bates en beleggings in geassosieerde maatskappye, maar nie uitgestelde belastingbates en belasting vooruitbetaal nie.

BYLAAG D

Inligting oor sake- en geografiese segmente vir die jaar geëindig 31 Maart 2001

	Handels-merk-belange R miljoen	Finansiële dienste R miljoen	Nywerheids-belange R miljoen	Myn-belange R miljoen	Korporatiewe finansies en ander belange R miljoen	GEKONSOLIDEERD 2001 Totaal R miljoen
SAKESEGMENTONTLEDING						
Omset van die maatskappy en sy filiale	685	90	5 756	683	144	7 358
Bedryfswins	–	2	410	28	64	504
Amortisasie van klandisiewaarde						–
Uitsonderlike items						1 523
						2 027
Belasting						109
Wins na belasting van die maatskappy en sy filiale						1 918
Belang in na-belaste wins van geassosieerde maatskappye						4 765
Wins uit normale bedrywighede	1 599	239	143	794	126	2 901
Amortisasie van klandisiewaarde						(159)
Uitsonderlike items						2 023
Groepwins na belasting						6 683
Minderheidsbelang						109
Netto wins vir die jaar						6 574
Wesensverdienste	1 598	241	364	823	169	3 195
ANDER INLIGTING						
Segmentbates	–	2 766	3 807	182	1 608	8 363
Beleggings in geassosieerde maatskappye	5 360	4 798	1 746	505	755	13 164
						21 527
Belasting – Uitgestel						9
– Lopend						18
Gekonsolideerde totale bates						21 554
Segmentlaste	–	16	1 245	–	34	1 295
Belasting – Uitgestel						46
– Lopend						36
Gekonsolideerde totale laste						1 377
Toevoegings van eiendom, aanleg en toerusting	–	–	173	–	4	177
Waardevermindering en amortisasie	155	1	179	–	–	335

Die belange van die groep word in vyf hoofbedryfsafdelings/sakesegmente ingedeel – handelsmerkbelange, finansiële dienste, nywerheidsbelange, mynbelange en korporatiewe finansies/ander belange. Elke segment verteenwoordig die hoofbedryfsektor van die beleggings wat daaronder ingedeel is. Geen aansuiwering is gemaak vir gevalle waar 'n maatskappy hoofsaaklik in een segment bedrywig is maar ook belange in 'n ander segment het nie.

Inkomste en uitgawes asook die toeskryfbare gedeelte van die inkomste van geassosieerde maatskappye is direk aan segmente toeskryfbaar.

Segmentbates sluit hoofsaaklik kontant en kontantekwivalente, handels- en ander debiteure, voorraad, eiendom, aanleg en toerusting, ontasbare bates en ander beleggings in. Beleggings in geassosieerde maatskappye, volgens die ekwiteitsmetode verantwoord, word apart getoon.

Segmentlaste sluit alle bedryfslaste in, behalwe vir belasting.

GEOGRAFIESE SEGMENTONTLEDING

Die groep se belange kan in twee hoof geografiese gebiede ingedeel word, naamlik Suid-Afrika en die buiteland.

	Omset 2001 R miljoen	Wesens-verdienste 2001 R miljoen	Totale bates 2001 R miljoen
Suid-Afrika	5 452	1 656	16 784
Buiteland	1 906	1 539	4 743
	7 358	3 195	21 527

Totale bates hierbo sluit in bates en beleggings in geassosieerde maatskappye, maar nie uitgestelde belastingbates en belasting vooruitbetaal nie.

ONTLEDING VAN AANDEELHOUERS

op 31 Maart 2002

	Aantal aandeel-houers	% van aandeel-houers	Aantal aandele	% van aandele uitgereik
VERSPREIDING VAN AANDEELHOUERS				
Gewone aandele				
Publieke aandeelhouers	17 070	99.8	483 412 586	99.37
Nie-publieke aandeelhouers				
Direkteure en hulle verwantes	27	0.2	3 081 064	0.63
	17 097	100.0	486 493 650	100.00

	%	Aantal aandele
VERNAAMSTE VOORDELIGE AANDEELHOUERS		
Gewone aandele		
Public Investment Commissioner	11.45	55 700 682
Old Mutual Life Assurance Company SA	10.43	50 729 711
Ander	78.12	380 063 257
	100.00	486 493 650
B-gewone aandele		
Rembrandt Trust (Edms) Beperk	100.00	

Ingevolge die openbaarmakingsvereistes soos voorgeskryf in artikel 140A(8)(a) van die Maatskappywet 61 van 1973, soos gewysig, het geen ander aandeelhouer op 31 Maart 2002 'n voordelige belang van meer as 5% in die gewone aandele van u maatskappy gehou nie.

JSE Sekuriteitebeurs Suid-Afrika	**2002**	2001
Markkapitalisasie op 31 Maart (R miljoen)	**30 649**	22 865
Prys (sent per aandeel)		
– 31 Maart	**6 300**	4 700
– Hoogste	**6 650**	5 550
– Laagste	**4 780**	3 850
Aantal aandele verhandel (000'e)	**203 231**	78 267

ADDISIONELE INLIGTING (2002)

INSTITUSIONELE EN PRIVAAT AANDEELHOUDINGS IN REMGRO BEPERK


Privaat
16%
Institusioneel
84%

BUITELANDSE EN PLAASLIKE BELEGGINGS IN REMGRO BEPERK AANDELE


Buiteland
7%
Suid-Afrika
93%

ONTLEDING VAN AANDEELHOUERS

op 31 Maart 2002

Belange van direkteure in die uitgereikte kapitaal van die maatskappy

Gewone aandele

	Direk		Indirek			
	Voordelig	Nie-voordelig	Voordelig	Nie-voordelig	Totaal	% van aandele uitgereik
31 Maart 2002						
P E Beyers	–	–	49 024	–	49 024	
W E Bührmann	26 745	–	10 782	–	37 527	
G D de Jager	1 740	–	–	–	1 740	
J W Dreyer	4 298	–	3 698	–	7 996	
P J Erasmus	38 730	–	–	–	38 730	
D M Falck	200	–	18 133	–	18 333	
P K Harris	–	–	57 118	–	57 118	
E de la H Hertzog	202 383	–	1 525 747	4 484	1 732 614	
E Molobi	174	–	–	–	174	
J F Mouton	–	–	20 000	–	20 000	
J A Preller	18 280	–	7 861	–	26 141	
Johann Rupert	–	–	270 001	–	270 001	
P G Steyn	51 474	–	635 596	–	687 070	
T van Wyk	29 992	–	18 004	–	47 996	
M H Visser	2 888	–	88 196	–	91 084	
	376 904	–	2 704 160	4 484	3 085 548	0.63%
31 Maart 2001						
P E Beyers	–	–	34 024	–	34 024	
W E Bührmann	174	–	37 353	–	37 527	
G D de Jager	1 000	–	–	–	1 000	
J W Dreyer	600	–	7 396	–	7 996	
P J Erasmus	38 730	–	–	–	38 730	
D M Falck	14 034	–	18 940	–	32 974	
E de la H Hertzog	163 512	21 603	1 551 610	5 352	1 742 077	
E Molobi	174	–	–	–	174	
J A Preller	10 418	–	15 723	–	26 141	
Johann Rupert	44 490	–	225 511	–	270 001	
P G Steyn	51 474	–	635 596	–	687 070	
T van Wyk	16 987	–	26 009	–	42 996	
M H Visser	2 888	–	88 196	–	91 084	
	344 481	21 603	2 640 358	5 352	3 011 794	0.62%

B-gewone aandele

Mnr Johann Rupert is 'n direkteur van Rembrandt Trust (Edms) Beperk wat die houer is van al die uitgereikte ongenoteerde B-gewone aandele.

Sedert die einde van die finansiële jaar tot datum van hierdie verslag het die belange van die direkteure vermeerder met 28 600 gewone aandele.

SEKURITEITE TRANSAKSIES TOTAAL ELEKTRONIES (STRATE)

Die maatskappy se aandele is op 12 November 2001 na die elektroniese STRATE-stelsel oorgeplaas.

Aandeelhouers wat nog nie hulle aandeelhouding gedematerialiseer het nie, word versoek om dit onmiddellik te doen, of minstens voor die sluiting van die Fonds vir Ontneemde Lede. STRATE beoog nie om hierdie fonds voort te sit na September 2002 nie.

ADMINISTRASIE

SEKRETARIS
M Lubbe (Mev)

SAKE-ADRES EN GEREGISTREERDE KANTOOR
Carpe Diem Kantoorgebou
Quantumstraat
Tegnopark
Stellenbosch
7600

Posbus 456
Stellenbosch
7599

OORDRAGSEKRETARISSE
Computershare Investor Services Beperk
Foxstraat 41
Johannesburg
2001

Posbus 61051
Marshalltown
2107

OUDITEURE
PricewaterhouseCoopers Ing.

NOTERING
JSE Sekuriteitebeurs Suid-Afrika
Sektor: Finansieel – Beleggingsmaatskappye

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM
Cusip nommer 75956M107
ADR tot gewone aandeel 1:1

Depositaris:
The Bank of New York
620 Avenue of the Americas
New York NY 10011

BORG
Rand Aksepbank Korporatiewe Finansiering

WEBWERF
www.remgro.com

DATUMS VAN BELANG VIR AANDEELHOUERS

Finansiële jaareinde	31 Maart
Algemene jaarvergadering	Dinsdag, 27 Augustus 2002
Finansiële verslae	
Aankondiging van tussenresultate	November
Tussenverslag	Desember
Aankondiging van jaarresultate	Junie
Finansiële jaarstate	Julie
Dividende	
Tussendividend	
– verklaar	November
– betaal	Januarie
Finale dividend	
– verklaar	Junie
– betaal	Augustus

KENNISGEWING AAN AANDEELHOUERS

Die 2002 algemene jaarvergadering van die maatskappy sal op Dinsdag, 27 Augustus 2002 om 15:30 in die Ouditorium van die Oude Libertas Sentrum, Oude Libertasweg, Stellenbosch, gehou word om:

1. die finansiële jaarstate vir die jaar geëindig 31 Maart 2002 te oorweeg en goed te keur;

2. die direkteursvergoeding vir die afgelope finansiële jaar vas te stel;

3. direkteure te kies in die plek van mnre P E Beyers, W E Bührmann, J W Dreyer, T van Wyk, P K Harris, dr E de la H Hertzog en mev J A Preller wat kragtens die bepalings van die statute aftree. Hierdie direkteure is en stel hulself herkiesbaar;

4. die volgende besluite te oorweeg en, indien goedgevind, dit met of sonder wysiging aan te neem:

4.1 Spesiale besluit nommer 1

"BESLUIT DAT die direksie, tot en met die datum van die volgende algemene jaarvergadering, gemagtig word om die koop van aandele in die maatskappy deur enige filiaalmaatskappy van die maatskappy goed te keur op voorwaarde dat:

- die borg vir die maatskappy 'n brief verskaf oor die toereikenheid van bedryfskapitaal ingevolge artikel 2.14 van die noteringsvereistes van die JSE Sekuriteitebeurs Suid-Afrika ("die noteringsvereistes") voordat enige terugkope gedoen word op die ope mark van die JSE Sekuriteitebeurs Suid-Afrika ("JSE");
- die aandele in die ope mark gekoop word soos gedefinieer deur die JSE;
- die algemene magtiging nie langer as 15 maande na die datum van hierdie besluit sal duur nie;
- die algemene magtiging om aandele terug te koop beperk word tot sodanige persentasie van die maatskappy se uitgereikte aandelekapitaal van daardie klas ten tye van die toestaan van die magtiging as wat die noteringsvereistes van tyd tot tyd toelaat om teruggekoop te word, onderhewig daaraan dat sodanige persentasie nie 20% sal oorskry nie;
- 'n betaalde persverklaring, wat sodanige besonderhede verskaf soos vereis word ingevolge die noteringsvereistes, gepubliseer word wanneer enige filiaal van die maatskappy kumulatief 3% van die uitgereikte aandele teruggekoop het; en
- terugkope nie gedoen mag word teen 'n prys wat meer as 10% bokant die geweegde gemiddelde markwaarde van die sekuriteite vir die vyf besigheidsdae onmiddellik voor die datum waarop die transaksie goedgekeur is, is nie,

en sal onderhewig wees aan die bepalings van die Maatskappywet 61 van 1973, soos gewysig, ("die Wet") en die noteringsvereistes."

Verduidelikende aantekeninge oor spesiale besluit nommer 1

Spesiale besluit nommer 1 word voorgestel ten einde die direksie in staat te stel om tot en met die datum van die volgende algemene jaarvergadering, maar nie langer as 15 maande na die datum van hierdie besluit nie, die koop van aandele in die maatskappy deur enige filiaalmaatskappy van die maatskappy goed te keur onderhewig aan die bepalings van die Wet en die noteringsvereistes.

Die effek van spesiale besluit nommer 1 sal wees dat die direksie tot en met die datum van die volgende algemene jaarvergadering in staat sal wees om die koop van aandele in die maatskappy deur enige filiaalmaatskappy van die maatskappy goed te keur.

KENNISGEWING AAN AANDEELHOUERS

4.2 Spesiale besluit nommer 2

"BESLUIT DAT die direksie, tot en met die datum van die volgende algemene jaarvergadering, gemagtig word om die koop van sy eie aandele deur die maatskappy goed te keur, op voorwaarde dat:

- die borg vir die maatskappy 'n brief verskaf oor die toereikenheid van bedryfskapitaal ingevolge artikel 2.14 van die noteringsvereistes voordat enige terugkope gedoen word op die ope mark van die JSE;
- die aandele in die ope mark gekoop word soos gedefinieer deur die JSE;
- die algemene magtiging nie langer as 15 maande na die datum van hierdie besluit sal duur nie;
- die algemene magtiging om aandele terug te koop beperk word tot sodanige persentasie van die maatskappy se uitgereikte aandelekapitaal van daardie klas ten tye van die toestaan van die magtiging as wat die noteringsvereistes van tyd tot tyd toelaat om teruggekoop te word, onderhewig daaraan dat sodanige persentasie nie 20% sal oorskry nie;
- 'n betaalde persverklaring, wat sodanige besonderhede verskaf soos vereis word ingevolge die noteringsvereistes, gepubliseer word wanneer die maatskappy kumulatief 3% van die uitgereikte aandele teruggekoop het; en
- terugkope nie gedoen mag word teen 'n prys wat meer as 10% bokant die geweegde gemiddelde markwaarde van die sekuriteite vir die vyf besigheidsdae onmiddellik voor die datum waarop die transaksie goedgekeur is, is nie,

en dat dit onderhewig sal wees aan die bepalings van die Wet en die noteringsvereistes."

Verduidelikende aantekeninge oor spesiale besluit nommer 2

Spesiale besluit nommer 2 word voorgestel ten einde die direksie in staat te stel om tot en met die datum van die volgende algemene jaarvergadering die koop deur die maatskappy van sy eie aandele goed te keur, onderhewig aan die bepalings van die Wet en die noteringsvereistes.

Die effek van spesiale besluit nommer 2 sal wees dat die direksie tot en met die datum van die volgende algemene jaarvergadering, die koop deur die maatskappy van sy eie aandele kan goedkeur, onderhewig aan die bepalings van die Wet en die noteringsvereistes.

Dit is die voorneme van die direksie dat hulle hierdie magtiging mag gebruik indien heersende omstandighede (met inagneming van die belastingbedeling en marktoestande) dit na hulle mening regverdig.

Die direkteure onderneem dat hulle nie enige sodanige terugkoop sal onderneem in die tydperk van die algemene magtiging nie tensy:

- die maatskappy en sy filiaalmaatskappye in staat sal wees om sy skulde te betaal soos hulle in die gewone loop van besigheid verskuldig raak;
- die gekonsolideerde bates van die maatskappy en sy filiaalmaatskappye, billik gewaardeer ooreenkomstig die rekeningkundige beleid gebruik in die laaste finansiële state en volgens die Suid-Afrikaanse Standpunte oor Algemeen Aanvaarde Rekenkundige Praktyk, meer sal wees as die gekonsolideerde laste van die maatskappy en sy filiaalmaatskappye;
- die maatskappy en sy filiaalmaatskappye oor voldoende kapitaal sal beskik; en
- die bedryfskapitaal van die maatskappy en sy filiaalmaatskappye voldoende sal wees vir sy behoeftes.

4.3 Gewone besluit nommer 1

"BESLUIT DAT die gewone aandele van een sent elk en die B-aandele van tien sent elk in die gemagtigde maar onuitgereikte aandelekapitaal van die maatskappy hiermee onder beheer van die direksie geplaas word as 'n algemene magtiging in terme van artikel 221(2) van die Wet, onderhewig aan die bepalings van die Wet en die noteringsvereistes,

tot en met die volgende algemene jaarvergadering van die maatskappy en dat die direksie sodanige aandele mag toewys en uitreik aan sodanige persone as wat hulle goeddink."

4.4 Gewone besluit nommer 2

"BESLUIT DAT die reëls van die maatskappy se aandeleskema met werking vanaf die maatskappy se afgelope finansiële jaareinde, gewysig word deur die bestaande klousule 9 met die volgende klousule te vervang:

9 KAPITALISASIE-UITGIFTE, SPESIALE DIVIDENDE EN ONTBONDELINGS

9.1 Indien 'n werknemer 'n aanbod aanvaar het, is hy geregtig om ten opsigte van daardie belang aan enige kapitalisasie-uitgifte, spesiale dividende en ontbondelings deel te neem.

9.2 Tot tyd en wyl enige betrokke belang aan 'n deelnemer gelewer is, is en bly die trustees geregtig om enige kapitalisasie-aandele, spesiale dividende en die opbrengs van enige ontbondelings ten opsigte van sodanige belang te ontvang en te behou op voorwaarde dat:

9.2.1 die trustees enige kapitalisasie-aandele en spesiale dividende en die opbrengs van enige ontbondelings waarop 'n deelnemer geregtig sou gewees het indien 'n betrokke belang reeds aan hom gelewer was, aan hom sal lewer wanneer die deelnemer geregtig word op lewering van die betrokke belang;

9.2.2 die deelnemer aanspreeklik sal wees vir die betaling van enige seëlregte wat betaalbaar mag word as gevolg van die oordrag van die kapitalisasie-aandele en die opbrengs van die ontbondelings.

9.3 Indien ten tye van 'n kapitalisasie-uitgif of die betaling van 'n spesiale dividend of 'n ontbondeling 'n deelnemer se skema-aandele nog nie aan die trustees uitgereik is nie, sal die direkteure geregtig wees om te bepaal dat die minimum tydperke na verwys in 4.1.2.1, 4.1.2.2 en 4.1.2.3 verval en dat die deelnemer teen betaling van die koopprys geregtig sal wees op lewering (deur uitreiking) van sy skema-aandele.

9.4 Vir doeleindes van hierdie klousule beteken 'n spesiale dividend 'n dividend wat die direkteure van die maatskappy verklaar as 'n spesiale dividend benewens die gewone dividend."

Verduidelikende aantekeninge oor gewone besluit nommer 2

Gewone besluit nommer 2 word voorgestel ten einde die reëls van die maatskappy se aandeleskema te wysig om voorsiening te maak vir spesiale dividende.

5. enige ander besigheid te verrig wat op 'n algemene jaarvergadering verrig mag word.

'n Lid wat geregtig is om die vergadering by te woon en te stem, het die reg om 'n gevolmagtigde te benoem om die vergadering in sy/haar plek by te woon, te praat en by 'n stemming by wyse van stembriefies te stem. So 'n gevolmagtigde hoef nie 'n lid van die maatskappy te wees nie.

In opdrag van die raad van direkteure.

M Lubbe
Sekretaris

Stellenbosch
19 Junie 2002

BONDIGE RIGLYNE

vir die gebruik van die volmagvorm en die stemopdragvorm

1. Remgro aandeelhouers wat nog nie hul Remgro gewone aandele gedematerialiseer het nie

1.1 Indien u Remgro gewone aandele nog nie gedematerialiseer is nie, met ander woorde indien u steeds in besit is van 'n Remgro aandelesertifikaat, moet u slegs die volmagvorm voltooi indien u 'n gevolmagtigde wil benoem om die algemene jaarvergadering namens u by te woon en daar te praat en te stem.

1.2 Indien u van voornemens is om die algemene jaarvergadering persoonlik by te woon, of indien u nie van plan is om by sodanige vergadering te stem nie, hoef u nie die volmagvorm te voltooi nie.

1.3 U hoef onder geen omstandighede die stemopdragvorm te voltooi nie.

2. Remgro aandeelhouers wie se Remgro gewone aandele reeds gedematerialiseer is

2.1 Indien u Remgro gewone aandele reeds gedematerialiseer is, met ander woorde indien u nie meer in besit van 'n Remgro aandelesertifikaat is nie, sal u besluit oor watter vorm u behoort in te vul, afhang van die vraag of u gedematerialiseerde Remgro gewone aandele in Remgro se elektroniese sub-register van lede –

2.1.1 in u eie naam (sogenaamde "eie naam registrasie"); of

2.1.2 in die naam van u sentrale effektebewaarnemer-deelnemer ("CSDP"), makelaar of Computershare Custodial Services Beperk in sy hoedanigheid as die uitreiker-geborgde genomineerde ("Computershare"), geregistreer is.

2.2 In geval van eie naam registrasie moet u slegs die volmagvorm voltooi indien u 'n gevolmagtigde wil benoem om die algemene jaarvergadering namens u by te woon en daar te praat en te stem. Indien u van voornemens is om die algemene jaarvergadering self by te woon, of indien u nie van plan is om by die algemene jaarvergadering te stem nie, hoef u nie die volmagvorm te voltooi nie. U hoef onder geen omstandighede die stemopdragvorm te voltooi nie.

2.3 Indien u gedematerialiseerde Remgro gewone aandele in Remgro se elektroniese sub-register van lede in die naam van u CSDP, makelaar of Computershare geregistreer is en u by die algemene jaarvergadering wil stem, maar nie sodanige vergadering persoonlik kan of wil bywoon nie, moet u die stemopdragvorm voltooi. Indien u van voornemens is om die algemene jaarvergadering persoonlik by te woon, moet u 'n skriftelike versoek aan u aangewese CSDP, makelaar of Computershare rig om u van die nodige magtiging in die verband te voorsien. U hoef onder geen omstandighede die volmagvorm te voltooi nie.

3. Sien asseblief die volmagvorm en die stemopdragvorm vir omvattende instruksies aangaande die voltooiing van dié vorms.

Remgro
Beperk

(Geïnkorporeer in die Republiek van Suid-Afrika)
(Registrasienommer 1968/6415/06)
(Aandelekode: REM ISIN: ZAE000026480)
("die maatskappy")

VOLMAGVORM

vir die jaar geëindig 31 Maart 2002

HIERDIE VORM IS SLEGS VIR GEBRUIK DEUR:

1. GEREGISTREERDE AANDEELHOUERS WAT NOG NIE HULLE REMGRO BEPERK GEWONE AANDELE GEDEMATERIALISEER HET NIE; EN

2. GEREGISTREERDE AANDEELHOUERS WAT REEDS HULLE REMGRO BEPERK GEWONE AANDELE GEDEMATERIALISEER HET EN IN EIE NAAM GEREGISTREER IS IN DIE MAATSKAPPY SE SUB-REGISTER.*

*** Sien verduidelikende aantekening 3 op die keersy hiervan**

Vir gebruik deur bogenoemde geregistreerde aandeelhouers wat gewone aandele van die maatskappy hou ("lid") en welke lid nie die 2002 algemene jaarvergadering van die maatskappy wat op Dinsdag, 27 Augustus 2002 om 15:30 in die Ouditorium van die Oude Libertas Sentrum, Oude Libertasweg, Stellenbosch gehou sal word ("die algemene jaarvergadering") in persoon kan bywoon nie.

Ek/Ons ______________________________

die eienaar/s van ______________________ gewone aandele in die maatskappy, stel hiermee aan (verwys na aantekening 1 op die keersy)

1. ______________________________ of, by ontstentenis van hom/haar,

2. ______________________________ of, by ontstentenis van hom/haar,

3. die voorsitter van die algemene jaarvergadering, as my/ons gevolmagtigde om namens my/ons die algemene jaarvergadering van die maatskappy by te woon en daar, of by enige verdaging daarvan, namens en ten behoewe van my/ons te praat, te stem of, buite stemming te bly soos volg (verwys aantekening 2 en aanwysing 2 op die keersy):

	Dui aan met 'n "X" of vul aantal stemme in (een stem per gewone aandeel).		
	Ten gunste van	Teen	Buite stemming
1. Goedkeuring van finansiële jaarstate			
2. Goedkeuring van direkteure se vergoeding			
3. Verkiesing van direkteure			
4.1 Spesiale besluit nommer 1			
4.2 Spesiale besluit nommer 2			
4.3 Gewone besluit nommer 1			
4.4 Gewone besluit nommer 2			

Geteken te ______________________ op ______________________ 2002

Handtekening/e ______________________________

Bygestaan deur ______________________________
(waar van toepassing)

Lees asseblief die aantekeninge en aanwysings op die keersy hiervan.

VOLMAGVORM

Aantekeninge:

1. 'n Lid wat geregtig is om die algemene jaarvergadering by te woon en te stem het die reg om 'n gevolmagtigde te benoem om die algemene jaarvergadering in sy/haar plek by te woon en te praat en te stem. 'n Gevolmagtigde hoef nie 'n lid van die maatskappy te wees nie.

2. Elke lid persoonlik, of by wyse van volmag, teenwoordig en geregtig om te stem by die algemene jaarvergadering van die maatskappy, het slegs een stem by die opsteek van hande, ongeag die aantal aandele gehou deur so 'n lid. Wanneer per stembrief gestem word, is elke lid egter geregtig op sodanige aantal stemme van die totale stemme in die maatskappy as wat die verhouding is waarin die totale bedrag van die nominale waarde van die aandele deur so 'n lid gehou in die maatskappy staan tot die totale bedrag van die nominale waarde van al die uitgereikte aandele van die maatskappy.

3. Eie naam geregistreerde lede is lede wat gekies het om nie aan die Uitreiker-geborgde Genomineerde Program deel te neem nie en vir Computershare Custodial Services of Mercantile Bank aangestel het as hul Sentrale Effekte Bewaardeelnemer ("CSDP") met die uitdruklike instruksie dat hul ongesertifiseerde aandele in <u>hulle eie naam</u> in die elektroniese sub-register van lede geregistreer moet word.

Aanwysings vir die ondertekening en inlewering van volmag:

1. 'n Lid mag die naam van 'n gevolmagtigde of die name van twee alternatiewe gevolmagtigdes invul in die spasie/s voorsien op die keersy met of sonder die deurhaling van "die voorsitter van die algemene jaarvergadering", maar enige sodanige deurhaling moet deur die lid geparafeer word. Indien hierdie spasie/s vakant gelaat word, sal die volmag uitgeoefen word deur die voorsitter van die algemene jaarvergadering. Die naam van die persoon wat eerste op die volmagvorm verskyn en wat aanwesig is by die algemene jaarvergadering is geregtig om as gevolmagtigde op te tree met uitsluiting van die persone wie se name daarna volg.

2. 'n Lid moet sy/haar stemopdragte aan die gevolmagtigde aandui deur 'n "X", of die aantal stemme wat die lid wil uitoefen in die toepaslike spasies op die keersy in te vul. By gebrek hieraan sal dit geag word dat die gevolmagtigde by die algemene jaarvergadering mag stem of buite stemming bly soos hy/sy goeddink ten opsigte van al die stemme waarop die lid geregtig is. 'n Lid of sy/haar gevolmagtigde is nie verplig om al sy/haar stemme te gebruik nie, maar die totaal van stemme wat uitgeoefen word, of dié ten opsigte waarvan daar buite stemming gebly word, mag nie die totale aantal stemme oorskry waarop die lid of sy/haar gevolmagtigde geregtig is nie.

3. 'n Minderjarige moet bygestaan word deur sy/haar ouer of voog tensy dokumente, wat sy/haar regsbevoegdheid staaf, gelewer word of reeds by die oordragsekretarisse aangeteken is.

4. Ten einde geldig te wees moet voltooide volmagvorms ingelewer word by die maatskappy se oordragsekretarisse, Computershare Investor Services Beperk, Tweede Verdieping, Edura-gebou, Foxstraat 41, Johannesburg 2001 Suid-Afrika, of kan gepos word aan die oordragsekretarisse by Posbus 61051, Marshalltown 2107, Suid-Afrika, om hulle te bereik nie later as Vrydag, 23 Augustus 2002 om 15:30 (Suid-Afrikaanse tyd) nie.

5. Persone wat die volmagvorm in 'n verteenwoordigende hoedanigheid onderteken, moet dokumentêre bewys van sodanige magtiging aan die volmagvorm heg, tensy dit reeds by die oordragsekretarisse ingelewer en aangeteken is, of die voorsitter van die algemene jaarvergadering daarvan afstand gedoen het.

6. Die voltooiing en inlewering van hierdie volmagvorm sal nie die lid belet om, indien hy/sy so sou verkies, die algemene jaarvergadering by te woon en self daar te praat en te stem in plek van die gevolmagtigde wat deur hom/haar aangewys is nie.

7. Geen parawe is nodig wanneer lede blanko spasies op hierdie volmagvorm voltooi nie. Enige wysigings of veranderings wat aan hierdie volmagvorm aangebring word, moet deur die ondertekenaar/s geparafeer word.

8. Die voorsitter van die algemene jaarvergadering mag enige volmagvorm wat nie in ooreenstemming met hierdie aantekeninge voltooi is nie, aanvaar indien hy tevrede is dat die lid se wense ten opsigte van die uitoefening van sy stemme, nagekom word.

Remgro
Beperk

(Geïnkorporeer in die Republiek van Suid-Afrika)
(Registrasienommer 1968/6415/06)
(Aandelekode: REM ISIN: ZAE000026480)
("die maatskappy")

STEMOPDRAGVORM

vir die jaar geëindig 31 Maart 2002

HIERDIE VORM IS SLEGS VIR GEBRUIK DEUR LEDE WAT REEDS HUL REMGRO BEPERK GEWONE AANDELE GEDEMATERIALISEER HET, MAAR NIE IN EIE NAAM GEREGISTREER IS IN DIE MAATSKAPPY SE SUB-REGISTER NIE. *

*** Sien verduidelikende nota 1 op die keersy hiervan**

Vir gebruik in verband met die 2002 algemene jaarvergadering van die maatskappy wat op Dinsdag, 27 Augustus 2002 om 15:30 in die Ouditorium van die Oude Libertas Sentrum, Oude Libertasweg, Stellenbosch gehou word ("die algemene jaarvergadering").

Lede wat reeds hul Remgro Beperk gewone aandele gedematerialiseer het, mag hierdie vorm gebruik ten einde hul Sentrale Effektebewaardeelnemer ("CSDP") of makelaar van hul stemopdrag ten opsigte van die voorgestelde besluite te verwittig deur die gepaste ruimtes hieronder in te vul. Indien lede persoonlik die algemene jaarvergadering wil bywoon, sal hulle hul CSDP of makelaar moet versoek om hulle van die nodige volmag in die verband te voorsien.

Ek/Ons ______________________________

as 'n lid of lede wie se Remgro Beperk gewone aandele gedematerialiseer is, dui hiermee in die ruimtes voorsien aan hoe my/ons CSDP/makelaar my/ons stemopdrag ten opsigte van die besluite wat voorgestel staan te word by die algemene jaarvergadering en enige uitstel daarvan moet uitvoer.

Stemopdrag	Vul aantal stemme in (een stem per gewone aandeel).		
	Ten gunste van	Teen	Buite stemming
1. Goedkeuring van finansiële jaarstate			
2. Goedkeuring van direkteure se vergoeding			
3. Verkiesing van direkteure			
4.1 Spesiale besluit nommer 1			
4.2 Spesiale besluit nommer 2			
4.3 Gewone besluit nommer 1			
4.4 Gewone besluit nommer 2			

Geteken te ______________________ op ______________________ 2002

Handtekening/e ______________________________

Bygestaan deur ______________________________
(waar van toepassing)

Lees asseblief die aantekeninge op die keersy hiervan.

Aantekeninge:

1. Lede wat gekies het om nie aan die Uitreiker-geborgde Genomineerde Program deel te neem nie en vir Computershare Custodial Services of Mercantile Bank aangestel het as hul CSDP met die uitdruklike instrukies dat hul ongesertifiseerde aandele in hulle eie naam in die elektroniese sub-register van lede geregistreer moet word, moet die volmagvorm voltooi.

2. Dui asseblief in die gepaste ruimtes hierbo die aantal stemme wat uitgeoefen moet word aan. Elke gewone aandeel dra die reg om een stem uit te bring.

3. 'n Lid of sy/haar gevolmagtigde is nie verplig om al sy/haar stemme uit te bring of op dieselfde wyse uit te bring nie, maar die totale aantal stemme wat uitgebring word, insluitend stemme ten opsigte waarvan buite stemming gebly word, mag egter nie die totale aantal stemme wat uitgeoefen mag word oorskry nie.

4. Enige wysigings of veranderings wat aan hierdie stemopdragvorm aangebring word, moet deur die ondertekenaar/s geparafeer word.

5. In gevalle waar aandele gesamentlik gehou word, mag enige van sodanige aandeelhouers hierdie stemopdragvorm onderteken.

6. Voltooide stemopdragvorms moet aan die CSDP of makelaar deur wie die gewone aandele gedematerialiseer is, gestuur word. Lede moet hul CSDP of makelaar kontak ten einde die afsluitingsdatum vir die indiening van die stemopdragvorm vas te stel.

REGISTRASIENOMMER 1968/006415/06
ISIN ZAE000026480 AANDELEKODE REM

Remgro
Beperk

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